Exhibit A

82-34775

05010103

RECEIVED

Better Banking



SUPPL

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

SHINSEI BANK

Annual Report 2005

Better Banking—

Focused

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)



233.2
6
5.70%
4.5
2.78%
3
97.3
1.43%
1.5
51.7
0
3/2004
3/2005
Balance of claims disclosed under the Financial Revitalization Law
Claims disclosed under the Financial Revitalization Law as a percentage of total claims

Clean Balance Sheet

Our focus on keeping a clean balance sheet and being a healthy bank has led to a successful reduction of problem claims. The ratio of Shinsei's problem claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims decreased to 1.43% as of March 31, 2005.

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio



(Billions of yen)
(%)
800
786.6
24
730.0
679.8
21.13%
600
20.10%
18
400
12
11.78%
200
6
0
3/2003
3/2004
3/2005
0
Total shareholders' equity
Capital adequacy ratio

Strong

Profile (Consolidated)

(As of March 31, 2005)

Establishment	December 1952	Total Shareholders' Equity	¥786.6 billion
Total Assets	¥8,576.3 billion	Total Capital Adequacy Ratio	11.8%
Deposits, including Negotiable Certificates of Deposit	¥3,452.8 billion	Tier I Capital Ratio	7.0%
Debentures and Corporate Bonds	¥1,330.9 billion	Number of Employees (Non-Consolidated)	2,041
Loans and Bills Discounted	¥3,430.4 billion	Branches: (Non-Consolidated)	
Securities	¥1,478.2 billion	Domestic:	29 Branches, including Head Office; 5 Annexes
		Overseas:	1 Branch; 1 Representative Office

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

Better Value

Creative

Capital Efficiency

Shinsei acquired controlling interests in APLUS and Showa Leasing in fiscal 2004, ended March 31, 2005. After these acquisitions, as of March 31, 2005, the consolidated capital adequacy ratio stood at 11.8%, with a Tier I ratio of 7.0%. These acquisitions strengthened Shinsei Group's consumer and commercial finance capabilities and improved capital efficiency.

Consolidated Total Revenue and Non-Interest Income



(Billions of yen)
(%)
200
150
100
0
80
60
40
20
0
177.8
62.4%
123.5
53.7%
110.9
38.6%
66.3
41.6
3/2003
3/2004
3/2005
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Diversified Revenues

We continue to be creative in offering value-added solutions to our institutional and retail customers. Through our efforts, our non-interest income increased to more than 60% of consolidated total revenue for fiscal 2004.



Shinsei BankSpot in Ginza



Press conference to launch a new service with Rakuten Securities, Inc.

Contents

Consolidated Financial Highlights

Shinsei Bank, Limited and Consolidated Subsidiaries
For the years ended March 31, 2005 and 2004

	Billions of yen		Millions of U.S. dollars
	2005	2004	**2005**
For the year:			
Net interest income	**¥ 66.8**	¥ 57.1	**$ 623.0**
Net fees and commissions	**42.3**	18.9	**394.7**
Net trading income	**23.9**	2.7	**223.4**
Net other business income	**44.5**	44.6	**414.8**
Total revenue	**177.8**	123.5	**1,655.8**
Net income	**67.4**	66.4	**627.9**
Cash basis net income	**74.7**	66.4	**695.8**
Balances at year-end:			
Loans and bills discounted	**¥3,430.4**	¥3,047.0	**$31,943.5**
Total assets	**8,576.3**	6,343.7	**79,861.5**
Deposits, including negotiable certificates of deposit	**3,452.8**	2,734.4	**32,152.1**
Debentures	**1,242.6**	1,358.0	**11,571.2**
Total liabilities	**7,735.7**	5,612.7	**72,034.4**
Total shareholders' equity	**786.6**	730.0	**7,235.3**
Per share data (in yen and U.S. dollars):			
Common shareholders' equity	**¥ 329.65**	¥ 287.94	**$ 3,069.7**
Fully diluted shareholders' equity	**390.06**	378.70	**3,632.2**
Basic net income	**46.78**	46.03	**0.44**
Diluted net income	**34.98**	32.75	**0.33**
Dividends paid per common share	**2.58**	2.22	**0.02**
Cash basis per share data (in yen and U.S. dollars):			
Basic net income	**¥ 52.15**	¥ 46.03	**$ 0.49**
Diluted net income	**38.76**	32.75	**0.36**
Ratios:			
Return on assets	**0.9%**	1.0%	
Return on equity (fully diluted)	**8.9**	9.4	
Tier I capital ratio	**7.0**	16.2	
Total capital adequacy ratio	**11.8**	21.1	

Notes:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts. Ratios have been rounded.
(2) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar amounts are translated at ¥107.39=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2005.
(3) Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets (referred to as consolidation goodwill and other intangibles in our financial statements), net of tax benefit, from net income under Japanese GAAP.
(4) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(5) Return on assets is calculated by dividing net income by the average of total assets at the beginning and end of the period presented.
(6) Return on equity (fully diluted) is calculated by dividing net income by the average of fully diluted shareholders' equity at the beginning and end of the period presented.

Summary of Events

Year	Month	Event
2000	March	New bank launched
	June	Changed name from The Long-Term Credit Bank of Japan, Limited (LTCB), to Shinsei Bank, Limited
		Introduced a management information system (MIS)
2001	May	Operations of Shinsei Securities Co., Ltd., commenced
	June	Launched new retail banking services
		Launched *PowerFlex* comprehensive account, internet banking and 24/7 ATM service
2002	January	Established Institutional Banking Group
	February	Began offering *PowerSmart* housing loan
	October	Launched annuities for individuals
	November	Operations of Shinsei Business Finance Co., Ltd., commenced
	December	Arranged first non-performing loan (NPL) securitization transaction by a Japanese bank
		Launched new real estate non-recourse loan finance program, enabling small-scale deals
2003	February	Arranged multi-asset housing loan securitization
	April	Operations of Shinsei Investment Management (SIM) Co., Ltd., commenced
	September	Established Hibiya Kids Park, an on-site children's day care center—the first among Japanese banks—for Head Office staff
		Received *The Banker*'s 2003 Bank of the Year for Japan award
	November	Selected as sponsor of corporate revitalization process for Matsuyadenki Co., Ltd.
	December	Received *IFR*'s 2003 awards for best securitization deal and team
2004	January	Launched Housing Loan Centers in Tokyo, Yokohama and Osaka
		Received *Nikkei Bonds & Financial Weekly*'s 2003 Best Securitized Product award
	February	Listed the Bank's common shares on First Section of Tokyo Stock Exchange
		Acquired consumer installment credit business of Teijin Finance Limited
	March	Entered into an advisory services agreement with Taiwan's Chiao Tung Bank (CTB) Co., Ltd.
	April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
	May	Opened Shinsei Financial Center–Ginza
2004		Retail accounts reached one million
	June	Opened Platinum Centers in Ginza and Umeda
		Converted to a Company with Committees board model
	July	Received *THOMSON DealWatch*'s IPO of the Year 2003 award for the stock listing and Asset-Backed Securities Deal of the Year 2003 award for multi-asset housing loan securitization
		Received *EUROMONEY*'s Best Bank in Japan 2004 award
	August	Securitized Mizuho Bank Ltd.'s head office and Otemachi Financial Center
	September	Acquired a controlling interest in APLUS Co., Ltd.
		Issued the first collateralized debt obligation (CDO) repackage securitization of commercial mortgage-backed securities (CMBS)
		Installed automatic teller machines (ATMs) that accept foreign bank cards and credit cards
	October	Launched a securitization program for medical receivables
	December	Launched Shinsei *BankSpot*, a new, small banking center, in Ginza
		Received the following awards for Synergy Funding: • *IFR*'s Japanese Securitization of the Year • *Asiamoney*'s Securitization Deal of the Year • *ISR*'s Deal of the Year in Japan • *FinanceAsia*'s Most Innovative Deal in Japan
2005	January	Announced sales of the Bank's common shares
	March	Acquired a controlling interest in Showa Leasing Co., Ltd.
		Installed ATMs at Tokyo Metro Co., Ltd., subway stations
	April	Opened Kyobashi *BankSpot* in Tokyo
		Received *THOMSON Dealwatch*'s Commercial Mortgage-Backed Securities of the Year 2004 award for Cosmic Funding
	May	Operations of Shinsei International Limited commenced
		Opened Chikusa *BankSpot* in Nagoya
		Expanded ATM services to include customers that are members of the PLUS and Cirrus networks
	June	Launched online securities brokerage agent services with Rakuten Securities



Masamoto Yashiro
Chairman

Thierry Porté
President and CEO

To Our Shareholders, Customers and Employees

We are pleased to report that Masamoto Yashiro was appointed as the Chairman of the Board and Thierry Porté as the President and CEO at the Board of Directors meeting following the annual general meeting of shareholders on June 24, 2005.

In February 2004, Shinsei Bank listed its common shares on the First Section of the Tokyo Stock Exchange. We also changed the Bank's charter from being a long-term credit bank to that of an ordinary bank in April 2004. Furthermore, in June 2004, we adopted a Company with Committees (*iinkai-tou setchi-gaisha*) board model.

Having strengthened Shinsei's market capabilities and financial condition, we are now positioning the Bank for stable, long-term profit growth. Built on the foundation of transparent and sound management, Shinsei is focused on delivering a growing array of market-leading financial products and services that satisfy the needs of our institutional and retail customers.

A Record Fiscal 2004

For fiscal 2004, ended March 31, 2005, our consolidated net income was ¥67.4 billion, a ¥1.0 billion increase from fiscal 2003. We achieved this result with steady growth in non-interest income, which increased to more than 60% of total revenue, coming mainly from our investment banking business.

On a non-consolidated basis, net income was ¥68.0 billion.

As a result of continued efforts to improve asset quality, at March 31, 2005, non-performing claims were ¥51.7 billion on a non-consolidated basis, a ¥45.6 billion decline from March 31, 2004, and amounted to 1.4% of total claims.

As of March 31, 2005, the consolidated capital adequacy ratio stood at 11.8% and the Tier I capital ratio was 7.0%. The lower levels from a year ago were due mainly to the acquisitions of APLUS and Showa Leasing. These acquisitions strengthened Shinsei Group's consumer and commercial finance capabilities and improved capital efficiency.

Establishment of the New Business Model

From the beginning, Shinsei has brought together advanced know-how from all over the world to create a banking business model focused on expanding and strengthening two strategically important areas: institutional banking and retail banking. Our approach goes well beyond the offerings of traditional Japanese banks and is focused on providing more customized solutions and services that meet the particular needs of our institutional and retail customers.

This business model has clearly resonated with both existing and prospective customers and led to the steady growth of both our institutional and retail banking businesses. As a result, the Bank's non-interest income, including fees and commissions, rather than interest income derived from traditional deposit and lending operations, accounted for more than 60% of our consolidated total revenue in fiscal 2004. This transformation continues, and our focus on this area gives us a greatly enhanced platform to generate sustainable profits.

Strengthening Our Consumer and Commercial Finance Business: APLUS and Showa Leasing Acquisitions

Shinsei Bank has been strengthening its consumer and commercial finance activities into a third pillar of the Group, complementing the institutional and retail banking businesses. Fiscal 2004 witnessed significant progress in this important business area. We acquired a controlling interest in APLUS in September 2004 and Showa Leasing in March 2005, and made SHINKI Co., Ltd., an equity-method affiliate in October 2004. With these actions, we now have a full range of products and services that meet the needs of small and medium-sized enterprises (SMEs) and individual customers. These include installment credit, credit cards, consumer loans and leasing services.

Institutional Banking Business: Innovation and Solutions

We continue to realize the benefits of merging the relationship management teams with the product development and service teams to deliver value-added solutions to our customers. In our securitization business, we are achieving significant results as a top player in the market with a developed system that can handle a wide range of assets, including loans to companies, lease receivables, credit card receivables, installment receivables, consumer loans, housing loans, apartment loans, commercial real estate and non-performing loans.

In our corporate revitalization business, we provide various solutions to customers to improve their profitability and competitiveness by utilizing our know-how accumulated through Shinsei Bank's own improvements in financial soundness and profitability.

Leveraging our success-driven staff, strong balance sheet, profound market knowledge and years of experience, we continue to provide high-value-added solutions that meet the various needs of our customers.



Retail Banking Business: "Color your life"

Launched in June 2001, our retail banking business has achieved considerable success on the back of the comprehensive *PowerFlex* account. We have since worked hard to expand and improve retail transaction channels, offering such services as internet banking, call centers and ATMs that are available free of charge, 24 hours a day, seven days a week.

Customer response to these initiatives has been strong, and the total number of retail accounts, including *PowerFlex* and traditional accounts, reached 1.3 million at the end of March 2005.

Our assets under management from retail customers have surpassed ¥3 trillion, supported

by steady sales of a new time deposit offering, *Powered One*, launched in April 2004, and growth in foreign currency deposits and investment trusts. As a result, the retail banking business became profitable in fiscal 2004.

To further improve customer convenience, we are continuing our efforts to increase service channels. We opened Platinum Centers in Ginza, Tokyo and Umeda, Osaka, and are launching Shinsei *BankSpot*—a new type of mini-branch—starting with the first *BankSpot* in Ginza. We have also enhanced our retail network by installing ATMs in Kintetsu Corporation railway stations and Tokyo Metro subway stations.

This year, we launched a new branding concept, "Color your life," aiming to bring the reality of a lifestyle abundant with color to our customers. We continue to strive to develop products and services that deliver value and convenience to our customers.

Better Banking—Better Value

We are focused on being a bank that is always in a leadership position by devoting management resources to strategically important areas and offering value-added products and services that answer the particular needs of our customers. To achieve this leadership position, we believe Better Banking is the key.

In providing Better Banking, we become an important and trusted partner for our customers, and we contribute to their success by fulfilling their needs for innovative, customer-centric banking solutions. For our shareholders, we are unwavering in our commitment to increase Shinsei's value and deliver stable, long-term profit growth through active management and the application of clear business strategies.



We greatly appreciate your support and guidance as we continue our efforts to achieve success in the future.

July 2005

Masamoto Yashiro
Chairman

Thierry Porté
President and CEO

Message from Thierry Porté

In June 2005, I was honored to assume the leadership of Shinsei Bank from Masamoto Yashiro, former President and CEO. I would like to take this opportunity to express my thanks and admiration to Mr. Yashiro for his outstanding vision and leadership of Shinsei Bank.

Continuity and Growth

Over the past five years, Shinsei Bank has established a new and profitable business model in Japan focused on institutional and retail banking activities. We have developed a strong financial base and we are building an attractive and admired brand.

As we go forward, we will continue to grow our existing businesses and we will expand into areas of consumer and commercial finance. The acquisitions of APLUS and Showa Leasing are major steps in creating a "third pillar" in our financial services strategy.

Customer Driven and Leading Change

We seek to be a bank for customers, placing their needs at the center of our actions and our strategy. We will strive to communicate clearly and effectively with our customers. We will listen carefully and respond quickly, making the best use of our skills, experiences and resources to develop innovative solutions and to deliver the best services and products to our customers.

We also seek to be a bank that leads change. The needs of customers and the market environment are always changing. Indeed, the Japanese market for financial services is in the midst of a great process of change. We are open to new ideas and approaches so that we can quickly and effectively respond to the changing needs of our customers, providing them with superior solutions.

Contribution to the Community

We are responsible for the progress and prosperity of our society and it is our duty to contribute to the communities we serve. While achieving profitable growth in a context of transparent and responsible management is our primary goal, we must also give back to society by actively supporting and participating in social and cultural activities, particularly with the efforts of our own time and resources.

We are committed to achieving stable, profitable growth. We will achieve this by delivering innovative solutions and a consistently high level of performance to our customers, our shareholders and our employees. Inspired by the leadership of Masamoto Yashiro, we go forward with confidence and optimism. We are grateful for your continuing support and we look forward to hearing from you on what we can do still better.

July 2005



Thierry Porté
President and CEO

The Shinsei Bank Management Team



1	Representative Statutory Executive Officer, President	Thierry Porté
2	Representative Statutory Executive Officer, Vice Chairman	Junji Sugiyama
3	Senior Managing Executive Officer, Banking Infrastructure Group	Dhananjaya Dvivedi
4	Senior Managing Executive Officer, Institutional Banking Group	Clark Graninger
5	Senior Managing Executive Officer, Chief Financial Officer	John E. Mack
6	Senior Managing Executive Officer, Risk Management Group	Janak Raj
7	Senior Managing Executive Officer, Retail Banking Group	K. Sajeeve Thomas
8	Managing Executive Officer, Deputy Head, Retail Banking Group	Satoru Katayama
9	Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
10	Managing Executive Officer, Corporate Banking Business Sub-Group	Junzo Tomii
11	Statutory Executive Officer, Corporate Affairs Group	Kazumi Kojima


3
9
6
10
11
7
8
4
1
2
5



Institutional Banking Group: Delivering Value-Added Solutions to Our Customers

The Institutional Banking Group has leveraged Shinsei Bank's strongest assets—our people, expertise and customer relationships—to create value-added solutions that answer the challenges of our customers.

Institutional Banking Group

Over the past year, we have taken steps to streamline the delivery of key service areas. Our efforts have resulted in a much more focused business structure that is better able to bring product expertise together with deep customer knowledge, allowing us to deliver prompt and optimal offerings to our customers.

We continue to realize the benefits of merging our Group's relationship management teams with the product development and service teams. This structure has proven its utility over the past two years and helped us more effectively deliver our expertise in securitization, credit trading, private equity, leveraged finance, non-recourse lending and M&A.

In May 2005, we established the Real Estate Finance Sub-Group, which is focused on growing real estate finance business areas, such as non-recourse lending, and the Public Sector Finance Sub-Group, which utilizes Shinsei Bank's long-standing business relationships to address the needs of public sector finance customers. These changes have strengthened our organization and improved our business promotion system, enabling us to respond more promptly to a wider range of customer needs.

Loan Origination

To ensure profitability and asset quality, Shinsei continues to price loans based on strict adherence to the credit standing of customers. In particular, by fully utilizing our advanced financial technologies and knowledge, we have expanded our financing methods to include non-recourse lending, project finance and leveraged lending.

Owing to the costs of such loans, it had been particularly difficult for small and medium-sized real estate properties to take advantage of non-recourse lending. Our Multi-Asset Program (MAP), however, provides non-recourse loans through a single special purpose company (SPC), thereby significantly reducing the comparative costs of establishing and maintaining SPCs and making this powerful financing tool affordable to a wider range of customers.

In the fiscal year ended March 2005, non-interest income, earned mainly from the investment banking business, accounted for over 60% of Shinsei's consolidated total revenue. This is clear evidence of our ability to go beyond the traditional corporate banking business model that relies on interest margins from commercial lending to an approach with enhanced profit-generating capabilities. Our success has been due to our ability to deliver high-value-added solutions that match changing customers' needs, and to rapid decision making and high operational efficiency. While non-interest income grew significantly in fiscal 2004, our interest income increased for the first time since fiscal 2001.

Consolidated Total Revenue and Non-Interest Income


(Billions of yen)
(%)
200
150
100
50
0
80
60
40
20
0
107.7
38.6%
41.6
123.5
53.7%
66.3
177.8
62.4%
110.9
3/2003
3/2004
3/2005
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue



Securitization and Credit Trading

Shinsei's securitization and credit trading operations are widely acclaimed for their quality and innovation. We have put significant effort into these areas and introduced several approaches that are unique to the Japanese banking sector. As a result, our performance in these areas continues to improve.

A notable example of our innovations is multi-asset residential mortgage-backed securities, which apply housing loans obtained from multiple originators, including regional financial institutions. This approach allows us to package assets that are more diverse in terms of geography and credit profiles and therefore expected to generate more stable cash flows. In addition, this method makes it possible for us to securitize assets that were difficult to securitize on their own in the past. Capitalizing on the strength of our balance sheet, we have so far launched five innovative securitization products with a total issuance of ¥485 billion.

In September 2004, we issued a CDO with commercial mortgage-backed securities issued in Japan and commercial property mezzanine loans as the underlying assets. This is the first CDO repackage securitization of Japanese assets arranged by a Japanese bank, providing a new tool to institutional investors.

We also securitized the non-recourse loan extended to Mizuho Bank's head office and Otemachi Financial Center. With a total issuance of ¥87 billion, this was the largest commercial real estate securitization deal for Shinsei Bank to date.

Shinsei Bank has become a leader in the Japanese securitization business. Our subsidiaries, including Shinsei Securities, Shinsei Trust & Banking Co., Ltd., and Shinsei Servicing Company (Shinsei Servicer), play crucial roles in this important business area.

Shinsei Securities was ranked in the top three in Bloomberg L.P.'s all-asset-backed bonds league table in 2004. Furthermore, we have arranged a variety of securitization projects, including the securitization of shopping credit receivables owned by Shinsei Sales Finance Co., Ltd., and the securitization of consumer loans.

Fitch Ratings Ltd. assigned an "Acceptable" trustee status to Shinsei Trust for its operations and services in securitization transactions in the areas of residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS). The company has nearly doubled the volume of its trustee operations in securitization transactions and is striving to further expand its business offerings.

Standard & Poor's rated Shinsei Servicer as "Above Average" with a "Stable" outlook as a residential loan primary servicer, which is the second best ranking among the five categories. In 2005, Standard & Poor's upgraded Shinsei Servicer's "Management and Organization" rating, one of the major criteria for residential loan primary servicers, from "Above Average" to the highest rank of "Strong." This reflects Shinsei Servicer's solid information security, internal control, and operational and reporting capabilities, which have consolidated the company's position as an industry leader in Japan. In May 2005, Fitch Ratings upgraded the company's commercial mortgage special servicer rating to CSS2+(JPN) and its residential primary servicer rating to RPS2+(JPN). Shinsei Bank will continue to leverage the strong servicing abilities of this subsidiary to generate new assignments not only for its own credit trading and securitization projects but also for securitization projects originating outside the Group. We will thereby expand our business

Synergy Funding: Multiple Award-Winning Securitization Deal

Shinsei's securitization business continues to garner high industry rankings. In December 2004, *IFR*, an international finance magazine, selected Synergy Funding, a securitization deal structured by the Bank, as its deal of the year. The same deal also received the most innovative deal award from *Asiamoney* and deal of the year awards from *FinanceAsia* and *ISR*.











Our approach is to offer customers the best of both worlds to meet their needs: all the traditional lending functionality of commercial banking, together with custom-tailored, market-leading, product-driven solutions. We look forward to working with you.

Clark Graninger
Institutional Banking Group





nstitutional

opportunities and offer a wider range of value-added products and services.

Asset Management Service

Shinsei's asset management business focuses on leveraging our global relationships with leading European and U.S. asset management companies, such as Ramius Capital Group, LLC, BlueBay Asset Management, Ltd., and Smith Breeden Associates, Inc., to deliver advanced, unique investment products to our customers.

Shinsei Investment Management (SIM), our wholly owned investment trust and investment advisory subsidiary, has adopted a new business model as a "Managers' Manager." It carefully and impartially selects investment products from a range of options offered both within and outside of Japan. SIM not only develops and offers investment trust products under Shinsei's own brand but also delivers such products as pension funds.

Shinsei has developed a platform from which it is capable of delivering advanced asset management services, including the above investment products and deposits utilizing derivatives to match the particular needs of its corporate, financial institution and individual customers.

Corporate Revitalization Business

Shinsei uses hands-on experience and know-how to provide solutions that help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

In November 2003, Shinsei Bank became a sponsor to Matsuyadenki, which filed for assistance under Japan's Civil Rehabilitation Law. In November 2004, Shinsei, Aozora Bank, Ltd., and the Development Bank of Japan originated a syndication loan in connection with the business rehabilitation of Matsuyadenki. With this loan, Matsuyadenki set the stage for support from the Industrial Revitalization Corporation of Japan and will continue to improve and move forward with the development of its business operation base.

Kimuraya Co., Ltd., a retail discount store, filed for bankruptcy under the Corporate Rehabilitation Law in September 2004 and Shinsei was appointed as a financial advisor. We supported the funding of Kimuraya's revitalization efforts by providing debtor-in-possession (DIP) financing for the year-end and holiday shopping season.

Working with Others to Find Solutions

Shinsei has formed alliances with a number of regional financial institutions to help strengthen relationship banking functions. As part of these efforts, we actively assist in the business rehabilitation and start-up efforts of borrowers.

In July 2004, we established the Pre-IPO Investment Program to make equity investments in companies that are planning an initial public offering (IPO) within two to three years. Leveraging our advanced credit expertise, wide network of relationships and deep industry knowledge, Shinsei assists these companies in their further growth and development.

Furthermore, in May 2004, in collaboration with China International Trust and Investment Corporation (CITIC), Marubeni Corporation and the Sumitomo Trust & Banking Co., Ltd., Shinsei established an investment fund focused on helping Japanese companies accelerate their growth strategies in China. The fund invests in and provides funding to Japanese companies looking to grow in China, particularly in such high-growth sectors as auto parts and electronics.

Creating Value: The Key to Better Banking

The Institutional Banking Group continuously strives to understand our customers' financing needs and find new and innovative ways to add value. Leveraging our know-how, strong balance sheet, deep market knowledge and years of experience, we stay on top of market changes and aim to set the trends, rather than follow them. We believe this is the key to Better Banking.

Consumer and Commercial Finance Business

Shinsei has positioned consumer and commercial finance as a core business, alongside institutional and retail banking. In fiscal 2004, Shinsei greatly increased its presence in this market, and we are now well positioned to drive further growth and expansion. Consumer and commercial finance is a natural extension of Shinsei's businesses. Our growth strategy is founded on the belief that this market presents many financial, operational and growth synergies with our core banking businesses, and that many market participants can benefit from the same core competencies already proven so effective in our institutional and retail banking businesses.

The consumer and commercial finance business is focused on serving three markets: consumer finance, commercial finance and specialty property finance for both consumers and small businesses. To each of these markets, we bring financial stability, state-of-the-art technology and operations processing, risk management discipline, and a strong heritage of innovation and execution.

Shinsei Bank delivers value through a dedicated team aligned by functional expertise


SHINSEI BANK
Consumer Solutions
アプラス
APLUS Co., Ltd.
シンキ株式会社
SHINKI Co., Ltd.
新生セールスファイナンス
Shinsei Sales Finance Co., Ltd.
Small and Medium Business Solutions
昭和リース株式会社
Showa Leasing Co., Ltd.
新生ビジネスファイナンス
Shinsei Business Finance Co., Ltd.
Specialty Property Solutions
新生プロパティファイナンス
Shinsei Property Finance Co., Ltd.
ライフ住宅ローン株式会社
Life Housing Loan Co., Ltd.

Consumer Finance

Shinsei's consumer financial solutions greatly expanded with the acquisition of a controlling interest in APLUS in September 2004. APLUS provides installment credit, credit cards, consumer loans and guarantee/collection services to over six million customers, including four million credit card holders through over 700 active co-branded card partnerships. APLUS merchant partners range from small to large independent retailers, such as Culture Convenience Club Co., Ltd.—which runs the TSUTAYA entertainment rental franchise store chain—and BMW Japan Corp. Once it joined the Shinsei Group, APLUS was able to secure a long-term credit rating upgrade from Rating and Investment Information, Inc. (R&I) to BBB+ and restart its issuance of short-term commercial paper. As a result, APLUS has been able to secure short- and long-term funding at levels 1.1% lower than the fiscal 2004 level, with room for further improvement over time. Credit costs have also greatly improved year over year after the disposal of weak-performing and non-core assets, facilitated by a ¥241 billion capital infusion by Shinsei and select strategic investors. The long-term outlook for APLUS is to improve efficiency from more cost-effective sources of funding, migrate to state-of-the-art business systems and employ rigorous credit discipline consistent with that of Shinsei Bank.

In addition to APLUS, Shinsei owns and operates Shinsei Sales Finance, which provides consumer installment credit to 140,000 consumers via approximately 200 merchants. During fiscal 2004, Shinsei became the second largest shareholder in SHINKI, after the conversion of a bond into a 39% common equity stake. SHINKI, a company best known for its successful "No Loan" consumer finance product with one week of free interest on all unsecured loans, serves over 375,000 consumers. The "No Loan" offering is unique in Japan in that customers may repay funds drawn within seven days and pay no interest or fees. This is not a one-time introduction teaser but conveniently repeatable over time. Furthermore, "No Loan" may be repaid at any of the over 10,000 7-Eleven convenience stores throughout Japan.

Commercial Finance

Shinsei Business Finance, our 75%-owned joint venture with Nissin Co., Ltd., exclusively serves

SMEs with unsecured lending. Launched only two years ago, the company has already achieved profitability ahead of schedule, is continuing to expand its customer base and is enjoying very robust growth through the second stage of its development.

At the end of fiscal 2004, Shinsei greatly expanded its investment to the commercial finance market with the acquisition of Showa Leasing. Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Over 350 sales representatives provide leasing and installment sales to 38,000 business customers and over 275 dealer partners. Showa Leasing also enjoyed immediate benefits upon joining the Shinsei Group. Its balance sheet was cleared of non-core or underperforming assets, which led to a long-term rating of A– and a commercial paper credit upgrade to J-1 from Japan Credit Rating Agency, Ltd. (JCR). This in turn resulted in cost-efficient short- and long-term debt refinancing. Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with Resona Group as well as expanding its relationships with other business origination partners.

Specialty Property Finance

A niche segment within our consumer and commercial finance business is specialty property finance. As this market has been mismanaged by many finance companies in the past, we approach it very carefully through our two group companies, Shinsei Property Finance Co., Ltd., and Life Housing Loan Co., Ltd. Our focus is on profitable, defendable business niches where we can apply our technology and customer service expertise.

Shinsei Property Finance provides second mortgages to customers through major housing developers as well as real estate-secured loans to a select group of consumers and small businesses. Life Housing Loan focuses exclusively on providing primary mortgages to sub-prime or non-conforming customers through a time-tested network of over 700 real estate brokers. Life Housing Loan applies a rigorous credit discipline and underwriting process that generates consistently high returns.

How Shinsei's Experience Benefits Consumer and Commercial Finance

Shinsei's own rebirth over the past five years has received considerable attention both in the media and in business circles. We have received consistent praise for challenging conventional thinking and continually seeking better ways to conduct business and serve our customers and partners.

Japan's financial industry is expected to continue to evolve rapidly in the future. Shinsei has demonstrated its willingness to actively participate in this process. In June 2005, in a personnel change once considered unthinkable in Japan, Teruaki Yamamoto, formerly Shinsei's statutory executive officer, became the new president of APLUS, and Junji Sugiyama, former president of APLUS, became vice chairman of Shinsei Bank. This move will strengthen both organizations, giving APLUS an experienced leader in Shinsei's Better Banking model and bringing to Shinsei deep experience in a core business discipline.

At the end of June 2005, Hitoshi Tsunemine, former director, chairman and executive of SHINKI and former general manager of Shinsei Bank's Osaka Branch, became president of SHINKI. Tradition mandates that SHINKI's CEO be selected from within the founding family. However, the former president of SHINKI, the son of the company's founder, requested that the position be ceded to Shinsei, demonstrating his confidence and trust in our reputation for high-quality management and consistent execution.

A key tenet of Better Banking is to break the bonds of conformity when there is a better way. The consumer and commercial finance business will continually strive to remain customer-focused, responsible to our shareholders and employees, and committed to finding the best path forward.



Retail Banking Group:
Life in Full Color!

In June 2005, Shinsei's Retail Banking Group launched a branding concept called "Color your life." This program has been well received within our customer base and reaffirms our desire to help our customers enrich their lives by providing them with products and services that deliver real value. To achieve this goal, we continue to work toward a better understanding of our customers' needs. By using better customer profiling and segmentation techniques, developing and launching new, customer-acclaimed products and expanding our distribution channels, we have been able to further improve both customer convenience and delivery efficiency.

Understanding the Customer:
The Key to a Successful Retail Business

Ever since its launch in June 2001, our retail banking business has focused on building a broad, loyal customer base that will create long-term, stable, profitable growth for our business. To achieve this, we have always recognized the necessity to listen to what our customers want in a market where they have traditionally been underserved. In 2004, Shinsei was officially recognized by the *Nihon Keizai Shimbun*'s customer satisfaction survey as Japan's leading

Comprehensive *PowerFlex* Account

The biggest advantages of having a *PowerFlex* account are that customers can manage a range of products and services from a single, easily accessible source and conduct transactions at any time via ATMs, Shinsei *PowerCall* (telephone banking) and Shinsei *PowerDirect* (online banking) 24 hours a day, seven days a week. Customers opening an account at a Shinsei Financial Center (SFC) can receive an operational account and cash card instantly. Other services exclusively offered by Shinsei include free ATM transactions, including a full refund on fees charged when accessing Shinsei accounts from another bank's ATM.

Customers can perform foreign currency transactions using almost real-time exchange rates in six major currencies. We also offer a range of card-related functions, such as J-Debit and international cash services, allowing customers to withdraw funds in the local currency while overseas. As of March 31, 2005, the number of accounts exceeded 1.3 million.

PowerSmart Housing Loan

Shinsei launched *PowerSmart* housing loan in February 2002 in response to customers' demands for a flexible repayment period and lower interest. This is an entirely new type of housing loan, offering the borrower the option to make prepayments without incurring penalties. Customers can also request *SmartPayments*, a prepayment feature that automatically sweeps excess savings account balances to prepay the mortgage. Customers can still re-draw on prepaid funds through ATMs using the *PowerPocket* service. This unique product has been highly popular, generating a balance of ¥260 billion in the three years since its launch.

Balance of *PowerSmart* Housing Loans and Number of Customers



(Billions of yen)
(Thousands of customers)
280
210
140
70
0
12
9
6
3
0
1
17
6
141
12
264
3/2003
3/2004
3/2005

Balance of *PowerSmart* housing loans
Number of customers





To help customers realize the "Color your life" concept, we have strived to develop high-quality products and services that address our customers' needs. We continue to be flexible and responsive to create new services, and we are creating a new type of bank—one that sees things from the customer's perspective.

Satoru Katayama
Retail Banking Group



In a period of just four years, we have built a robust and profitable retail banking business and a strong team that is clearly focused on meeting the needs of our rapidly growing customer base. Our focus on the customer remains the key to developing a successful retail banking model in Japan.

K. Sajeeve Thomas
Retail Banking Group






STARBUCKS COFFEE
SHINSEI BANK
SHINSEI BA



bank in terms of customer satisfaction. Later in the year, we were recognized separately by *Retail Banker International* and *The Asian Banker* as Japan's best retail bank in 2004.

As our base expanded to over 1.3 million accounts as of the end of March 2005, we further segmented our customers into groups that share similar needs and preferences. Three broad account balance-based segments—High Net Worth, Mass Affluent (Platinum) and Mass Retail—have been broken down further to reflect varying needs with respect to products and services required and preferred channels used. Our goal is to provide the most suitable products and services to the right customers through the most convenient channels at the most appropriate time.



Press conference to launch a new service with Rakuten Securities

Customer Satisfaction through Products and Services that Deliver Value

Our product development expertise and technological capability have enabled us to respond rapidly to specific customer needs. Consequently, we launched several innovative, attractive products and services during the year, including our *Powered One* structured deposit, *PowerYokin* special savings account, online securities trading service and Shinsei *Power School* advisory service.

Our close relationship with our customers was demonstrated by the launch, in April 2004, of the highly successful *Powered One* deposit, which addressed two major needs of Japanese consumers: capital preservation and yield enhancement. The product, a yen-denominated five-year deposit (with a three-year extension at the Bank's option), offered a highly competitive rate of 1% per annum. In developing this product, we leveraged the flexibility of our infrastructure to aggregate risk on a real-time basis. Within one year of launching the product, more than 100,000 customers had deposited over ¥500 billion.



Shinsei Bank opened its first *BankSpot* in Ginza in December 2004.

In March 2005, consumer concerns in Japan about security prompted the Bank to introduce *PowerYokin*—a new type of yen deposit that allows customers the flexibility to make withdrawals in the same manner as savings deposits, but with greater security from fraudulent ATM cash withdrawals, all while earning a superior interest rate.

We also reached an agreement with Rakuten Securities to offer online securities brokerage agent services through Shinsei *PowerDirect*. The service, launched in June 2005, offers such unique features as the ability to seamlessly trade stocks from *PowerDirect* and transfer money to a brokerage account online.

Along with expanding our product line, we have also emphasized the need to provide our customers with greater advice on what products may best meet their needs. We established Shinsei *Power School* as a venue for our customers to increase their understanding of various types of products, such as foreign currencies, investment trusts and variable annuities, as well as how to more efficiently manage their savings and investments. This initiative has been very well received by our customers.

Expansion of Distribution Channels and Infrastructure: Enhancing Convenience and Efficiency

Our belief in providing our customers with the ability to choose where, when and how they want to bank with us has driven the development of a highly efficient multi-channel system, including a sector-leading web site and the introduction during the year of the mobile, flexible, cost efficient *BankSpot* mini-branch.

Branch Network: Providing a Professional, Personalized Consulting Service

Customers requiring financial consultation and advice look for a reliable, professional and



personalized service that they can trust. To provide the kind of service expected by our customers, Shinsei has continued to focus on very selective recruitment and intensive training for all our sales staff. Because people make the difference, Shinsei's Career Excitement Center tests all applicants, selecting only the top candidates to maintain the highest quality staff. Established in April 2004, the Shinsei Business School now has 100 licensed internal trainers providing training in all branches.

Our 30 SFCs, which are located in Japan's main cities, particularly in and around Tokyo and Osaka, provide a full range of financial services until 7:00 p.m. every weekday. Earlier this year, to offer asset management consultation sessions to customers who are unable to visit our branches during weekdays, 15 SFCs started offering this service on Saturdays. Similarly, to better serve our housing loan customers, we established Shinsei Housing Loan Centers in Marunouchi, Tokyo, and at the Shinjuku, Yokohama and Umeda SFCs. Platinum Centers in Ginza, Tokyo and Umeda, Osaka are also available for our Platinum and High Net Worth customers who wish to obtain specialized advisory and consulting services in a conveniently located and relaxed environment.

The introduction of Shinsei *BankSpot* mini-branches in 2004 allowed the Bank to extend its physical presence in a highly cost-effective manner. *BankSpot* is an entirely new low-cost, efficient style of branch designed to enable transactions to be made quickly and conveniently, accommodating the busy lifestyles of our customers. The Bank has opened *BankSpots* in Ginza and Kyobashi, Tokyo, and in the cities of Ashiya and Nagoya, and plans to open more in the Tokyo metropolitan area, Kansai area and other major cities, where our customers can open accounts quickly, access ATMs, Shinsei *PowerDirect* and Shinsei *PowerCall*, and conduct remote consultations for housing loans via video conference.

Remote Channels: Greater Convenience and Empowerment for the Customer

We continue to develop and improve our remote channels to provide the convenience, speed, ease of use and availability that remain high priorities for our customers.

In addition to our own ATMs throughout Japan, we have actively pursued tie-ups with those of other financial institutions. Through these networks, our customers can withdraw cash free of charge from as many as 60,000 ATMs, including those of IY Bank Co., Ltd., Japan Post and other partner financial institutions. Outside Japan, our customers have access to over 950,000 ATMs



Shinsei opened ATMs in Ningyocho, Ogikubo, Nogizaka and Kiba Tokyo Metro stations, and plans to open more in Otemachi, Shinjuku-Sanchome, Akasaka-Mitsuke and Kokkai-Gijidomae stations.

Access to Shinsei's Retail Banking Services


(Millions)
48
36
24
12
0
3/2003
3/2004
3/2005
Via web site
Via Shinsei PowerCall
Via SFCs and ATMs

Ranked No. 1 in the *Nihon Keizai Shimbun*'s Customer Satisfaction Survey of Financial Institutions

Shinsei Bank was ranked No. 1 across all age groups in the *Nihon Keizai Shimbun*'s customer satisfaction survey of Japanese financial institutions, published on October 5, 2004. The survey was conducted in Tokyo, Osaka and Nagoya. Shinsei's ratings were particularly high for customer convenience and free ATM transactions.

Shinsei's Brand Power Ranked No. 2 by Nikkei Research

Out of 500 companies in 41 retail and service industries nationwide, in 2004 Shinsei Bank's brand power was ranked No. 2 by users as part of the Store & Service Brands 500 survey of Nikkei Research Inc., a research company affiliated with Nihon Keizai Shimbun, Inc. The results, announced in October 2004, were based on customers' responses to such statements as "I want to continue to use this service in the future"; "I have recommended or would like to recommend this service to others"; and "I want to have a long-term relationship with this company."

worldwide that accept Shinsei cards.

In March 2005, we began to establish ATM corners in Tokyo Metro subway stations, and we plan to open ATM corners at more high-traffic Tokyo Metro stations. In addition, we have installed ATMs in such heavily used train stations as Keihin Kyuko, Kintetsu and Sagami Railway stations. At the same time, we are further expanding our own ATM network in various locations, such as commercial complexes that are frequented by our customers.

We have also made banking more convenient for overseas travelers and foreign residents in Japan with the introduction in September 2004 of ATMs that accept foreign-issued bank cards and credit cards that are part of the PLUS and Cirrus networks.

Customer use of the internet has increased very rapidly. We have expanded the range of deposit products and mutual funds available online via *PowerDirect*. We provide market information on foreign currencies and mutual funds and send timely information to customers to help them make decisions regarding their savings and investments. By maximizing the use of this convenient, low-cost channel, we are able to hold regular promotional campaigns offering attractive interest rates and lower fees. This has not only helped Shinsei become one of the leading providers of mutual funds on the internet, but has also established the Bank's web site as the premier destination in the Japanese financial sector.

The Bank also provides a full range of services on the telephone 24 hours a day, seven days a week, via *PowerCall*.

Becoming Customers' Bank of Choice

Shinsei has worked hard to become our customers' bank of choice by listening to them, understanding their needs, and delivering value and convenience to meet these needs. As a result, the Shinsei brand has become synonymous with excellence in service and customer satisfaction. We value our customers' opinions the most, and several surveys published during the period clearly indicate that they are recognizing our efforts.

Shinsei Bank remains committed to Better Banking. Our goal is to become the model for retail banking in Japan and differentiate our services so we maintain our clear leadership in innovation, customer satisfaction and value.

Banking Infrastructure Group

Shinsei Bank's goal is to maintain best-in-class technology infrastructure to drive growth, provide optimal solutions for our customers and maintain cost leadership. In each of our business units, technology provides Shinsei a distinct competitive advantage and improves the service and value we offer our customers. Our automated, paperless system supports our institutional banking business by providing credit analysis quickly and efficiently, enabling the business to take on more customers. The flexibility and convenience of our information technology (IT) platform powers the rapid growth of our retail banking business.

Shinsei Bank has become the industry leader in customer satisfaction, launching new products and services that our customers want. The focus on excellence never ends. We continually review our operations and increase the use of automated processes to ensure we have the resources to support our growth. In fiscal 2004, we expanded the coverage of ISMS and BS7799 information security management certifications to cover both our technology and operations.

Shinsei's IT Platform: Flexible, Scalable and Secure

Shinsei Bank's investment in IT over the past four years has created a banking platform that is unique in Japan. It was created to be flexible, enabling the Bank to move quickly to seize opportunities and offer new products and services to our customers. It is scalable, allowing the Bank to grow rapidly without straining personnel and resources. Most importantly, it is secure. Our customers' personal data is of paramount importance and they can be assured their information is safe. The redundancy we have built into the system ensures our customers' experience, whether online or at a branch, is the best in the industry.

Our IT systems and operations are built to be flexible and interchangeable, leveraging the strength of existing systems and continuously incorporating new developments and innovations. The modular platform is designed to be continually updated and improved. As a result, building blocks can be added seamlessly to enable the Bank to handle complex transactions effortlessly. The design allows Shinsei to quickly and cheaply update new technology or software needed to support a new product offering. Our systems are designed for self-service, allowing customers to initiate and complete their transactions quickly.

As the Bank grows, our document handling system increases efficiency and quality of service. In 2002, Shinsei launched a digital document capability throughout the Bank. As documents can be viewed from any location and processed by multiple parties simultaneously, rather than sequentially, the process improved efficiency and enables Shinsei to offer better service to our customers.

We focus on safety and security and managing all business risk. Our teams continually review our systems for potential threats, building counter-measures for each to ensure safety. In addition, the Bank's technology platform has multiple levels of redundancy, with back-up systems located in a number of facilities. If any of our sites go down, there are several other sites positioned to take over to ensure the customer experience is not interrupted.









Technology

Flexible, scalable and secure



Our endeavor is to build technology capability that drives business growth, providing the best solutions that business needs at the lowest possible cost. A continued focus on streamlining our operations and increasing the use of automated processes has given us the capacity to service our growth. This is our Bank's unique ability and it will continuously give us a competitive edge.

Dhananjaya Dvivedi
Banking Infrastructure Group



Technology Leadership Drives Business Growth

Shinsei Bank's technology leadership provides unsurpassed convenience and value for our customers, and the Bank continually seeks new applications of technology to offer new products and better solutions to accelerate growth.

From its roots in the old LTCB, the institutional banking business has been the foundation of Shinsei Bank. Technology has supported the business's traditional areas and enabled new opportunities for growth. Shinsei's paperless environment automates credit analysis and approval processes, making it more efficient and cost-effective for the Bank to serve new and existing customers. By increasing the capability to handle securities transactions, technology played a key role in the success of several award-winning securitization transactions.

Our retail banking business has grown rapidly over the past four years. This growth would not have been possible without Shinsei's flexible and scalable IT platform. The Bank launched a series of innovative products and services, and the scalability of the system provided the capacity to handle ever-increasing customer transactions. We continue to improve the customer experience. Recently, we expanded our ATM services to include customers that are members of the PLUS and Cirrus networks. As each network has millions of customers, we are prepared for a significant increase in transaction volume and confident that our IT platform can manage the growth.

Shinsei Technology Opens Up New Opportunities

In fiscal 2004, the Bank acquired controlling interests in APLUS and Showa Leasing, significantly increasing its presence in the consumer and commercial finance business. We will use Shinsei's methods, technologies and knowledge to transform IT operations of acquired subsidiaries and offer improved products and services to their customers.

We are also looking outside the Bank for opportunities to create value from our technology, working with institutions in Japan and overseas to reform their IT systems and operations. In Japan, Shinsei's IT knowledge played a crucial role in the restructuring of Matsuyadenki. Since 2004, we have been advising Taiwan's Chiao Tung Bank (CTB) on how to transform its IT systems and operations. Recently, CTB opened a new model branch supported by Shinsei Bank's IT knowledge and retail banking skills.

We will continue to improve our technology infrastructure to drive Shinsei's further growth.




where

Fulfilling Our Social Responsibility

Shinsei Bank's activities take place within the society and communities where it operates, and the Bank has a corporate social responsibility to contribute to social and financial progress. Shinsei Bank fulfills its obligations in this area by increasing corporate value through transparent and sound management, and by actively contributing to community and cultural initiatives.

The Bank has put in place a highly transparent management organization, rigorous internal audit systems, and enhanced compliance and risk management procedures, all of which will help enable Shinsei to deliver sound, sustainable performance. The Bank is also committed to working closely with its stakeholders, including shareholders, customers, creditors, employees and local communities, in fulfilling its social responsibilities in the areas of the economy, society and the environment.


Shareholders/Investors
Stakeholders
Financial Focus
Increasing corporate value through stable and long-term profit growth
Local/Regional/ National Governments
Customers/ Suppliers
Shinsei Bank
• Highly transparent management organization
• Rigorous internal audit system
• Rigorous compliance system
• Sufficient risk management
Community Focus
Social and cultural contributions as a member of society
Environment Focus
Reduction of environmental impact
Employees
Public/Local Communities

Corporate Governance

To ensure the highest levels of transparency and adhere to sound management principles, Shinsei continues to strengthen its corporate governance. In the period under review, we took further steps to establish our leadership in this area, including:

(1) enhancing the decision-making and review functions of the Board of Directors,

(2) adopting transparent management decision-making policies,

(3) implementing a rigorous compliance system, and

(4) increasing the disclosure of corporate information.

Adoption of Company with Committees Board Model

As evidence of the Bank's commitment to corporate governance, Shinsei adopted a Company with Committees (*iinkai-tou setchi-gaisha*) board

model in June 2004. This model clearly separates the Bank's business execution functions from its strategy development and monitoring functions. Within the Company with Committees structure, Shinsei has established Nomination, Compensation and Audit committees, all of which comprise a majority of outside directors. Responsibility for operational execution and management decisions rests with newly appointed statutory executive officers (*shikkou-yaku*). We believe that this board model will further strengthen the audit function, increase the speed of decision making, improve management transparency and create long-term value.

Strategy Development and Monitoring by the Board

The responsibilities of the Board of Directors are to determine long-term management strategy, ensure that management is working to maximize shareholder returns, and evaluate and supervise management's business execution. As of July 1, 2005, the Board of Directors comprised 13 independent, or outside, members with extensive experience in business, financial and legal fields, two Shinsei Bank executives and two former Shinsei statutory executive officers.

The Nomination Committee selects new candidates for directors, and the Compensation Committee determines compensation for directors and statutory executive officers. The Audit Committee monitors management's business execution. These three committees work to continuously improve management as well as fiscal transparency and soundness.

Business Decisions Made by Banking Professionals

The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing its business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies. They review and discuss key issues at the Management Committee, which serves as the executive arm of the CEO. Shinsei is committed to attracting and retaining top banking professionals regardless of nationality. As a result, as of July 1, 2005, six of the 11 statutory executive officers are expatriates.

With the Bank specializing and expanding its offerings, it has established cross-departmental committees to assist senior management. Our primary committees include ALM, Risk/Investment, Credit, Compliance, New Business/Product, SME Loan and IT committees.

Senior Advisory Roles

Since its formation in March 2000, Shinsei has implemented a senior advisor system to provide a channel from which to receive valuable advice on the strategy and direction of the Bank. As of July 1, 2005, Paul A. Volcker, former chairman of the Board of Governors of the Federal Reserve System, and John S. Reed, former chairman of Citigroup Inc., serve in this capacity. Shinsei values their counsel, which has contributed greatly to our success.

Internal Audit Structure

Our Internal Audit Division was established to perform audits of business practices. It reports directly to the CEO, is mandated to report to the Audit Committee and is independent of the audited business units. The division covers all of Shinsei's organizations and business lines, as well as its affiliates and outsourced businesses—except where prevented by law or banking regulation.

Rigorous Compliance Systems Evolve to Support Future Growth

Working within a regulated business sector that has a high public profile, financial institutions must

be held to the highest standards of financial and regulatory compliance. At Shinsei, we believe a rigorous compliance system is necessary to manage effectively and create value. We have instituted annual updates to our compliance program so that it evolves and remains relevant and effective as the Bank grows.

In fiscal 2004, in light of the introduction of new regulations to protect personal information, Shinsei Bank took comprehensive steps, including e-learning seminars, to fully familiarize employees with the outline and details of these important rules. Shinsei considers training programs as essential to ensure strict compliance and broad awareness among its employees. The Bank provides continuous, specific training on such important topics as money laundering and insider trading prevention, as well as compliance issues relating to corporate, financial institutions and retail customers.

Basic Policy Concerning Protection of Personal Information (Abstract)

■ Compliance with Laws and Regulations
The Bank shall comply with the obligations set forth in the Personal Information Protection Act and the other laws and regulations concerning the protection of personal information and guidelines of the competent minister and banking associations.

■ Collection and Use of Personal Information
Information collected shall be used appropriately within the purpose stated in "Purpose of Use of Personal Information" and shall not be used for any other purpose.

■ Purpose of Use of Personal Information
The Bank shall, under the Personal Information Protection Act, use the collected information in connection with the businesses stated by the Bank to the extent required for the fulfillment of the purpose of use stated by the Bank.

■ Provision of Personal Information to Third Parties
The Bank shall not provide or disclose the collected personal information to any third party, except in the following cases:

- where the consent of the customer himself/herself is obtained;
- if required under laws and ordinances;
- where handling of personal information is entrusted to an outsource upon execution of a service agreement to the extent required for the fulfillment of the purpose of use set forth in "Purpose of Use of Personal Information," in such cases, the Bank shall establish appropriate criteria and select the outsourcee pursuant to such criteria as well as conduct adequate surveillance to prevent any use of the personal information for purposes other than those stated, or any divulgence, loss or damage thereof;
- where the personal information is used jointly with a specific third party as set forth in "Joint Use of Personal Information"; or
- where provision of personal information is permitted under the Personal Information Protection Act.

■ Safety Management of Personal Information
The Bank shall endeavor to maintain the accuracy of personal information and to keep it updated. In addition, the Bank shall take the appropriate safety management measures, without limitation, for the prevention of loss, divulgence or damage of personal information, which shall be reviewed from time to time as may be necessary.

■ Measures against Complaints Concerning Handling of Personal Information
In the case where any complaint is made to the Bank in relation to the handling of personal information, the Bank shall examine the details and endeavor to handle the complaint appropriately and promptly within a reasonable length of time.

■ Request for Disclosure and Amendment of Personal Information
Customers may request disclosure or amendments of their own personal information at all times through the prescribed procedures of the Bank.

■ Practicing Continuous Improvement of "Basic Policy Concerning Protection of Personal Information"
The Bank shall continuously review the "Basic Policy Concerning Protection of Personal Information" and any related internal rules and endeavor to improve the handling of customers' personal information.

Integrated Risk Management

Risks assumed by financial institutions include credit risk, market risk and operational risk, including operations risk, systems risk and legal and compliance risks.

At Shinsei, risk management is pivotal to the provision of sound and profitable financial services. We have implemented a Risk Management Policy covering our entire operations. Risk is assessed at "the source of business," and risk levels are determined using both a macro approach (for capital and resource allocation and review) and a disciplined operating management framework (a progressively decentralized approval process). With the Risk Management Policy now in place, the restructuring of the various individual risk control policies and procedures is complete.

To comprehensively manage risk, it is essential to understand how risk affects the Bank as a whole and to quantify it as much as possible. The Risk Capital System is implemented to maintain the optimal balance between the Bank's financial strength and its ability to assume risk. This was achieved by monitoring the total volume of risk and the amount of capital allocated to each business.

At Shinsei, each business division executes risk controls in accordance with the policies established by the various risk control committees commissioned by management. The committees then report to the head of the Risk Management Group.



Shinsei Gives Back: Contributing to Social and Cultural Programs

Shinsei Bank is committed to supporting organizations and activities that promote social and cultural progress.

Social and Cultural Contributions

To structure social and cultural contributions by Shinsei Bank, its officers and employees, Shinsei Bank has established specific internals guidelines and policies.

To implement these guidelines, the Social and Cultural Contribution Promotion Committee, chaired by the president, works closely with the management and other related divisions, including the Human Resources Division.

Major Activities in Fiscal 2004

■ Special Olympics

Shinsei Bank supports the Special Olympics, an international sports organization providing year-round sports training and athletic competition.

At the 2005 Special Olympics World Winter Games held in Nagano from February 26 to March 5, 2005, 91 Shinsei officers and employees and their families volunteered at M-Wave, the Nagano Olympic Memorial Arena, where the opening and closing ceremonies and speed skating were held.

About 2,500 athletes representing over 80 countries and regions of the world competed in seven events: alpine skiing, cross-country skiing, snowboarding, snowshoeing, speed skating, figure skating and floor hockey.

In December 2004, Shinsei Bank hosted a Christmas party at our Head Office to cheer on Special Olympics athletes. The athletes who attended included members of the Japanese delegation of the 2005 Special Olympics World Winter Games.

■ 2004 New York Philharmonic Tour of Japan

In 2004, Shinsei Bank supported the Japan tour of the New York Philharmonic, the oldest symphony orchestra in the United States and one of the oldest and most distinguished orchestras in the world.

The tour was a memorable event for the New York Philharmonic as its new Music Director, Mr. Lorin Maazel, led the orchestra in Japan for the


RUSSIA

Shinsei employees serving meals to athletes at the 2005 Special Olympics World Winter Games



Music Director Lorin Maazel conducting the New York Philharmonic in Japan (Photo: New York Philharmonic)

Social and Cultural Contribution Guidelines

1. Shinsei Bank has a corporate social responsibility as a member of society to contribute to progress toward a further affluent society.
2. Shinsei Bank fulfills its corporate social responsibility by (1) contributing to social progress by increasing corporate value through highly transparent and sound management as well as stable and long-term profit growth, and (2) implementing social and cultural contributions as a member of society.
3. Shinsei Bank actively and continuously performs social and cultural contribution activities in areas where its resources can be effectively utilized.
4. Shinsei Bank actively supports the participation of its officers and employees in social and cultural contribution activities.

To encourage its officers and employees to participate in social and cultural contribution activities, Shinsei Bank has established the following programs:

- Volunteer holidays
  When officers and employees volunteer to participate in social and cultural contribution activities, they can take volunteer holidays.
- Matching gift program
  When officers and employees make individual contributions to social and cultural contribution activities, Shinsei Bank matches such contributions.

first time. Seven concerts were held in Tokyo, Nagoya and Fukui in October 2004, entertaining audiences throughout Japan.

■ Contributions to Victims of the Niigata Chuetsu Earthquake and the Asian Tsunami Disaster

In November 2004, Shinsei Bank donated ¥8,204,000 to Niigata Community Chest, a charitable organization set up to support rescue and recovery efforts of victims of earthquakes in Niigata Prefecture. Shinsei officers and employees donated ¥4,102,000, and the Bank made a 100% matching donation to the same organization.

Furthermore, in December 2004, Shinsei Bank provided ¥7,200,000, including monetary contributions from our officers and employees, to the Japanese Red Cross Society to support the victims of the Asian tsunami disaster.

■ The US–Japan Bridging Foundation

Shinsei Bank supports the fostering of understanding and appreciation between other countries and Japan. One organization at the forefront of promoting closer ties is the US–Japan Bridging Foundation. Launched in 1998 by the Japan–United States Friendship Commission, the foundation is a public–private partnership that provides scholarships to American undergraduates. Its goal is to increase the number of American undergraduates studying and matriculating in Japanese universities. Shinsei is proud to offer its support to this organization and play a role in increasing the knowledge and awareness between Japan and the United States.


Hibiya Kids Park day care facility

■ Run for the Cure 2004

A total of 43 Shinsei employees participated in the 2004 charity run/walk event Run for the Cure, which was held on October 2004 to enhance awareness of breast cancer and its research.

About 500 people participated in the event, which was sponsored by the Run for the Cure Foundation, an organization that funds research as well as the enhancement of people's awareness of breast cancer. Shinsei Bank made a matching donation of ¥200,000 to the Foundation, the equivalent amount of the entry fees paid by its employees.

Better Banking Requires the Best People

To create a competitive corporate culture that will increase corporate value and attract and retain the most qualified employees, we have adopted a personnel system based on three components:

- performance-based compensation,
- decentralized staffing authority, and
- active lateral career recruitment.

To maximize resource allocation, we have given each business group the authority to recruit, train, compensate and promote its own employees. Our objective is to better coordinate the allocation of human resources with the specific nature and needs of each business activity and reward success. To enhance the impact of Shinsei's performance-based compensation, we have abolished the seniority system and revised the retirement benefit program. We have also introduced a stock option program to tie remuneration to the creation of value for our shareholders.

Shinsei has expanded the scope of employee training to include specialized group training for specific relevant business knowledge and skills, as well as programs to evaluate performance. To assist our employees and attract talented female professionals who are also raising young children, we have opened an on-site day care facility called Hibiya Kids Park, as the first bank to launch such a facility in Japan. Shinsei is leading in efforts to attract and promote female managers. In December 2003, we launched the Women's Leadership Project, a professional networking and leadership program for employees. As a result of our efforts, we won an excellent firm award from the director-general of the Tokyo Labour Bureau and received the Commendation for Enterprises

Promoting Equal Employment by the Ministry of Health, Labour and Welfare in June 2004.

Shinsei has increased its lateral career recruitment activity, primarily in the fields of financial engineering, risk control, IT and retail banking. Since the establishment of the new management team in March 2000, we have actively recruited approximately 940 mid-career employees from outside Shinsei to provide specific skills and expertise. About 110 of these new hires were expatriates. We continue to seek new graduates, recruiting 41 in April 2005.

As the Bank continues to grow, Shinsei is working aggressively to manage its expenses. We constantly review ways to further improve efficiency in personnel management. We have outsourced some human resources and general service activities that can be more efficiently conducted by third parties and have successfully adopted web-based attendance, performance evaluation and payroll statement systems.

Reducing Environmental Impact

Shinsei Bank cares about the local community and is working to reduce the environmental impact of its activities.

Lowering Paper Consumption

At Shinsei Bank, two-sided copy and recycled paper are recommended to reduce paper usage and wastepaper. Shinsei also promotes the reduction and digitization of presentation materials and flyers for external use, as well as computerized data for internal information exchange.

Promoting "Green" Purchasing

Shinsei Bank practices "green" purchasing in selecting office supplies and prefers environment-conscious products. The presence of Eco Mark—environmental labels certified independently by manufacturers and organizations—and use of recycled materials are considered when purchasing. In February 2002, the Bank started providing its employees with furniture in compliance with laws on promoting green purchasing, and we continue to purchase recyclable products.

Separating Wastepaper and Other Trash

In accordance with trash separation standards set by each local organization, Shinsei Bank thoroughly separates wastepaper and other trash.

For recycling		General trash	Industrial waste
Copy paper, office automation (OA) paper, magazines, newspapers, cardboard, shredder dust	Bottles, cans, polyethylene terephthalate (PET) bottles	Kitchen garbage	Metal, plastic, oversize garbage, medical waste

Data on Environmental Impact

Shinsei Bank has been making efforts to save energy and natural resources. Since fiscal 2002, we have been conducting research that assesses our performance in reducing environmental impact. In many categories, we have become more efficient and effective in what we consume.

Years ended March 31	**2005**	2004	2003
Electricity, gas (Unit: Megajoules)	**44,137,789**	45,972,036	108,147,524
Water (Unit: 1,000 m^3)	**16,433**	15,441	20,186
CO_2 emissions (Unit: Tons)	**1,900**	2,148	4,492
Waste disposal (Unit: Tons)	**550**	413	418
Amount of recycled material (Unit: Tons)	**268**	190	200
Final waste disposal	**282**	223	218

Notes:

(1) Based on the ratio of occupied space by the Bank to total space, excluding space occupied by tenants.

(2) Electricity, gas and water: Based on the regulations set by the Tokyo Metropolitan Government as global warming countermeasures.

(3) Waste disposal: Based on the regulations set by Chiyoda-ku, Tokyo.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles and practices generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or aim at. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" or "the Bank" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal 2004" refers to our fiscal year ended March 31, 2005, and other fiscal years are referred to similarly.

Overview

Shinsei Bank, Limited is a leading diversified financial institution operating principally in Japan. Guided by global standards of management and governance, we are bringing innovative banking practices to the Japanese market by providing a full range of financial services and products with an emphasis on commercial lending, non-recourse lending, credit trading, securitization, corporate advisory services for institutional customers, and retail banking and consumer finance services for individuals. We substantially expanded our consumer and commercial finance operations during the year ended March 31, 2005 through the acquisitions of APLUS Co., Ltd., in September 2004 and Showa Leasing Co., Ltd., in March 2005.

In the fiscal year ended March 31, 2005, we made significant progress in diversifying our revenue sources, increasing the contribution of non-interest income and deploying excess capital in value-enhancing opportunities. Over the period, we were able to:

- grow revenues in our institutional banking business, particularly in the areas of non-recourse lending, securitization and credit trading, with products introduced in the last four years accounting for more than 60% of revenues;
- continue strong growth in our retail banking business while continually increasing product offerings and strengthening our distribution channels;
- transform our consumer and commercial finance business through the acquisition of the customer base, experienced personnel and technical capabilities of APLUS; and
- reduce our non-performing claims to 1.4% (non-consolidated) of total claims with a total coverage ratio of 94.3%.

As a result, our net income increased by 1.6% to ¥67.4 billion, and non-interest income rose to 62.4% of total revenue as compared to 53.7% in the previous year. Diluted net income per share for the year were ¥34.98, an increase of approximately 7% from fiscal 2003.

In addition to net income calculated on the basis of Japanese GAAP, we also report cash basis net income on a voluntary basis in order to provide greater transparency and understanding of our underlying performance. For fiscal 2004, consolidated cash basis net income was ¥74.7 billion, an increase of over 12% compared to the previous year. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. The acquisition of APLUS and Showa Leasing resulted in the creation of acquired goodwill and intangible assets that, under Japanese accounting rules, are being amortized over periods ranging between 10 and 20 years. The combined balance of such acquired goodwill and intangible assets at March 31, 2005 was ¥322 billion, with approximately ¥261 billion attributable to the acquisition of APLUS and approximately ¥61 billion attributable to the acquisition of Showa Leasing. We expect amortization of approximately ¥30 billion in the year ending March 31, 2006.

Our balance sheet continued to strengthen as a result of the improved quality of our loan portfolio and greater diversification of interest bearing liabilities. As of March 31, 2005, retail deposits and debentures accounted for 59.8% of total customer funding with retail deposits accounting for 48.1% of the total and retail debentures representing the balance. The quality of our loan portfolio improved as balances of lower-rated and non-performing loans were reduced.

Following our successful initial public offering in fiscal 2003, we also completed a major secondary share offering on February 17, 2005. Prior to the secondary offering, our controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of our outstanding common shares in the offering.

Acquired goodwill is referred to as "consolidation goodwill" in the financial statements.

Economic Environment in Japan

The financial and economic environment in Japan continued to show signs of gradual recovery during the fiscal year ended March 31, 2005. The real gross domestic product growth rate for the fiscal year ended March 31, 2005 was 1.9% which represents positive growth for the third consecutive fiscal year. Much of this continued growth is attributable to strong capital expenditures and exports. Notwithstanding recent growth, however, there remain significant concerns over continued deflation, and high unemployment.

The Bank of Japan continued its efforts to combat deflation through its quantitative easing policy resulting in short-term interest rates remaining at near zero percent. The yield on 10-year government bonds, used as a benchmark for long-term interest rates decreased slightly to 1.2% as of the end of April 2005.

Share prices peaked early in the fiscal year when the Nikkei-225 stock average topped 12,000 in April but declined shortly thereafter on fears of a weak economic

Principal Economic Indicators

Major Interest Rates


(%)
(Through July 1, 2005)
4
3
2
1
0
Bank of Japan's official discount rate
Long-term prime rate
Short-term prime rate
Three-month CD rate
1.45
1.375
0.1
0.051
2001
2002
2003
2004
2005

Nikkei 225 Stock Average and Yen/Dollar Exchange Rates


(Stock price average in yen)
(Through July 1, 2005)
(Yen/dollar exchange rates in yen)
22,000
16,500
11,000
5,500
0
140
120
100
0
Nikkei 225 Stock Average
Yen/dollar exchange rates (¥/$)
11,416.38
109.31
2001
2002
2003
2004
2005

recovery. The Nikkei-225 stock average remained around the 11,000 level for the rest of the year. In the foreign exchange markets, the yen gradually weakened on average from approximately ¥103 per U.S. dollar as of March 31, 2004 to approximately ¥107 per U.S. dollar as of March 31, 2005.

The major banking groups of Japan succeeded in reaching the Japanese government's target of halving their bad loan ratios to 4% by the end of this fiscal year. This marks a new phase in the competitive landscape in Japan as banks shift their focus from strengthening their balance sheets to increasing earnings and providing customers with a wider variety of services.

Significant Transactions

Acquisition of APLUS

On September 29, 2004, we acquired 129,653,631 shares of newly issued common stock of APLUS for ¥35.0 billion giving us ownership of approximately 67% of the common stock of APLUS. At the same time, we purchased APLUS preferred shares from UFJ Bank for ¥30.0 billion. In order to create a stronger financial foundation for future growth, APLUS issued an additional ¥241.0 billion of preferred stock on February 28, 2005, ¥196.0 billion of which was purchased by YMS6, a wholly owned subsidiary of Shinsei. Subsequently, YMS6 sold ¥7.5 billion of the preferred stock resulting in ¥188.5 billion outstanding preferred stock being held by YMS6 as of March 31, 2005. APLUS's common stock is listed on the First Section of the Osaka Securities Exchange. As of March 31, 2005, APLUS had 64 branches and over 4.2 million customers with APLUS partner or APLUS credit cards, and had issued approximately one million loan cards. As of such date, APLUS had consolidated total assets of ¥1,667.0 billion, including ¥1,020.3 billion of credit guarantees for installment payments receivable, as well as ¥485.0 billion of installment payments receivable that include credit card and loan card loans that we record as part of our loans and bills discounted in our consolidated financial statements.

Although approximately 33.0% of APLUS's common stock is held by minority shareholders, none of APLUS's income will be attributed to minority common shareholders until such time as the aggregate amount of APLUS's cumulative net income subsequent to September 30, 2004, less dividends on preferred stock paid, and net asset fair value after capital injection exceeds the aggregate amount of the preferred stock of APLUS.

Acquisition of Showa Leasing

In January 2005, we agreed to form an alliance with Showa Leasing Co., Ltd. In order to focus on its core operations, Showa Leasing sold non-core assets with a book value of ¥38.6 billion during the year ended March 31, 2005, incurring aggregate losses of ¥32.0 billion. In addition, in order to harmonize its accounting standards with those of Shinsei Bank, Showa Leasing also adopted asset impairment accounting and recognized ¥22.9 billion in impairment losses on, among other things, its head office, dormitories, and subsidiaries' shares and also provided an additional ¥1.2 billion in loan loss reserves and recognized an additional ¥3.2 billion in depreciation of leased assets. Showa Leasing also provided a valuation allowance for the full amount of its ¥6.5 billion in deferred tax assets.

In addition to the series of measures discussed above, on March 23, 2005, Shinsei Bank invested ¥69.9 billion in purchasing 233 million shares of Showa Leasing as a third party allotment and bought approximately 20 million shares from existing stockholders for ¥6.0 billion. As a result, Shinsei owns approximately 96% of Showa Leasing shares. This capital support significantly strengthened Showa Leasing's financial condition and is expected to contribute to a reduction in its funding costs and a higher credit rating.

In the consolidation of Showa Leasing into Shinsei Bank's consolidated financial statements for the period ended March 31, 2005, the consolidated assets and liabilities of Showa Leasing were stated at their fair values. As a result, ¥51.2 billion in acquired goodwill and ¥10.1 billion in intangible assets were recorded in our consolidated financial statements. The acquired goodwill will be amortized by the straight line method over 20 years and the intangible assets will be amortized by the straight-line method or the sum-of-the-year's-digits method over a period of 10 to 20 years.

Currently, we are developing a business tie-up with the Norinchukin Bank in the general leasing and auto leasing businesses. The business tie-up is aimed at enhancing the long-term growth prospects of Showa Leasing and Kyodo Leasing Co., Ltd., a leasing subsidiary of Norinchukin Bank, by realizing synergies in the two companies' marketing and administrative operations.

Conversion from a Long-Term Credit Bank to an Ordinary Bank

We converted our long-term credit bank charter to an ordinary bank charter on April 1, 2004. We believe that operating an ordinary bank has eliminated several restrictions applicable to long-term credit banks and not applicable to ordinary banks thereby improving our competitiveness. In particular, we believe that we are able to more freely accept deposits from customers without having to offer them debentures, on which we have paid higher rates than our deposits. See "—Results of Operations" and "—Funding

and Liquidity—Funding Liquidity Management." Converting to an ordinary bank has also enabled us to extend long-term loans to customers, including retail customers, without having to comply with special rules concerning loan security and repayment terms that are applicable only to long-term credit banks.

The Financial Services Agency (FSA) allowed us to retain the ability to issue debentures without registration, which is one of the benefits we enjoyed as a long-term credit bank, for a period of ten years following conversion in April 2004.

Reduction in Non-Performing Claims and Expiration of Cancellation Right to the DIC

Following the sale of our common shares by the Japanese government to private investors in March 2000, our management accorded the highest priority to improving the quality of our loan portfolio. We reduced our balance of non-performing claims from ¥1,864.7 billion as of March 31, 2000 to ¥51.7 billion as of March 31, 2005. Over that period, we disposed of ¥1,812.9 billion of non-performing claims, including ¥45.5 billion in the fiscal year ended March 31, 2005. We made the disposals through sales, collections and write-offs, as well as the return of claims to the Deposit Insurance Corporation of Japan, or DIC, under the terms of the original share purchase agreement. See "—Financial Condition—Asset Quality and Disposal of Problem Loans—Disposal of Problem Claims." The cancellation right allowed us under specified circumstances to return all of an obligor's loan-related assets to the DIC using the original value of the assets, net of collected principal and loan loss reserves as of immediately prior to the share acquisition.

Approximately 58.5% of the non-performing claims we disposed of over the four-year period were returned to and accepted by the DIC under the cancellation right. The right expired on the third anniversary of March 1, 2000, and all disputes regarding exercise of the right with the DIC were resolved in the fiscal year ended March 31, 2005.

Global Settlement of Claims Relating to EIE International

On May 23, 2004, we entered into a global settlement with the bankruptcy trustee for EIE International Corporation, a real estate developer, with respect to disputes arising from lending to EIE International by our predecessor, The Long-Term Credit Bank of Japan, Limited, or LTCB. This resulted in part from the trustee moving to reinstate litigation in Saipan that had initially been filed in July 2001. Under the terms of the settlement, we paid the trustee ¥21.8 billion on June 16, 2004. The DIC, in connection with the sale of our shares under the original share purchase agreement to private investors, agreed to indemnify us for losses arising from legal proceedings brought after March 1, 2000 relating to the conduct of LTCB prior to that date. On December 27, 2004, we sought indemnity from the DIC for approximately ¥15.0 billion in connection with this litigation as well as other indemnifiable claims, after taking into account the ¥5.0 billion threshold amount and other factors according to the share purchase agreement. On April 28, 2005, DIC notified us that our indemnification claim includes both indemnifiable amounts as well as unindemnifiable amounts and unless the indemnifiable amounts are clearly separated, the DIC will not accept our claim. We have provided ¥4.5 billion in additional specific reserves for other credit losses related to this dispute in the fiscal year ended March 31, 2005. The Bank has determined to take legal action against the DIC to seek performance under the indemnity.

Sales of Japanese Equities

Upon our emergence from temporary nationalization in March 2000, we transferred to the DIC LTCB's existing portfolio of approximately ¥2.3 trillion in Japanese equities. The DIC entrusted these shares to our trust bank subsidiary for a period of five years and granted us an ongoing option to repurchase them. We record net gains from the exercise of the call option, the resale of the underlying equity securities and related derivative transactions, which at times have been significant, within other business income or losses, as a component of income on monetary assets held in trust. The five-year option period expired in March 2005, although refusals on the part of the DIC to sell particular shares have resulted in one-year extensions with respect to such shares from the date of refusal. We have informed the DIC, and the DIC has acknowledged, that we will request that the option be extended over shares of any given company only once, so long as we conduct any repurchase during the period the option is extended pursuant to our prior agreement with the DIC.

Pension Plans

After combining a non-contributory defined benefit welfare pension plan and a non-contributory tax qualified defined benefit pension plan, Shinsei maintains a non-contributory defined benefit pension plan. In the fiscal year ended March 31, 2003, we recorded a ¥3.0 billion gain as a result of Shinsei's receipt of approval on September 18, 2002 from the Japanese government of an exemption from the obligations for benefits relating to future employee service relating to the portion of the pension assets that it managed on the government's behalf as part of its employees' public welfare plans. In light of the mounting pension liabilities that companies bore as a result of the continuing low-interest environment and weakness in the Japanese

stock market, the government enacted legislation in June 2001 that permitted Japanese companies to return to the government any pension assets covering their employees' public welfare pension obligations that they managed on the government's behalf. The fiscal year ended March 31, 2003 was the first fiscal year in which the government approved these returns. On March 1, 2004, we obtained approval of an exemption from our obligation to pay benefits for past employee services related to the portion of the public welfare pension assets that it managed on the government's behalf. No additional gain was recorded as a result of this approval. During the fiscal year ended March 31, 2005, we completed the return of the relevant pension assets.

Separate from Shinsei's pension plan for its employees, APLUS and Showa Leasing maintain non-contributory defined benefit pension plans and severance indemnity plans for their employees. Also, some of Shinsei Bank's other subsidiaries maintain severance indemnity plans.

Participation in the Industrial Revitalization Corporation of Japan

Pursuant to the Industrial Revival Law, the DIC established the Industrial Revitalization Corporation, or IRC, in April 2003. Japanese banking corporations, including us, voluntarily invested an aggregate of ¥50 billion to capitalize the IRC through the DIC. Our investment amount of ¥250 million is recorded in other assets.

The IRC's mandate is to identify substandard obligors that are good candidates for revitalization. Once a company is selected for support, the IRC will acquire its outstanding loans from lenders and, typically with one or more private sector sponsors, support the company's restructuring in order to recover its investments within three years. The IRC is initially expected to operate for approximately five years. In the case of a deficit at the end of that period, the Japanese government may support the IRC.

Recent Developments

Stock Options to Directors and Other Staff of Shinsei and its Subsidiaries

In the fiscal year ended March 31, 2004, we issued 9,641 stock acquisition rights as stock options to directors (except for outside directors), statutory executive officers (*shikkou-yaku*) and employees of Shinsei as well as directors (except for outside directors) and employees of our wholly owned subsidiaries; 9,455 of them have an exercise price of ¥684 per share of common stock, 161 have an exercise price of ¥646 and 25 have an exercise price of ¥697. We also issued 250 stock acquisition rights with an exercise price of ¥551 on June 1, 2005. Such stock acquisition right represents the right to acquire 1,000 common shares and the exercise period of the stock acquisition rights is from July 1, 2006 to June 23, 2014.

At our annual general meeting of shareholders on June 24, 2005, we obtained approval for the issuance of stock acquisition rights as stock options to directors, statutory executive officers (*shikkou-yaku*) and employees of Shinsei as well as directors and employees of our wholly owned subsidiaries. Up to 24,000 stock acquisition rights, each representing the right to acquire 1,000 common shares, may be allocated in the aggregate under this approval. We have already issued 9,626 of the stock acquisition rights with an exercise price of ¥601. The exercise period of 6,209 stock acquisition rights is from July 1, 2007 to June 23, 2015 and 3,417 stock acquisition rights is from July 1, 2005 to June 23, 2015.

Financial Highlights

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of or for the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001

Selected Financial Data (Consolidated)

	Billions of yen (except per share data and percentages)				
	2005	2004	2003	2002	2001
Income statement data:					
Net interest income	¥ **66.8**	¥ 57.1	¥ 66.1	¥ 88.4	¥ 85.8
Net fees and commissions	**42.3**	18.9	16.5	7.8	10.5
Net trading income	**23.9**	2.7	8.5	1.7	4.6
Net other business income	**44.5**	44.6	16.5	22.4	1.0
Total revenue	**177.8**	123.5	107.7	120.4	102.1
Total general and administrative expenses	**97.3**	70.1	69.7	69.5	63.8
Net credit (recoveries) costs	**(0.9)**	(15.4)	(8.6)	1.0	(5.9)
Amortization of acquired goodwill and intangible assets	**(8.8)**	(0.0)	—	(0.6)	(0.2)
Other gains (losses), net	**(7.0)**	0.1	(0.2)	(8.8)	47.0
Income before income taxes and minority interests	**65.5**	68.9	46.3	40.3	90.9
Current income taxes	**1.4**	1.4	0.8	0.3	0.4
Deferred income tax (benefit)	**(3.4)**	1.1	(7.5)	(21.2)	0.0
Minority interests in net (loss) income of subsidiaries	**0.1**	(0.0)	0.0	0.0	(0.0)
Net income	¥ **67.4**	¥ 66.4	¥ 53.0	¥ 61.2	¥ 90.4
Balance sheet data:					
Trading assets	¥ **168.5**	¥ 635.0	¥ 361.1	¥ 443.9	¥ 382.2
Securities	**1,478.2**	1,483.2	1,770.9	1,462.2	1,988.5
Loans and bills discounted	**3,430.4**	3,047.0	3,502.3	4,801.9	6,187.3
Customers' liabilities for acceptances and guarantees	**1,058.1**	38.3	50.5	114.4	172.2
Reserve for credit losses	**(149.7)**	(177.9)	(216.5)	(370.0)	(563.8)
Total assets	**8,576.3**	6,343.7	6,706.9	8,069.5	9,485.7
Deposits, including negotiable certificates of deposit	**3,452.8**	2,734.4	2,576.9	2,260.7	3,218.8
Debentures	**1,242.6**	1,358.0	1,884.3	2,730.4	3,480.2
Borrowed money	**1,160.2**	334.4	336.8	459.2	550.8
Trading liabilities	**69.1**	92.2	117.4	173.5	253.6
Total liabilities	**7,735.7**	5,612.7	6,026.9	7,445.9	8,902.8
Customers' liabilities and guarantees	**1,058.1**	38.3	50.5	114.4	172.2
Minority interests in subsidiaries	**53.8**	0.9	0.1	0.0	—
Capital stock	**451.2**	451.2	451.2	451.2	451.2
Total shareholders' equity	**786.6**	730.0	679.8	623.5	582.8
Total liabilities, minority interests in subsidiaries and shareholders' equity	**8,576.3**	6,343.7	6,706.9	8,069.5	9,485.7
Per share data (in yen[1]):					
Common shareholders' equity	¥ **329.65**	¥ 287.94	¥ 249.59	¥ 211.00	¥ 181.05
Fully diluted shareholders' equity[2]	**390.06**	378.70	335.28	307.51	287.45
Basic net income	**46.78**	46.03	36.18	42.21	63.74
Diluted net income	**34.98**	32.75	26.15	30.19	42.71
Capital adequacy data:					
Tier I capital ratio	**7.0%**	16.2%	14.3%	10.7%	8.5%
Total capital adequacy ratio	**11.8%**	21.1%	20.1%	17.0%	17.0%
Average balance data:					
Securities	**¥1,509.4**	¥1,618.1	¥1,988.3	¥1,947.1	¥ 2,751.5
Loans and bills discounted	**3,099.9**	3,124.0	4,009.6	5,512.4	7,258.9
Total assets	**7,460.0**	6,525.3	7,388.2	8,777.6	11,346.2
Interest bearing liabilities	**5,216.0**	4,879.8	6,313.1	7,066.9	9,862.5
Total liabilities and minority interests in subsidiaries	**6,701.7**	5,820.4	6,736.6	8,174.5	10,818.0
Shareholders' equity	**758.3**	704.9	651.6	603.1	528.2
Other data:					
Return on assets	**0.9%**	1.0%	0.7%	0.7%	0.8%
Return on equity (fully diluted)	**8.9%**	9.4%	8.1%	10.2%	17.1%
Ratio of equity to total assets	**10.2%**	10.8%	8.8%	6.9%	4.7%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	**44.6%**	48.7%	42.8%	30.4%	36.2%
Net interest margin	**1.3%**	1.1%	1.0%	1.1%	0.8%
Overhead ratio[3]	**54.7%**	56.8%	64.7%	57.7%	62.5%
Non-performing claims, non-consolidated	**¥51.7**	¥97.3	¥233.2	¥1,113.6	¥ 1,296.0
Ratio of non-performing claims to total claims, non-consolidated	**1.4%**	2.8%	5.7%	20.0%	19.0%
Net deferred tax assets	**¥4.3**	¥22.8	¥18.4	¥17.6	¥0.0
Net deferred tax assets as a percentage of Tier I capital	**0.9%**	3.2%	2.8%	2.9%	0.0%

Notes:
(1) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.
(2) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(3) The overhead ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such periods.

We recorded amortization of acquired goodwill and intangible assets of ¥8.8 billion associated with the acquisition of APLUS in the year ended March 31, 2005. We expect amortization of approximately ¥30 billion in the year ending March 31, 2006 resulting from the acquisitions of APLUS and Showa Leasing. To provide greater transparency and understanding of our underlying performance, we disclose cash basis net income, which excludes the amortization of acquired goodwill and intangible assets, net of tax benefit, in our earnings announcements. Our cash basis net income for the year ended March 31, 2005 was ¥74.7 billion, an increase of 12.5% compared to the prior year. A reconciliation of various earnings measures from our results reported under Japanese GAAP to a cash basis is given below.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures

Shinsei Bank Limited and Consolidated Subsidiaries

For the year ended March 31, 2005	Billions of yen (except per share data and percentages)
Amortization of acquired goodwill and intangible assets	
Amortization of intangible assets	¥ 3.9
Associated deferred tax liability	(1.5)
Amortization of acquired goodwill	4.9
Total amortization of acquired goodwill and intangible assets, net of of tax benefit	7.2
Reconciliation of net income to cash basis net income	
Net income	67.4
Total amortization of acquired goodwill and intangible assets, net of of tax benefit	7.2
Cash basis net income	74.7
Reconciliation of basic net income to cash basis basic net income	
Basic net income per share	46.78
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	5.36
Cash basis basic net income per share	52.15
Reconciliation of diluted net income to cash basis diluted net income	
Diluted net income per share	34.98
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	3.78
Cash basis diluted net income per share	38.76
Reconciliation of return on assets to cash basis return on assets	
Return on assets	0.9%
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	0.1%
Cash basis return on assets	1.0%
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	8.9%
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	1.0%
Cash basis return on equity (fully diluted)	9.8%

Results of Operations

Fiscal Year Ended March 31, 2005 Compared with Fiscal Year Ended March 31, 2004

In the fiscal year ended March 31, 2005, total revenue increased 44.0% to ¥177.8 billion, led by non-interest income that increased to ¥110.9 billion, up from ¥66.3 billion the previous year. Non-interest income has grown to 62.4% of total revenue, a trend that has continued steadily over the past four years. Revenue growth was achieved in all three core business lines as described in the "—Overview—" section. The institutional banking group achieved significant revenue from an increase in non-recourse lending and credit trading activities. The retail banking group generated substantial non-interest income from its structured deposits products. The consumer and commercial finance sub-group included revenue of APLUS, a newly acquired subsidiary, for the second half of the current fiscal year. APLUS provides a diversified range of consumer finance services and products through its five principal businesses: installment credit, credit cards, loan cards, loan guarantees, and billing settlement services.

APLUS's revenues on a typical transaction consist of an installment payment fee paid by the consumer, which is analogous to interest on a loan, together with the participating merchant's payment of a handling charge. APLUS has adopted a "partner card" strategy, in which it extends credit not only to customers using its own credit cards, but also on credit cards issued by APLUS on behalf of partner merchants. When an APLUS card customer uses a credit card, APLUS receives a fee from the participating merchant, together with interest income in the case of installment or revolving payments by the customer. APLUS also earns interest income when the customer obtains cash advances on the credit card, if they are made available. APLUS also provides unsecured consumer finance credit through loan cards. In addition to providing financing itself, APLUS also extends credit in the form of guarantees. The most significant component of APLUS's guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS's partner merchants.

Our general and administrative expenses increased by ¥27.1 billion to ¥97.3 billion in fiscal 2004 largely due to acquisition of APLUS and growth in retail banking distribution channels, and increased marketing and customer driven transactional activities. In fiscal 2004, our expense to revenue ratio improved from 56.8% to 54.7%.

Our asset quality continued to improve in fiscal 2004, and we recorded a net credit recovery of ¥0.9 billion for the year. As of March 31, 2005, our loan balance stood at ¥3,430.4 billion, ¥383.3 billion higher than at the end of the previous fiscal year. We have been promoting and gradually increasing structured loans such as non-recourse loans to institutional customers, lending to consumer and commercial finance customers and housing loan to retail customers. At the same time, we reduced loans to less creditworthy customers and settled any remaining issues relating to our previous cancellation rights to return loan-related assets to the DIC. Our total reserve for credit losses was ¥149.7 billion as of March 31, 2005, a decline of ¥28.1 billion from the end of the previous fiscal year. We maintained a total reserve for credit losses to total claims ratio of 3.4% on a non-consolidated basis as of March 31, 2005. Our non-consolidated coverage ratio of reserves, collateral, and guarantees to non-performing loans was 94.3% at March 31, 2005.

With regard to the composition of our funding, debentures and corporate bonds decreased 4.1% to ¥1,330.9 billion as of March 31, 2005, in line with our strategy to source funding through retail deposits. Total deposits, including negotiable certificates of deposit, increased 26.3% to ¥3,452.8 billion. Notably, retail deposits increased by approximately ¥700 billion during the year.

Our total capital adequacy ratio stood at 11.8% and our Tier I ratio stood at 7.0% as of March 31, 2005. The quality of our capital is another important differentiator for Shinsei. Our capital mostly consists of core capital and the amount of our net deferred tax assets is equal to only 0.9% of our Tier I capital.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	2005			2004		
Fiscal years ended March 31	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
Interest-earning assets:						
Cash and due from banks	¥ 171.2	¥ 2.8	1.66%	¥ 130.4	¥ 1.9	1.50%
Call loans	134.1	0.0	0.02	41.5	0.0	0.01
Receivables under resale agreements	1.7	0.0	0.00	0.2	0.0	0.00
Collateral related to securities borrowing transactions	49.5	0.0	0.01	24.2	0.0	0.01
Securities	1,509.4	15.8	1.05	1,618.1	15.9	0.98
Loans and bills discounted	3,099.9	77.3	2.50	3,124.0	64.3	2.06
Other interest-earning assets	196.8	1.0	0.53	218.4	1.1	0.51
Total interest-earning assets	5,162.8	97.1	1.88	5,157.2	83.3	1.62
Interest rate and fund swaps	—	4.2	—	—	5.8	—
Total interest income	¥5,162.8	¥101.3	1.96%	¥5,157.2	¥89.1	1.73%
Interest-bearing liabilities:						
Deposits	¥2,686.0	¥ 13.5	0.50%	¥2,217.6	¥12.0	0.54%
Negotiable certificates of deposit	410.1	0.1	0.03	350.5	0.1	0.04
Debentures	1,312.4	6.1	0.47	1,493.1	8.3	0.56
Call money	118.7	0.6	0.53	94.7	0.1	0.18
Payables under repurchase agreements	121.3	0.0	0.01	179.7	0.0	0.01
Collateral related to securities lending transactions	13.2	0.0	0.03	188.3	0.0	0.03
Commercial paper	6.4	0.0	1.45	—	—	—
Borrowed money(1)	515.7	12.9	2.51	325.4	9.7	3.00
Corporate bonds	31.8	0.6	2.16	27.0	0.7	2.81
Other interest-bearing liabilities	0.0	0.2	n.m.(3)	3.0	0.1	3.76
Total interest-bearing liabilities	5,216.0	34.4	0.66	4,879.8	31.4	0.64
Interest rate and fund swaps	—	0.0	—	—	0.5	—
Total interest expenses	¥5,216.0	¥ 34.4	0.66%	¥4,879.8	¥32.0	0.66%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (811.5)	—	—	¥ (427.5)	—	—
Shareholders' equity(2)	758.3	—	—	704.9	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥5,162.8	—	—	¥5,157.2	—	—
Net interest spread	—	—	1.30%	—	—	1.07%
Impact of non-interest-bearing sources	—	—	0.00	—	—	0.04
Net interest income/yield on interest-earning assets	—	¥ 66.8	1.30%	—	¥ 57.1	1.11%

Notes:
(1) Includes subordinated debts.
(2) The average balance is a simple average value of previous year end balance and current year end balance.
(3) n.m. is not meaningful.

Table 2. Analysis of Changes in Net Interest Income (Consolidated)

	Billions of yen		
	Due to change in[1]		
Fiscal year ended March 31, 2005	Volume	Rate	Net change
Increase (decrease) in interest income:			
Cash and due from banks	¥ 0.6	¥ 0.2	¥ 0.8
Call loans	0.0	0.0	0.0
Receivables under resale agreements	0.0	0.0	0.0
Collateral related to securities borrowing transactions	0.0	0.0	0.0
Securities	(1.0)	1.0	0.0
Loans and bills discounted	(0.4)	13.5	13.0
Other interest-earning assets	(0.1)	0.0	0.0
Subtotal			13.8
Interest swap and fund swaps			(1.6)
Total interest income			¥12.2
Increase (decrease) in interest expense:			
Deposits	¥ 2.5	¥(1.0)	¥ 1.4
Negotiable certificates of deposit	0.0	0.0	0.0
Debentures	(1.0)	(1.1)	(2.1)
Call money	0.0	0.4	0.4
Payables under repurchase agreements	0.0	0.0	0.0
Collateral related to securities lending transactions	0.0	0.0	0.0
Commercial paper	0.0	0.0	0.0
Borrowed money	5.7	(2.5)	3.1
Corporate bonds	0.1	(0.2)	0.0
Other interest-bearing liabilities	(0.1)	0.0	0.1
Subtotal			2.9
Interest swap and fund swaps			(0.4)
Total interest expense			¥ 2.4
Net decrease in net interest income			¥ 9.7

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Interest Income. Our principal interest-earning assets are domestic loans and bills discounted as well as securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign-currency deposits), debentures, subsidiaries' borrowing from other financial institutions, and subordinated bonds and debt.

Net interest income in the fiscal year ended March 31, 2005 was ¥66.8 billion, an increase of ¥9.7 billion compared with the prior fiscal year. Total interest income increased by ¥12.2 billion while total interest expense increased by ¥2.4 billion. The net interest margin increased to 1.30%, an increase of 0.19% compared with the prior fiscal year. Yields on interest earning assets increased by 0.23% while yields on interest bearing liabilities remained constant. Based on an attribution analysis which divides interest income and expense changes into either a variance in the volume of assets or liabilities or a variance in interest rate, the ¥12.2 billion increase in total interest income is attributable primarily to the higher yield of loans and bills discounted. The yield for loans and bills discounted increased to 2.50% from 2.06% the previous year primarily as a result of the inclusion of APLUS's consumer finance businesses. The yields on the interest earning portion of these businesses were sufficiently high that they increased the Shinsei consolidated loans and bills discounted yield even though the consolidated balance itself declined marginally from ¥3,124.0 billion to ¥3,099.9 billion. Retail housing loan growth also contributed to the increase in loans and bills discounted yield. Partially offsetting the impact from these higher margin businesses was the maturing of fixed interest rate loans that were originated in a higher interest rate environment.

The ¥2.4 billion increase in total interest expense is

attributable primarily to the increased average balances of deposits and borrowed money. The increase in deposit interest expense came entirely from an increase in the average balance outstanding to ¥2,686.0 billion from ¥2,217.6 billion the previous fiscal year. This growth reflected Shinsei's continued focus on increasing retail deposit balances. A reduction in deposit yields of 0.04% to 0.50% from 0.54% the previous year partially offset the increase in interest expense arising from the higher average balance outstanding. The increase in interest expense for borrowed money interest expense was also due entirely to an increase in the average balance outstanding to ¥515.7 billion from ¥325.4 billion the previous year. The increase in borrowed money balances was primarily the result of the inclusion of borrowed money balances for APLUS. A reduction in the borrowed money yield of 0.49% to 2.51%, from 3.00% the previous fiscal year, partially offset the increase in interest expense arising from the higher balance outstanding. A decline in the average debenture balance outstanding to ¥1,312.4 billion from ¥1,493.1 billion the previous fiscal year, coupled with a reduction in debenture yields of 0.09% to 0.47% from 0.56% the previous fiscal year, partially offset the increase in deposit and borrowed money interest expenses. The debenture balance decline was consistent with our strategy of increasing retail deposits and the reduction in debenture yield was primarily the result of the maturing of debentures that were issued in a higher interest rate environment.

Net Fees and Commissions. Fees and commissions include, among other things, prepayment, arrangement and other fees on non-recourse and consumer and commercial finance loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, fees for corporate advisory services, and commissions on sales of asset management products.

For the fiscal year ended March 31, 2005, we earned ¥42.3 billion in net fees and commissions, an increase of ¥23.4 billion, or 123.7%, as compared to the same period in the previous fiscal year. The main factors were an increase of ¥19.3 billion in fees from installment shopping credit, credit cards, guarantees and other financing to APLUS customers, non-recourse lending and securitization fees from institutional banking clients and commissions on sales of asset management products such as mutual funds and variable annuities to retail customers.

Net Trading Income. The table below shows the principal components of net trading income.

Table 3. Net Trading Income

	Billions of yen	
Fiscal years ended March 31	2005	2004
Income from trading securities	**¥ 1.8**	¥ 0.3
Income from (loss on) derivatives for trading securities	**2.1**	(0.2)
Income from trading-related financial derivatives	**19.8**	2.7
Other, net	**0.0**	(0.1)
Net trading income	**¥23.9**	¥ 2.7

Net trading income reflects income we derive from providing derivative products, including structured deposits, to customers, and revenues from transactions undertaken for trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, we engage in foreign currency and derivatives transactions as part of our trading activity.

Net trading income in the fiscal year ended March 31, 2005 was ¥23.9 billion, as compared to ¥2.7 billion for the prior fiscal year. The increase was largely due to approximately ¥14.5 billion income from financial derivatives transactions encompassing option income generated in connection with our yen-denominated *Powered One* structured deposits. The income from trading securities and income from derivatives for trading securities of ¥1.8 billion and ¥2.1 billion, respectively, consist of Japanese government bonds and equity trading, including related derivatives activities.

Net Other Business Income. The table below shows the principal components of net other business income.

Table 4. Net Other Business Income

	Billions of yen	
Fiscal years ended March 31	**2005**	2004
Income on monetary assets held in trust	**¥16.8**	¥18.8
Net gain on securities and foreign exchanges	**7.0**	12.2
Other business income (losses)		
Net gain on other monetary claims purchased for trading purpose	**15.0**	10.5
(Losses) income from derivatives for banking purposes, net	**(1.1)**	2.4
Equity in net income of affiliates	**1.7**	0.5
Income (losses) from equity related derivatives	**0.6**	(0.5)
Amortization of deferred issuance cost debenture	**(0.3)**	(0.2)
Other, net	**4.6**	0.7
Net other business income	**¥44.5**	¥44.6

Net other business income includes, among other things, income on monetary assets held in trust and net gains on other monetary claims purchased for trading purposes. These two income categories are largely comprised of income on credit trading and securitization activities as well as gains on equity securities related transactions.

We have been, and continue to be, an active player in Japan's secondary market for distressed and under-performing loans. We bid on and acquire assets from major banks, consumer and commercial finance companies and regional banks. We apply the same credit analysis to these assets as to our existing loan portfolio. For the fiscal year ended March 31, 2005, we completed 38 new transactions with an aggregate purchase price of ¥71.5 billion and for the fiscal year ended March 31, 2004, we completed 41 new transactions with an aggregate purchase price of ¥51.7 billion.

Our net other business income for the fiscal year ended March 31, 2005 was ¥44.5 billion, a decrease of ¥0.1 billion compared with the same period in the previous fiscal year. The principal reason for the decrease was the ¥5.2 billion decrease in net gain on securities and foreign exchanges, which was attributable to the impact of lower gains on stock related transactions as well as lower foreign exchange gains in the fiscal year ended March 31, 2005.

Income on monetary assets held in trust of ¥16.8 billion includes gains from equity securities related transactions of ¥7.2 billion, and the remainder mainly reflects gains in our credit-trading business and income from real estate-related investments. The income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading and securitization income. Net gain on other monetary claims purchased for trading purposes recorded net gains of ¥15.0 billion, an increase of ¥4.5 billion, reflecting strong results of both credit trading and mortgage-backed and asset-backed securitization businesses.

For the fiscal year ended March 31, 2005, we incurred losses of ¥1.1 billion from derivatives for banking purposes. This primarily relates to mark-to-market valuation on structured deposits and collateralized debt obligation related derivatives hedges. An increase in equity in net income of affiliates is mainly due to an increase in the number of affiliates including SHINKI.

Total Revenue. Total revenue for the fiscal year ended March 31, 2005 was ¥177.8 billion, an increase of 44.0% compared with the previous fiscal year. The higher total revenue was principally the result of the increase in net fees and commissions of ¥23.4 billion. This increase combined with an increase in net interest income and net trading income, more than offset slight reduction in net other business income.

General and Administrative Expenses: The table below sets forth the principal components of our general and administrative expenses:

Table 5. General and Administrative Expenses

	Billions of yen	
Fiscal years ended March 31	2005	2004
Personnel expenses	**¥42.9**	¥35.4
Premises expenses	**14.6**	8.9
Technology and data processing expenses	**11.5**	6.7
Advertising expenses	**6.0**	2.9
Consumption and property taxes	**5.8**	3.6
Deposit insurance premium	**2.1**	1.9
Other	**14.1**	10.3
Total general and administrative expenses	**¥97.3**	¥70.1

General and administrative expenses for the fiscal year ended March 31, 2005 were ¥97.3 billion, an increase of ¥27.1 billion, or 38.7%, as compared to the previous fiscal year. The increase is largely due to the acquisition of APLUS and growth in retail banking customer driven transaction activities, expansion of retail banking distribution channels, and the expense resulting from newly introduced business taxes.

Personnel expenses increased by ¥7.4 billion primarily due to the inclusion of APLUS personnel expenses of ¥7.0 billion. Similarly, premises expense increased ¥5.6 billion, of which ¥4.9 billion pertains to APLUS's premises expense and the remainder of the increase largely related to retail banking facilities establishment during the year and the full fiscal year impact of the retail banking facilities established in the fiscal year ended March 31, 2004.

Technology and data processing expenses increased by ¥4.7 billion as compared to the fiscal year ended March 31, 2004 to ¥11.5 billion for the fiscal year ended March 31, 2005. The increase was partly due to increased investments in new information technology systems, an increase in related maintenance and depreciation expenses, as well as inclusion of APLUS's technology and data processing expense of ¥2.4 billion.

Advertising expenses increased ¥0.5 billion in retail banking from the previous year, reflecting increased efforts to promote our retail banking services. In addition, the ¥2.3 billion increase in advertising expense primarily relates to APLUS's marketing activities during the second half of fiscal 2004.

Consumption and property taxes increased by ¥2.1 billion, or 58.1%, as compared to the same period in the previous fiscal year. This increase is attributable to a general increase in consumption tax from various business activities, consumption and property taxes of APLUS, and an increase of ¥1.1 billion for the new business tax that was introduced in fiscal 2004. The bulk of other general and administrative expenses consist of outsourcing and temporary staff expenses, professional fees, printing, communication and stationery expenses. The increase of ¥3.7 billion, from a year ago, was due primarily to an increase in outsourcing, printing and stationery expenses to support business growth predominantly in retail banking and consumer and commercial finance businesses, of which ¥2.4 billion relates to APLUS.

As a result of the above, our overhead ratio, or the ratio of general and administrative expenses to total revenue, improved 2.1% to 54.7% for the fiscal year ended March 31, 2005, compared to 56.8% for the same period in the prior fiscal year.

Net Credit Recoveries. The following table shows our credit recoveries on a consolidated basis for the fiscal years ended March 31, 2005 and 2004:

Table 6. Net Credit Recoveries

	Billions of yen	
Fiscal years ended March 31	2005	2004
Losses on write-off of loans	**¥ 10.0**	¥ 2.0
Losses on sale of loans	**0.0**	0.0
Net (reversal) provision of reserve for loan losses:		
Net reversal of general reserve for loan losses	**(3.9)**	(19.7)
Net (reversal) provision of specific reserve for loan losses	**(6.6)**	(12.2)
Net reversal of reserve for loan losses to restructuring countries	**(0.0)**	(0.0)
Net reversal of reserve for loan losses	**(10.5)**	(31.9)
Net (reversal) provision of specific reserve for other credit losses	**(0.2)**	12.9
(Reversal) provision of reserve for losses on sale of bonds	**(0.2)**	1.5
Net credit recoveries	**¥ (0.9)**	¥(15.4)

The principal components of net credit recoveries are provisions or reversals of reserves. In accordance with Japanese regulatory requirements, we maintain general and specific reserves for loan losses, a reserve for loan losses to restructuring countries, as well as a specific reserve for other credit losses. See "—Asset Quality and Disposal of Problem Loans" for a discussion of our loan loss reserve policies.

We recorded net credit recoveries of ¥0.9 billion for the fiscal year ended March 31, 2005 compared with net credit recoveries of ¥15.4 billion for the fiscal year ended March 31, 2004. The decrease in net credit recoveries was largely due to the inclusion of APLUS's net credit costs, including write-off of loans, of ¥12.8 billion for the six-month period from October 1, 2004 to March 31, 2005.

The net reversal of general reserves for loan losses was ¥3.9 billion for the fiscal year ended March 31, 2005, compared with ¥19.7 billion for the fiscal year ended March 31, 2004. For the fiscal year ended March 31, 2005, we also recorded a ¥6.6 billion net reversal of specific reserve for loan losses, compared with ¥12.2 billion for the fiscal year ended March 31, 2004. The decline in both the net reversal of general reserves for loan losses and net specific reserves for loan losses mainly pertains to the addition of APLUS's general and specific loan loss reserves as the credit quality of the loan portfolio in our banking business continues to improve.

Amortization of Acquired Goodwill and Intangible Assets. The acquisition of a majority stake in APLUS resulted in the creation of acquired goodwill and intangible assets. The amortization of acquired goodwill and intangible assets was ¥8.8 billion for the six-month period from October 2004 to March 2005. This includes ¥3.9 billion in amortization of APLUS related intangible assets and ¥4.9 billion in amortization of acquired goodwill. Of the intangible assets, trade names are amortized over 10 years using the straight-line method and customer and merchant relationships are amortized over 10 to 20 years using the sum of the year's digits method. Acquired goodwill is amortized over 20 years using the straight-line method. The amortization of fair value adjustments for assets and liabilities has been incorporated in the respective revenue and expense categories.

Other (Losses) Gains, Net. Other losses, net were ¥7.0 billion for the fiscal year ended March 31, 2005, as compared to other gains, net of ¥0.1 billion for the fiscal year ended March 31, 2004. Other losses, net for the fiscal year ended March 31, 2005 included ¥3.2 billion pension-related cost related to career planning and placement assistance program for our employees.

Income Before Income Taxes and Minority Interests. As a result of the foregoing, income before income taxes and minority interests was ¥65.5 billion for the fiscal year ended March 31, 2005, a ¥3.3 billion decrease as compared to the same period last fiscal year.

Income Taxes. For the fiscal year ended March 31, 2005, we recorded ¥1.4 billion in current income tax, remaining substantially unchanged as compared to the same period in the previous fiscal year. In the fiscal year ended March 31, 2005, we recorded a deferred income tax benefit of ¥3.4 billion to reflect the recognition of additional deferred tax assets we expected to realize on the basis of one-year's future taxable income.

Net Income. Our net income for the fiscal year ended March 31, 2005 was ¥67.4 billion, a 1.6% increase compared with the same period in the prior fiscal year. We report both Japanese GAAP net income and a cash basis net income in order to provide greater transparency and understanding of our underlying performance. For fiscal 2004,

consolidated cash basis net income was ¥74.7 billion, an increase of over 12% compared to the previous year. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets. See "—Financial Highlights."

In June 2005, we paid dividends for the six months ended March 31, 2005 of ¥6.50 per share of Class A preferred stock, ¥2.42 per share of Class B preferred stock and ¥1.29 per share of common stock. Our fully diluted return on equity for the fiscal year ended March 31, 2005 was 8.9%, as compared to 9.4% for the fiscal year ended March 31, 2004. The decrease in fully diluted return on equity was primarily the result of average shareholders' equity increasing more quickly than net income.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results in the format used for our financial statements, which we refer to as the "reported basis", our management also reviews our results on an "operating basis" to assess each of our business lines and to measure our results against targeted goals. Operating basis results are calculated by adjusting the reported-basis results principally for the amortization of net actuarial losses, lump sum payments, and certain revenue items. In essence, the operating basis results represent "core" business results and are in conformity with Japanese GAAP at the net income level. The following summary table provides reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	2005			2004		
Fiscal years ended March 31	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue						
Net interest income[1]	**¥ 66.8**	**¥ —**	**¥ 66.8**	¥ 57.1	¥(0.8)	¥ 56.3
Non-interest income[1][2]	**110.9**	**0.2**	**111.1**	66.3	1.1	67.5
Total revenue	**¥177.8**	**¥ 0.2**	**¥178.0**	¥123.5	¥ 0.3	¥123.8
General and administrative expenses[3]	**97.3**	**(1.2)**	**96.0**	70.1	(1.3)	68.7
Net business profit /Ordinary business profit[4]	**80.5**	**1.4**	**81.9**	53.3	1.7	55.0
Credit (recoveries) costs	**(0.9)**	**—**	**(0.9)**	(15.4)	—	(15.4)
Amortization of acquired goodwill and intangible assets	**(8.8)**	**—**	**(8.8)**	(0.0)	—	(0.0)
Other (losses) gains net[2][3]	**(7.0)**	**(1.4)**	**(8.5)**	0.1	(1.7)	(1.5)
Income before income taxes and minority interests	**65.5**	**—**	**65.5**	68.9	—	68.9
Income tax (benefit) and minority interests	**(1.8)**	**—**	**(1.8)**	2.5	—	2.5
Net income	**¥ 67.4**	**¥ —**	**¥ 67.4**	¥ 66.4	¥ —	¥ 66.4

Notes:
(1) Reclassifications consist principally of netting adjustments from net interest income to non-interest income.
(2) Reclassifications consist principally of adjustments of lease-related income (losses) between other (losses) gains, net and non-interest income.
(3) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other losses, net.
(4) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

Shinsei provides a diversified range of banking consumer and commercial finance services and products through its three core business lines: institutional banking, retail banking and consumer and commercial finance. Institutional banking offers mainly financial services and products to corporations, financial institutions, and government entities, and also engages in trading and investment activities. Our retail banking business provides banking and asset management services to individuals, including high-net-worth individuals. Our consumer and commercial finance business provides products such as mortgage loans, loans to small-medium enterprises (SMEs), consumer loans and other financing products.

Management monitors the performance of these business lines on an operating basis. The business lines discussion covers the operating-basis ordinary business profit of the three business lines plus ALM/Corporate/Other. During fiscal 2004, all three main business lines were profitable and had a significant growth in their respective operating business profit.

Table 8. Operating-Basis Ordinary Business Profit by Business Line [1][2]

	Billions of yen				
	2005				
For the fiscal year ended March 31	Institutional Banking	Retail Banking	Consumer & Commercial Finance	ALM/ Corporate/ Other	Total
Net interest income	**¥ 35.3**	**¥ 15.2**	**¥ 17.2**	**¥(0.9)**	**¥ 66.8**
Net fee and commissions	**19.0**	**3.0**	**21.0**	**(0.6)**	**42.4**
Net trading income	**6.6**	**17.3**	**—**	**—**	**23.9**
Net other business income	**36.0**	**1.8**	**4.9**	**1.8**	**44.6**
Non-interest income	**61.7**	**22.2**	**25.9**	**1.1**	**111.1**
Total revenue	**97.0**	**37.5**	**43.2**	**0.1**	**178.0**
General and administrative expenses	**(37.8)**	**(31.6)**	**(26.1)**	**(0.4)**	**(96.0)**
Ordinary business profit (loss)	**¥ 59.1**	**¥ 5.9**	**¥ 17.1**	**¥(0.2)**	**¥ 81.9**

	Billions of yen				
	2004				
For the fiscal year ended March 31	Institutional Banking	Retail Banking	Consumer & Commercial Finance	ALM/ Corporate/ Other	Total
Net interest income	¥ 39.4	¥ 12.6	¥ 3.5	¥ 0.6	¥ 56.3
Net fee and commissions	14.1	4.2	0.9	(0.4)	18.9
Net trading income	0.6	2.0	—	—	2.7
Net other business income	34.8	2.5	1.1	7.3	45.8
Non-interest income	49.6	8.9	2.0	6.8	67.5
Total revenue	89.1	21.5	5.5	7.5	123.8
General and administrative expenses	(37.7)	(26.6)	(2.9)	(1.4)	(68.7)
Ordinary business profit (loss)	¥ 51.4	¥ (5.0)	¥ 2.5	¥ 6.0	¥ 55.0

Notes:
(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis and judgments have been applied in determining business lines' revenue breakdown by income-type.

Institutional Banking

Our institutional banking business offers a wide range of financial products and services, including lending, non-recourse financing, credit trading, securitization, capital markets, and corporate advisory services relating to corporate revitalization and mergers and acquisitions, to domestic and international corporations, financial institutions and government entities. We serve our customers primarily from our offices in key metropolitan areas of Japan.

Institutional banking is one of our key pillars, accounting for 54.5% of total revenue. In fiscal 2004, total revenue of institutional banking increased ¥7.9 billion or 8.9% to ¥97.0 billion. More than 60% of this revenue was generated from new products capabilities that did not exist in our bank four years ago. The revenue growth primarily stems from increased activities in non-recourse lending and credit trading products. In fiscal 2004, the total institutional banking expenses basically remained flat at ¥37.8 billion, or ¥0.1 billion higher than the previous year. This resulted in operating leverage for the business and the total expense to revenue ratio improved from 42.3% to 39.0%.

Table 9. Institutional Banking Revenue by Product

	Billions of yen	
Fiscal years ended March 31	2005	2004
Institutional Banking:		
Non-recourse loans	**¥18.9**	¥14.3
Foreign exchange, derivatives, equity related	**16.7**	15.5
Credit trading	**15.8**	8.7
Corporate loans	**14.6**	20.0
Securitization	**12.6**	16.6
Principal investments	**7.8**	5.2
Other capital markets	**7.7**	5.5
Others	**2.6**	3.0
Total Institutional Banking	**¥97.0**	¥89.1

Non-recourse loans grew 18.3% to a fiscal year-end balance of ¥577.2 billion with 143 new transactions concluded during the year. As a result, the business generated total product revenue of ¥18.9 billion in fiscal 2004—an overall increase of ¥4.5 billion or 32.0%. This product helped customers diversify their funding methods. In addition, we have been focusing on differentiating our offerings by proposing comprehensive solutions to customers that include not only debt financing, but also advice on the arrangement of related equity financing, trust services, and cash management services.

In credit trading, we invest in various kinds of credit—primarily distressed assets, non-performing loans and sub-performing loans—and then service or sell them. We are one of the few financial institutions in Japan that services loans originated by third parties. Drawing on the expertise of our relationship managers and product specialists in the early stages of transactions, we have been able to regularly execute transactions on favorable terms despite increasing competition. During the year, we achieved strong results both from domestic and international activities and successfully completed 38 new transactions with an aggregate purchase price of ¥71.5 billion. Credit trading product revenue rose to ¥15.8 billion, an increase of ¥7.1 billion or 82.7%. Most of the credit trading revenue is recorded in net other business income under either income on monetary assets held in trust or net gains on other monetary claims purchased for trading purposes.

In fiscal 2004, our securitization business generated revenue of ¥12.6 billion or 13.0% of total institutional banking revenue. In this business, we structure, arrange, distribute, and service mortgage-backed securities and asset-backed securities, both from third parties and ourselves. We cover all major assets classes, ranging from relatively small and homogeneous credit-card loans and residential loans to non-performing claims on which collection depends primarily on selling the collateral. This business concluded 14 new deals during the fiscal year with total issuance amount of ¥439.8 billion. This business continues to be a significant revenue contributor. The success of this business placed Shinsei (Shinsei Securities) as #3 on the Japan's ABS League Table 2004 compiled by Bloomberg and *Nikkei Bonds and Financial Weekly* and garnered third party recognition from *Asiamoney* and *THOMSON DealWatch*.

Corporate loans generated revenue of ¥14.6 billion primarily through net interest income. The revenue declined by ¥5.4 billion as compared to the previous year as a result of a reduction in higher yielding loans, as long-term, fixed-rate loans, extended in higher-interest rate environments continued to mature and loans to less creditworthy customers continue to decline. We successfully reduced our non-performing claims to ¥51.7 billion, or a decline of ¥45.5 billion or 46.8%, on a non-consolidated basis. We believe that our non-performing claims issue is largely behind us and given the improving economy in Japan, we are now focused on growing our customer asset portfolio. The total corporate loan balance as of March 31, 2005 stood at ¥2,449.3 billion, a decline of ¥42.4 billion, or 1.7%, resulting predominately from reduction in loans to less creditworthy customers.

Foreign exchange, derivatives, and equity related capital markets revenue in fiscal 2004 grew ¥1.2 billion to ¥16.7 billion. The income includes ¥7.2 billion in gains on equity securities transaction and the remainder pertains to various foreign exchange, derivatives, and equity trading activities. Principal investment and other capital market had good year-over-year revenue growth.

Retail Banking

We launched a full-service retail banking operation in June 2001. We offer customers a wide variety of services and products through, as of May 31, 2005, our network of 30 Shinsei Financial Centers (SFCs), 2 Platinum Centers, 4 bank spots, our internet banking services and telephone center accessible 24 hours a day, seven days a week, and over 60,000 ATMs (operated by Shinsei and third parties)

located throughout Japan. Our internet banking, ATM network, and call centers remain generally free of charge. The retail banking business provides a broad range of deposit and investment products, such as consolidated multi-currency savings and time deposit accounts and asset management products. We also offer credit products such as housing loans and personalized financial services to high-net-worth individuals.

Since its launch, the key strategy of our retail banking business has been to attract new customers and deepen relationships with existing customers. Shinsei now has more than 1.3 million customer accounts as of May 31, 2005. Our retail services were recognized as being #1 in customer satisfaction in a survey by *Nihon Keizai Shimbun* (*Nikkei*) and rated the #1 Financial Services Website 2004 by *Japan Brand Strategy*.

Total revenue of our retail banking business in fiscal 2004 was ¥37.5 billion, a 73.9% increase compared with the previous year. The total expense for the year increased ¥5.0 billion to ¥31.6 billion. The increase in expenses related to the full year impact of retail banking facilities established in fiscal 2003 and the facilities opened in fiscal 2004, along with various expenses associated with customer and transaction volume growth such as personnel, technology, and telecommunications costs. The total expense to revenue ratio of this business line improved from 123.2% in fiscal 2003 to 84.3% in fiscal year 2004. On an internal operating basis reported to management, the retail bank was profitable in fiscal 2004 and generated ordinary business profit of ¥5.9 billion, an improvement of ¥10.9 billion as compared to the previous year.

Table 10. Retail Banking Revenue by Product

	Billions of yen	
Fiscal years ended March 31	2005	2004
Retail Banking:		
Deposit-related and foreign exchange fees	**¥16.5**	¥ 3.3
Net fund transfer revenue[1]	**12.9**	11.8
Asset management	**6.0**	5.4
Loans	**1.9**	0.9
Total Retail Banking	**¥37.5**	¥21.5

Note:
(1) Related to both customer deposits & debentures.

Deposit related and foreign exchange fees include derivatives income on structured deposits, commissions on foreign currency deposits and fee expense related to ATMs and funds transfers. Total revenue from these activities was ¥16.5 billion, an increase of ¥13.2 billion as compared with the previous year. The growth stems from approximately ¥14.5 billion of derivatives income generated in connection with a new *Powered One* yen-denominated structured deposit product introduced during this fiscal year. The success of this product contributed to an increase in total customer deposits of 44.5% or ¥708.8 billion to ¥2,300.4 billion, of which increase ¥537.8 billion was from *Powered One* deposits. Net funds transfer revenue solely relates to the interest spread on customer deposits and debentures. Total revenue grew ¥1.1 billion as compared to the same period last year solely due to substantial growth in retail customer deposits.

The asset management business also experienced strong growth during the year. Total fees and commissions revenue grew to ¥6.0 billion, an increase of 10.9%. We now have total assets under management amounting to ¥398.4 billion as of the end of fiscal year. This represents a yearly increase of ¥115.7 billion or 41.0%.

We have opened four housing loan centers in total, including an outlet specializing in housing loans near Tokyo station, to strengthen our sales of housing loans. As a result, the total balance of retail housing loans increased ¥120.6 billion to ¥289.2 billion as of March 31, 2005. Total revenue for retail loans grew from ¥0.9 billion to ¥1.9 billion resulting from robust growth in retail housing loans.

Consumer and Commercial Finance

To diversify our revenues further, we have established or acquired a number of consumer and commercial finance subsidiaries or affiliates. These companies provide products such as mortgage loans, loans to SMEs, consumer loans and other financing products. This business has now become a significant revenue contributor. In fiscal 2004, this business produced total revenue of ¥43.2 billion, an overall growth of ¥37.6 billion and 24.3% of our total revenue came from consumer and commercial finance activities.

Table 11. Consumer and Commercial Finance Revenue by Subsidiary

	Billions of yen	
Fiscal years ended March 31	2005	2004
Consumer and Commercial Finance		
APLUS	**¥36.2**	¥ —
Life Housing Loans	**2.1**	1.6
Shinsei Property Finance	**1.6**	1.7
Shinsei Sales Finance	**1.6**	1.2
SHINKI and other companies, net	**1.5**	1.0
Total Consumer and Commercial Finance	**¥43.2**	¥5.5

In September 2004, we acquired an approximately 67% stake in APLUS. The company has 64 branches and over 4.2 million cardholders with APLUS partner or APLUS credit cards through over 700 co-branded card partnerships. Customers make installment purchases through its approximately 350,000 merchants in APLUS's network of partner stores. APLUS also provides unsecured consumer finance credit through loan cards. As of March 31, 2005, APLUS had approximately one million loan cards outstanding. Customers may obtain loans from approximately 140,000 ATMs throughout Japan, and then repay them by automatic deductions from designated bank accounts or can repay at any time at our approximately 24,000 partner ATMs and convenience stores. From September 2004 to March 2005, APLUS earned total revenue of ¥36.2 billion on a consolidated basis from loan guarantees, installment shopping credit, and credit cards businesses. This represents 83.8% of total consumer and commercial finance business revenue.

In October 2004, we converted ¥15.3 billion of convertible bonds issued by SHINKI, and as a result, we now own 39.1% of the voting rights in SHINKI, making it an equity-method affiliate starting from the second half of the fiscal year ended March 31, 2005. We recorded our share of total income of ¥1.2 billion, up ¥0.5 billion from the previous year. All of our other key subsidiaries such as Life Housing Loan, Shinsei Property Finance, and Shinsei Sales Finance, experienced revenue growth during the fiscal year.

Total consumer and commercial finance expenses for the year were ¥26.1 billion, of which ¥20.3 billion, or 78.0% of the total expenses, relates to the inclusion of APLUS expenses from October 2005. The total expense to revenue ratio of this business stands at 60.4%, slightly higher than our overall expense to revenue ratio. We believe this ratio will improve as we rationalize the operations of APLUS. The ordinary business profit of this business line improved ¥14.4 billion from the same period last year due to the inclusion of APLUS and other subsidiaries.

ALM/Corporate/Other

ALM/Corporate/Other primarily includes net corporate treasury results, income from proprietary investments, intercompany eliminations, and unallocated expenses that are held at the corporate level. Revenue declined ¥7.3 billion in fiscal 2004 as compared with last fiscal year. The main factors in the decline were lower gains on certain proprietary investments and a reduction in the net internal transfer pricing charge in fiscal 2004. The expenses in fiscal 2004 improved ¥1.0 billion versus the prior year because of lower professional and consulting fees and personnel expenses held at the corporate level in fiscal 2004.

Non-Consolidated Financial Results

Overview

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's achievement of non-consolidated performance targets set forth in a revitalization plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001 and August 2003.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2005, Shinsei accounted for 101.0% of our consolidated net income and 74.6% of our consolidated assets. The additional portion of our consolidated assets is attributable to APLUS, Showa Leasing and other subsidiaries. While the consolidated results of operations included profits from APLUS in the second half of this fiscal year and from other subsidiaries (excluding Showa Leasing), our consolidated net income is similar to non-consolidated net income due to the amortization of acquired goodwill and intangible assets caused by the consolidation of APLUS.

In the fiscal year ended March 31, 2005, growth in both the institutional banking and the retail banking businesses led Shinsei to record higher non-consolidated gross business profit and net income than in the previous year. Shinsei's efforts to maintain fiscal discipline and net reversals of its reserves for credit losses, attributable to increased collections on and declines in its problem loan balance, among other reasons, led Shinsei to surpass in the fiscal year ended March 31, 2005, the net income target it set in its revitalization plan, while total expenses exceeded the target due to expansion of the retail business and the new business tax.

The table below compares Shinsei's results for the fiscal year ended March 31, 2005, to targets in its revitalization plan:

Table 12. Comparison of Targets and Results for Key Measures in the Revitalization Plan (Non-Consolidated)

	Billions of yen (except percentages)	
As of or for the fiscal year ended March 31, 2005	Target	Actual
Net income	¥66.0	¥68.0
Total expenses	66.6	68.8
Return on equity based on net business profit[1]	8.4%	7.2%

Note:
(1) Return on equity based on net business profit equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total shareholders' equity.

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu sorieki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The table below sets forth this supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2005 and 2004.

Table 13. Supplemental Measures (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2005	2004
Gross business profit (*gyomu sorieki*)[1]:		
Net interest income	¥ 54.8	¥ 57.7
Net fees and commissions[1]	41.0	37.5
Net trading income	22.1	2.1
Net other business income	5.7	14.0
Total gross business profit[1]	123.8	111.5
Total expenses	68.8	64.0
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	54.9	47.4
Other operating expenses, net[3]	(8.2)	(2.6)
Net operating income (*keijo rieki*)	46.6	44.8
Extraordinary income[4]	18.1	21.3
Income before income taxes	64.8	66.1
Current income taxes	(2.3)	(1.0)
Deferred income tax (benefit) expense	(0.8)	1.9
Net income	¥ 68.0	¥ 65.3

Notes:
(1) Includes income from monetary assets held in trust of ¥29.3 billion in the fiscal year ended March 31, 2005, and ¥25.8 billion in the fiscal year ended March 31, 2004, respectively.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Includes net credit recoveries and net gains (losses) on sales of equity securities, but excludes income from monetary assets held in trust.
(4) Extraordinary income in the fiscal years ended March 31, 2005 and 2004 consisted primarily of net reversals of the reserve for credit losses. While provision of reserve for credit losses is recorded in other operating income and expenses, net, if there is a net reversal of reserve for credit losses, that amount is recorded as extraordinary income.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

Reserve for Credit Losses

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans." We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our self-assessment manual to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and

legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is either written off or fully reserved because such portion is deemed unlikely to be collected. We write off, rather than reserve against, the entire unsecured, unguaranteed portion of these claims. Our specific reserve for claims against obligors in the possibly bankrupt category is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

The general reserve is provided for claims against normal obligors, as well as claims against caution obligors (including substandard obligors). The amount of the reserve is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. We calculate expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, we reserve against the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against caution obligors other than substandard obligors, or other caution obligors, and for the next year for claims against normal obligors. However, we have applied the discounted cash flow method in calculating the amount of general reserves we should establish for most of our claims against substandard obligors. In addition, in the fiscal year ended March 31, 2004, we changed our reserve policy for claims against normal obligors given ratings of 5A through 6C in our credit ratings system (described under "—Risk Policy and Management—Credit Risk Management"), based on the estimated amount of losses expected for the remaining terms of the claims. This change resulted in an additional ¥3.4 billion provision for the fiscal year ended March 31, 2004. We review our classification of obligors quarterly in principle, although every month we downgrade obligors whose financial condition has deteriorated based on the results of our self-assessment process. The reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating the specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other caution categories could be affected due to changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional losses on write-off or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimation were in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves, including a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, and a reserve for EIEI related losses. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

Valuation of Financial Instruments Measured at Fair Value

We have various types of financial instruments on our trading and banking books. Pursuant to Japanese GAAP, we record some of these financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

Available-for-Sale Securities

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of shareholders' equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt

investments in collateralized debt obligations as well as illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2005 and 2004, the total fair value of our available-for-sale securities were ¥1,182.5 billion and ¥1,305.5 billion, respectively, while net unrealized gains were ¥5.2 billion and ¥12.0 billion.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary. If the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2005, we recognized losses of ¥1.4 billion on debt and equity securities available for sale due to impairment. The loss of ¥1.4 billion for the fiscal year ended March 31, 2005 was due mainly to impairment in foreign securities and included impairment losses of ¥0.1 billion due to declines in fair value ranging from 30% to 50% of cost. For the fiscal year ended March 31, 2004, less than ¥0.1 billion in impairment losses were recorded.

Financial Assets and Liabilities Held for Trading Purpose

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. Those methodologies require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimations for interest rate and currency swaps to account for credit and liquidity risks.

As of March 31, 2005, the net fair value of our trading assets and liabilities was ¥99.4 billion and the net balance of revaluation gains on those assets and liabilities was ¥27.6 billion. This compared with a net fair value of ¥542.8 billion and a net balance of revaluation losses of ¥8.9 billion as of March 31, 2004. The fair value of securities held in our banking book for trading purposes was ¥48.5 billion and ¥72.9 billion as of March 31, 2005 and 2004, respectively. The fair value of other monetary claims purchased was ¥189.9 billion and ¥187.6 billion as of March 31, 2005 and 2004, respectively. The fair value of monetary assets held in trust was ¥218.2 billion and ¥230.7 billion as of March 31, 2005 and 2004.

Credit Trading Activities

We are engaged in credit-trading activities in Japan and foreign countries, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different

estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2005 and 2004, balances related to credit trading of ¥197.0 billion and ¥163.4 billion, respectively, were included in monetary assets held in trust for trading purpose and ¥120.3 billion and ¥136.9 billion, respectively, were included in other monetary claims purchased for trading purpose. As of March 31, 2005 and 2004, net unrealized losses recorded in those accounts were ¥3.8 billion and ¥3.7 billion, respectively.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "taxable income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future taxable income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future taxable income, reasonably estimated, for up to the next five years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant deficiency in the company's ability to earn taxable income in the future.

Since we have recorded taxable income during recent fiscal years, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five years if we could have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future taxable income and other possible sources of realization of deferred tax assets, and have concluded that it would be appropriate to record deferred tax assets that are realizable only in the following year. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual taxable income amount for the fiscal year ending March 31, 2006 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2005 and 2004 our balance of net deferred tax assets was ¥4.3 billion and ¥22.8 billion, respectively. The amount of net deferred tax assets was equal to 0.9% of our Tier I capital as of March 31, 2005 and 3.2% of our Tier I capital as of March 31, 2004. If we had concluded that we could reasonably estimate taxable income for the next five years, as of March 31, 2005, the balance of net deferred tax assets could have been significantly higher.

Reserve for Retirement Benefits

Shinsei has a non-contributory defined benefit pension plan and certain of its Japanese subsidiaries have unfunded severance indemnity plans. In addition, APLUS and Showa Leasing both have non-contributory defined benefit pension plans and unfunded severance indemnity plans. Together, these plans cover most of our regular employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

Expected Rate of Return on Plan Assets

Shinsei and its consolidated subsidiaries determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. For the fiscal year ended March 31, 2005, the expected rate of return was between 2.2% and 3.5%.

Discount Rate

Shinsei and its consolidated subsidiaries have selected the interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 18 years on average and the risk-free rate for a period of 18 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could

change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. For the fiscal years ended March 31, 2005, the discount rate was between 2.0% and 2.2%. Had the discount rate decreased 0.5 percentage points, net periodic pension cost for the fiscal year ended March 31, 2005 would not have increased materially.

Hedge Accounting

We follow guidelines issued by the JICPA regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized.

Until the end of the fiscal year ended March 31, 2003, we principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA ("Report No. 24"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under our risk control policies. Effective April 1, 2003, we adopted portfolio hedging in accordance with the Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group.

Prior to April 1, 2003, we accounted for fund swap and certain currency swap transactions on an accrual basis. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange contracts bought or sold with regard to the corresponding fund borrowing or lending. Such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold. Effective April 1, 2003, these swap transactions are accounted for using deferral hedge accounting by fully applying Industry Audit Committee Report No. 25 of the JICPA. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

For the fiscal years ended March 31, 2005 and 2004, net unrealized gains and losses on hedging instruments which were deferred and recorded as assets or liabilities amounted to ¥1.2 billion (liabilities, net) and ¥12.0 billion (assets, net), respectively.

Impairment of Long-Lived Assets

In August 2002, the Business Accounting Deliberation Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan ("ASBJ") issued ASB Guideline No.6, "Guidance for Accounting Standards for Impairment of Fixed Assets." The standard requires a company to evaluate its long-lived assets for impairment if certain indicators arise. Impairment losses on an individual asset or a group of assets establish a new cost basis for the assets. We adopted this new standard as of March 31, 2004, ahead of the date by which adoption was required, We evaluated our long-lived assets for impairment, using our best estimates based on reasonable and supportable assumptions and projections. We recorded no impairment losses on long-lived assets for the fiscal year ended March 31, 2004 or 2005 as a result of the application of this new accounting standard and the related implementation guidance.

Business Combinations

For consolidated financial statements purposes, assets and liabilities of acquired subsidiaries are recorded primarily on the basis of their estimated fair values at the date of the acquisition. See "—Recently Issued Accounting Pronouncements" below for further discussion of the treatment of accounting for business combinations.

We acquired a controlling interest in APLUS and Showa Leasing on September 29, 2004 and March 23, 2005 respectively. In connection with the consolidation of APLUS and Showa Leasing, we recognized the assets (including acquired goodwill and intangible assets) and liabilities of

the subsidiaries primarily at their fair values. We used quoted market prices in active markets as the best evidence of fair value, where available. If quoted market prices were not available, the estimate of fair value was based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. We adopted the following methodologies based on the nature of the assets and liabilities being valued and the availability of information:

- market approach: market transactions involving the sale of comparable assets;
- income approach: present value of earnings attributable to the asset; and
- cost approach: reproduction or replacement costs adjusted for depreciation and obsolescence.

As a result of fair value recognition, reserves for credit losses were offset with the corresponding loans or other assets.

We also recognized certain intangible assets in connection with the acquisition of the subsidiaries because they arose from contractual or other legal rights, or were separable. The excess of our purchase price over the fair value of the net assets acquired, including intangible assets, was recorded as acquired goodwill.

Additional information about this policy can be found in Note 2 to the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

Standards for Business Combinations

In October 2003, the Business Accounting Deliberation Council issued a new comprehensive accounting standard for business combinations, "Accounting Standards for Business Combinations," which will be effective from the fiscal year starting after March 31, 2006. The new accounting standard requires business combinations to be accounted for primarily by the purchase method and permits certain limited business combinations to be accounted for by the pooling-of-interest method. Under the standard, the cost of an acquired entity in a stock transaction will be determined based on the quoted market price of the equity securities for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. An acquiring entity may allocate a portion of the cost of an acquired entity to the identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at date of the acquisition. Identifiable intangible assets are permitted to be recognized regardless of whether they had been recorded in the financial statements of the acquired entity. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed will be recognized as acquired goodwill. This new standard will be applied prospectively.

Financial Condition

Total Assets

As of March 31, 2005, we had consolidated total assets of ¥8,576.3 billion. This represented a 35.2% increase from ¥6,343.7 billion as of March 31, 2004. The increase was principally attributable to our acquisition of APLUS and Showa Leasing, which resulted in significant increases in other assets, acquired goodwill and intangible assets and customers' liabilities for acceptances and guarantees.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of September 30, 2004 as a result of our acquisition of APLUS. As the capital injection made in February 2005 was considered to be the second step in a step acquisition, the fair value of APLUS's assets and liabilities, including intangible assets and acquired goodwill, was updated and set forth as follows.

Table 14. Fair Value of Assets and Liabilities—APLUS

	Billions of yen
Cash and due from banks	¥168.8
Monetary assets held in trust	64.1
Securities	10.8
Loans	122.9
Other assets (including ¥178.7 billion of installment receivables and ¥70.9 billion of intangible assets)	330.3
Premises and equipment	14.7
Customers' liabilities for guarantees	1,200.7
Total assets acquired, excluding acquired goodwill (A)	1,912.4
Commercial paper	(11.0)
Borrowed money	(577.2)
Other liabilities	(241.2)
Deferred tax liabilities, net	(18.6)
Guarantees	(1,200.7)
Total liabilities assumed (B)	(2,048.9)
Net asset fair value before capital injection (A)-(B)=(C)	(136.4)
Capital injection (D)	241.0
Net asset fair value after capital injection (D)-(C)	104.5
Minority interest (Class D)	(49.5)
Minority interest (Class E)	(0.1)
Net asset fair value attributable to Shinsei	54.8
Purchase price	253.5
Acquired goodwill	198.6
Acquired goodwill amortization (second half of fiscal 2004)	(4.9)
Acquired goodwill outstanding as of March 31, 2005	¥193.6

The following table summarizes the fair value of the assets acquired and liabilities assumed as of March 31, 2005 as a result of our acquisition of Showa Leasing.

Table 15. Fair Value of Assets and Liabilities—Showa Leasing

	Billions of yen
Cash and due from banks	¥1.9
Securities	11.5
Loans and bills discounted	0.7
Other assets (including ¥132.1 billion of installment receivables and ¥10.1 billion of intangible assets)	223.4
Premises and equipment	313.4
Total assets acquired, excluding acquired goodwill	551.1
Acquired goodwill	51.2
Total assets acquired	602.4
Commercial paper	(6.0)
Borrowed money	(458.8)
Other liabilities	(52.4)
Reserve for retirement benefit	(2.1)
Deferred tax liabilities	(6.1)
Total liabilities assumed	(525.5)
Minority interest	(0.9)
Net assets acquired (Total purchased price)	75.9

Securities

The following table sets forth the composition of our consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2005. As reflected below, most of the securities in these categories are Japanese government bonds and Japanese corporate bonds, a substantial majority of which will mature during the next five years.

Table 16. Securities by Maturity (Consolidated)

	Billions of yen							
	As of March 31, 2005							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥225.5	¥321.8	¥ —	¥ —	¥ 5.1	¥35.1	¥ —	¥ 587.8
Japanese local government bonds	147.8	3.8	0.0	—	0.0	—	—	151.6
Japanese corporate bonds	257.5	217.1	53.2	1.8	0.0	—	—	529.8
Japanese equity securities	—	—	—	—	—	—	24.9	24.9
Foreign bonds and other	6.2	19.5	46.9	9.0	19.3	6.2	4.9	112.4
Total securities	¥637.1	¥562.3	¥100.2	¥10.9	¥24.5	¥41.4	¥29.8	¥1,406.5

Loan Portfolio

As of March 31, 2005, we had ¥3,430.4 billion in loans and bills discounted. This represented 40.0% of total consolidated assets and a 12.6% increase from the ¥3,047.0 billion of loans and bills discounted as of March 31, 2004.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of the ¥770.3 billion in loans to the finance and insurance industry, ¥170.7 billion consisted of loans to public sector financial institutions or government-related institutions. In addition, a majority of loans to the real estate industry as of March 31, 2005 consisted of non-recourse, project finance loans. Compared to March 31, 2004, loans to the real estate industry increased by ¥190.7 billion, 54.6% of which is attributable to the increase in non-recourse financing. Loans to others, which increased by ¥314.4 billion or 98.9% in the fiscal year ended march 31, 2005, include mortgage loans from Shinsei and other loans to individuals mainly from APLUS. Loans to transportation increased by ¥109.6 billion, to ¥427.4 billion as of March 31, 2005 due to the increase of loans to public sector financial institutions.

Table 17. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
As of March 31	2005		2004	
Domestic offices (excluding Japan offshore market accounts):				
Manufacturing	**¥ 193.9**	**5.7%**	¥ 261.5	8.7%
Mining	**1.9**	**0.1**	3.7	0.1
Construction	**23.9**	**0.7**	25.8	0.9
Electric power, gas, heat supply and water supply	**120.5**	**3.6**	169.4	5.7
Information and communications	**21.3**	**0.6**	37.9	1.3
Transportation	**427.4**	**12.6**	317.7	10.6
Wholesale and retail	**59.7**	**1.8**	70.0	2.3
Finance and insurance	**770.3**	**22.7**	873.4	29.1
Real estate	**852.5**	**25.1**	661.8	22.1
Services	**149.4**	**4.4**	146.9	4.9
Local government	**139.8**	**4.1**	111.1	3.7
Others	**632.3**	**18.6**	318.0	10.6
Total domestic (A)	**¥3,393.4**	**100.0%**	¥2,997.7	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	**¥ —**	**—%**	¥ —	—%
Financial institutions	**—**	**—**	—	—
Others	**36.7**	**100.0**	49.2	100.0
Total overseas (B)	**¥ 36.7**	**100.0%**	¥ 49.2	100.0%
Total (A+B)	**¥3,430.4**		¥3,047.0	

Loan Maturity

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2005, fixed-interest rate loans increased as well as variable-interest rate loans increased.

Table 18. Loan Maturity (Non-Consolidated)

	Billions of yen	
As of March 31	2005	2004
Fixed-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**209.9**	219.6
Over three years to five years	**124.9**	155.2
Over five years to seven years	**207.2**	105.4
Over seven years	**545.6**	441.3
Indefinite term	**32.4**	51.8
Variable-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**562.2**	467.8
Over three years to five years	**335.9**	313.5
Over five years to seven years	**125.5**	51.3
Over seven years	**70.3**	84.2
Indefinite term	**35.3**	58.7
Total loans:		
One year or less	**¥1,193.9**	¥1,268.4
Over one year to three years	**772.1**	687.4
Over three years to five years	**460.9**	468.7
Over five years to seven years	**332.8**	156.8
Over seven years	**616.0**	525.6
Indefinite term	**67.7**	110.6
Total loans	**¥3,443.7**	¥3,217.8

Note:
(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Disposal of Problem Loans

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. For a discussion of our process of categorizing obligors, see "Risk Policy and Management—Credit Risk Management." Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate:

Table 19. Comparison of Categories of Obligors, Claims Under the Financial Revitalization Law and Risk Monitored Loans

Obligor type	Claims under the Financial Revitalization Law	Risk-monitored loans
Legally bankrupt	**Claims against bankrupt and quasi-bankrupt obligors**	**Loans to bankrupt obligors**
Virtually bankrupt		**Non-accrual delinquent loans**
Possibly bankrupt	**Doubtful claims**	
(Substandard)	**Substandard claims**	**Loans past due for three months or more**
		Restructured loans
	(Other claims against substandard obligors)	
Caution	**Normal claims**	
Normal		

Notes:
(1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. We have gone well beyond the FSA's requirements for employing the discounted cash flow method, applying it to our claims against substandard obligors and possibly bankrupt obligors, in each case by principal amount.

The following tables and discussion on our asset quality are on a non-consolidated basis unless specified otherwise.

Self-Assessment Guidelines and Reserve Policies

Table 20.

Definition of Obligor Classifications

Obligor classification	Definition
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for more than three months or restructured loans. Claims against caution obligors that are not substandard claims are sometimes referred to as "other claims against caution obligors" (*sonota youchui-saki*).
Normal (*seijo-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Table 21.

Definitions of Claims Classified Under the Financial Revitalization Law

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijo saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Table 22.

Definitions of Categories of Risk-Monitored Loans

Category	Definition
Loans to bankrupt obligors (*hatan-saki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (*entai-saki saiken*)	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Table 23.

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of non-performing claims as disclosed pursuant to the Financial Revitalization Law decreased ¥45.5 billion, or 46.8%, to ¥51.7 billion, between March 31, 2004 and 2005. During the fiscal year ended March 31, 2005, all three categories of non-performing claims decreased significantly: claims against bankrupt and quasi-bankrupt obligors decreased 71.8% to ¥3.1 billion, doubtful claims decreased 38.8% to ¥42.1 billion, and substandard claims decreased 62.5% to ¥6.4 billion. As a result of these dramatic reductions, the ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2005 decreased to 1.4%, as compared to 2.8% as of March 31, 2004.

Shinsei's other claims against caution obligors (*sono ta youchui-saki*) totaled ¥71.9 billion as of March 31, 2005, a 43.5% decrease from the ¥127.2 billion as of March 31, 2004. These claims represented 2.0% of total non-consolidated claims as of March 31, 2005, down from 3.6% as of March 31, 2004.

The reductions we have achieved are attributable to the following remedial processes to identify, manage and resolve problem loans effectively:

- first, we rigorously apply our ratings and self-assessment procedures to label each obligor and loan consistently and accurately;
- second, for obligors with relatively low credit quality, particularly those whose financial situation is unstable, we commence early remedial consultation and action, including collections and sale of collateral. We closely review various options, including company restructuring and securitization, which can improve or reduce credit risk, before deciding on a final course of action; and
- third, we assign obligors rated as caution obligors or lower to an independent division within Shinsei that specializes in managing the claims of such obligors. We tailor action plans for each obligor based on its particular circumstances and with sensitivity to its particular problems.

The table below shows the reduction in the balance of our non-performing loans on a non-consolidated basis:

Table 24. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2005	2004
Claims against bankrupt and quasi-bankrupt obligors	**¥ 3.1**	¥ 11.1
Doubtful claims	**42.1**	68.8
Substandard claims	**6.4**	17.2
Total claims disclosed under the Financial Revitalization Law[1]	**51.7**	97.3
Normal claims and claims against caution obligors excluding substandard claims	**3,569.3**	3,403.8
Total claims	**¥3,621.0**	¥3,501.1
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**1.4%**	2.8%

Note:
(1) Total claims disclosed under the Financial Revitalization Law includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of March 2005, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 94.6% for doubtful claims and 89.5% for substandard claims. For all claims classified under the law, the coverage ratio was 94.3%. The slight decrease in coverage ratio is mainly due to resolution of all remaining items under our cancellation right during the fiscal year ended March 31, 2005.

Shinsei directly writes off, rather than reserving, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2004, ¥5.9 billion and ¥9.3 billion, respectively, of such claims were written off on a non-consolidated basis.

Table 25. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees[1]	Total	Coverage ratio
As of March 31, 2005:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 3.1**	**¥ —**	**¥ 3.1**	**¥ 3.1**	**100.0%**
Doubtful claims	**42.1**	**30.3**	**9.5**	**39.8**	**94.6**
Substandard claims	**6.4**	**2.7**	**3.0**	**5.8**	**89.5**
Total	**¥ 51.7**	**¥33.0**	**¥ 15.7**	**¥ 48.8**	**94.3%**
As of March 31, 2004:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 11.1	¥ 6.0	¥ 5.1	¥ 11.1	100.0%
Doubtful claims	68.8	44.4	23.4	67.9	98.6
Substandard claims	17.2	7.0	10.2	17.2	100.0
Total	¥ 97.3	¥57.4	¥ 38.8	¥ 96.3	99.0%

Note:
(1) Collateral and guarantees as of March 31, 2004 includes part of the unreserved portion of claims that have become eligible to be sold back to the DIC pursuant to our cancellation right. As of March 31, 2005, there are no unresolved disputes with the DIC related to loan assets. For a discussion of our cancellation right, see "—Overview—Significant Transactions—Reduction in Non-Performing Claims and Expiration of Cancellation Right to the DIC."

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and, prior to the third anniversary of the closing date of the acquisition of LTCB, the return of loans to the DIC pursuant to the cancellation right regarding loan-related assets held by our predecessor, provided by the DIC in connection with the acquisition of our common shares by New LTCB Partners, C.V. in March 2000. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Table 26. Reduction of Problem Claims as Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2005	2004
Write-off/forgiveness	**¥ 2.7**	¥ 13.8
Sale	**8.3**	26.5
Transferred to the DIC via exercise of cancellation right	**2.3**	64.1
Collections, net	**32.0**	31.3
Total	**¥45.5**	¥135.8

In the fiscal year ended March 31, 2005, Shinsei disposed of ¥45.5 billion in non-performing claims. Of the total decline, 70.3% or ¥32.0 billion was attributable to collections or improvement of obligor's credit.

Changes in the Amount of Problem Claims

The table below sets forth Shinsei's experience since March 31, 2003 with the removal of problem claims and the emergence of new claims over recent periods on a non-consolidated basis:

Table 27. Changes in the Amount of Problem Claims (Non-Consolidated)

	Billions of yen			
As of March 31	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2003	¥ 98.4	¥ 99.0	¥ 35.7	¥ 233.2
Claims newly added April 1 to March 31, 2004	8.4	7.9	1.7	18.1
Claims removed April 1 to March 31, 2004	(84.0)	(40.3)	(29.5)	(154.0)
Claims migrating between classifications April 1 to March 31, 2004	(5.4)	2.2	3.2	—
Net change	(81.1)	(30.1)	(24.5)	(135.8)
Balance of problem claims as of March 31, 2004	¥ 17.2	¥ 68.8	¥ 11.1	¥ 97.3
Claims newly added April 1 to March 31, 2005	**0.0**	**6.5**	**0.9**	**7.5**
Claims removed April 1 to March 31, 2005	**(10.2)**	**(32.2)**	**(10.5)**	**(53.0)**
Claims migrating between classifications April 1 to March 31, 2005	**(0.5)**	**(1.0)**	**1.6**	**—**
Net change	**(10.7)**	**(26.7)**	**(8.0)**	**(45.5)**
Balance of problem claims as of March 31, 2005	**¥ 6.4**	**¥ 42.1**	**¥ 3.1**	**¥ 51.7**

For the fiscal year ended March 31, 2005, only ¥7.5 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥53.0 billion of claims in these categories during the same period. The ¥32.2 billion in doubtful claims removed during the fiscal year ended March 31, 2005 was principally attributable to collections, as well as sales to third parties other than the DIC.

For the fiscal year ended March 31, 2004, only ¥18.1 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥154.0 billion of claims in these categories during the same period. The ¥84.0 billion in substandard claims removed during the fiscal year ended March 31, 2004 was principally attributable to recoveries from obligors through such means as assisting them with restructuring, as well as sales to third parties other than the DIC. Most of the ¥69.9 billion of doubtful claims and claims against bankrupt and quasi-bankrupt obligors that we removed were through the DIC accepting claims under the cancellation right.

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 28. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2005	2004
General reserve for loan losses	**¥ 56.1**	¥ 61.7
Specific reserve for loan losses	**35.7**	54.3
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**91.9**	116.1
Specific reserve for other credit losses	**32.5**	61.7
Total reserve for credit losses	**¥ 124.4**	¥ 177.9
Total claims[1]	**¥3,621.0**	¥3,501.1
Ratio of total reserve for loan losses to total claims	**2.5%**	3.3%
Ratio of total reserves for credit losses to total claims	**3.4%**	5.1%

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Effective March 31, 2003, Shinsei applied the discounted cash flow method in calculating the loan loss reserve amounts for most of its claims against obligors categorized as possibly bankrupt or substandard under its self-assessment guidelines. This entails reserving the difference between the cash flow out of which principal and interest will be paid, discounted by the originally contracted interest rate on the claim, and the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, Shinsei set aside as reserves the product of the estimated loss ratios on the claims and either the balance of the claims, in the case of claims against substandard obligors, or the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

In the fiscal year ended March 31, 2005, Shinsei applied the discounted cash flow method to 84.8% of its claims against possibly bankrupt obligors and 64.4% of its claims against substandard obligors, in each case by principal amount. In the fiscal year ended March 31, 2005, we reversed a portion of our reserves for other credit losses due to our resolution of all claims under our previous cancellation right with the DIC. The remaining reserve for other credit losses consists primarily of a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans and a reserve for EIEI related losses.

For a discussion of our reserve policies, see "Critical Accounting Policies—Reserve for Credit Losses."

Risk-Monitored Loans

We had ¥80.0 billion in consolidated risk-monitored loans as of March 31, 2005. As was the case regarding total non-performing claims as disclosed under the Financial Revitalization Law, this figure represented a significant decrease, 15.7%, from the balance as of March 31, 2004. While restructured loans increased primarily due to the consolidation of APLUS, non-accrual delinquent loans decreased by ¥26.6 billion or 34.4%.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 29. Risk-Monitored Loans (Consolidated)

As of March 31	Billions of yen (except percentages) 2005	2004
Loans and bills discounted	**¥3,430.4**	¥3,047.0
Loans to bankrupt obligors (A)	**2.6**	7.9
Non-accrual delinquent loans (B)	**48.1**	69.5
Total (A)+(B)	**¥ 50.8**	¥ 77.4
Ratio to total loans and bills discounted (%)	**1.5%**	2.5%
Loans past due for three months or more (C)	**¥ 5.5**	¥ 8.2
Restructured loans (D)	**23.6**	9.2
Total risk-monitored loans (A)+(B)+(C)+(D)	**80.0**	94.9
Ratio to total loans and bills discounted (%)	**2.3%**	3.1%
Reserve for credit losses	**¥ 149.7**	¥ 177.9

Table 30. Risk-Monitored Loans (Non-Consolidated)

As of March 31	Billions of yen (except percentages) 2005	2004
Loans and bills discounted	**¥3,443.7**	¥3,217.8
Loans to bankrupt obligors (A)	**2.3**	7.5
Non-accrual delinquent loans (B)	**41.2**	68.6
Total (A)+(B)	**¥ 43.5**	¥ 76.1
Ratio to total loans and bills discounted (%)	**1.3%**	2.4%
Loans past due for three months or more (C)	**¥ 3.1**	¥ 8.2
Restructured loans (D)	**3.3**	9.0
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 50.0**	¥ 93.4
Ratio to total loans and bills discounted (%)	**1.5%**	2.9%
Reserve for credit losses	**¥ 124.4**	¥ 177.9

Other assets on our consolidated balance sheet as of March 31, 2005 also include ¥1.4 billion of installment receivables to bankrupt obligors, ¥4.2 billion of non-accrual delinquent installment receivables, ¥1.0 billion of past due for three months or more installment receivables, and ¥18.2 billion of restructured installment receivables, which are not included in our balance of consolidated risk monitored loans as of that date.

Funding and Liquidity

Funding and Liquidity Management

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB relied heavily on domestic debentures for funding. Over the past four years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our

retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years after the conversion. Our long-term funding strategy, however, is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

The table below shows changes in the proportion of our overall funding represented by funds raised from debentures and deposits in our retail and institutional banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, our retail deposits have become an increasingly important source of funding.

Table 31. Diversification by Funding Type (Consolidated)

	Billions of yen			
Fiscal year ended March 31	2005	2004	2003	2002
Retail deposits	**¥2,300.4**	¥1,591.5	¥1,492.1	¥ 880.8
Retail debentures	**559.3**	645.2	701.5	990.8
Institutional funding	**1,924.0**	1,886.3	2,296.7	3,175.3
Collateralized loan obligation	**255.0**	255.2	300.2	175.0

We take a conservative approach in managing our liquidity gap positions. The table below shows a maturity profile for our non-consolidated yen-demonstrated assets and liabilities as of March 31, 2005 on a cash settlement basis. As this table shows, we have strived to minimize our liquidity risk by maintaining conservative net gap positions.

Table 32. Contractual Maturity Gap Profile (Non-Consolidated)

	Billions of yen		
As of March 31, 2005	Assets	Liabilities[1]	Net gap
Less than one year	¥2,701.6	¥(1,860.0)	¥ 841.6
One year or more, but less than two years	1,115.8	(1,398.8)	(283.0)
Two years or more, but less than three years	974.8	(733.0)	241.8
Three year or more, but less than four years	346.5	(230.9)	115.6
Four years or more, but less than five years	347.0	(752.3)	(405.3)
Five years or more	804.5	(1,283.0)	(478.5)

Note:
(1) Liability balances include debentures, deposits, senior and subordinated debt, collateralized loan obligations, overnight funding and shareholders' equity.

Deposits

As of March 31, 2005, we had deposits, including negotiable certificates of deposit, of ¥3,452.8 billion, which constituted 44.6% of total liabilities and represented a 26.3% increase compared with March 31, 2004. In particular, retail deposits increased ¥708.8 billion in the fiscal year ended March 31, 2005, reflecting both the successful implementation of our strategy to place greater emphasis on deposits in funding, as well as the continued growth of our retail banking business.

Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and individual customers. Although most of our deposits remained denominated in yen, the foreign currency deposits of our retail customers grew from ¥200.3 billion as of March 31, 2004 to ¥250.5 billion as of March 31, 2005.

As of March 31, 2005, ¥1,785.8 billion of our total deposits consisted of time deposits. The following table sets forth the composition of the time deposits, all of which paid fixed interest rates, in the fiscal years ended March 31, 2005 and 2004.

Table 33. Time Deposits by Maturity (Consolidated)

	Billions of yen	
As of March 31	2005	2004
Less than three months[1]	**¥ 268.5**	¥ 227.0
Three months or more, but less than six months	**165.9**	120.3
Six months or more, but less than one year	**104.7**	148.1
One year or more, but less than two years	**334.0**	27.2
Two years or more, but less than three years	**315.3**	323.7
Three years or more	**597.1**	334.0
Total	**¥1,785.8**	¥1,180.6

Note:
(1) Less than three months includes time deposits that have matured but not yet been paid.

Debentures

As of March 31, 2005, we had ¥1242.6 billion in debentures outstanding. This represented 16.1% of our consolidated total liabilities and constituted a decline of 8.5% from March 31, 2004. Debentures are issued with terms of one, two, three or five years.

As of March 31, 2005, scheduled repayments of debentures over the periods indicated below were as follows:

Table 34. Maturity Schedule of Debentures (Consolidated)

Fiscal year ending March 31	Billions of yen
2006	¥ 343.7
2007	397.3
2008	152.0
2009	178.6
2010 and thereafter	170.9
Total debentures	¥1,242.6

While we will continue to issue debentures which permit us to minimize funding costs, we will also continue to diversify our funding sources by raising funds through other means, such as deposits.

Other

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transfer to a master trust. As of March 31, 2005, there were ¥255.0 billion in Class A certificates securing notes issued to third-party investors. We intend to continue to use securitization, particularly our collateralized loan obligation program, as one component of our diversified funding strategy. See "—Off-Balance Sheet Arrangements—Collateralized Loan Obligation Program."

We also have established a medium-term note program, under which we can issue up to U.S. $5.0 billion in notes of varying terms. As of March 31, 2005, there were ¥15.4 billion of notes outstanding under the program.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below:

Table 35. Shinsei's Credit Ratings as of April 2005

Rating agency	Long-term	Short-term
Fitch Ratings Ltd.	BBB	F2
Japan Credit Rating Agency Ltd. (JCR)	A-	—
Moody's Investors Service	Baa1 (Deposits, Senior debt)	P-2
Rating and Investment Information, Inc. (R&I)	A-	—
Standard & Poor's (S&P)	BBB+	A-2

Shinsei received credit ratings upgrades from S&P and R&I in the fiscal year ended March 31, 2005. We believe these upgrades will reduce our funding costs and facilitate our liquidity risk management.

Asset and Liability Management (ALM)

Our ALM Committee is responsible for asset and liability management. In particular, the committee is responsible for reviewing and approving liquidity and interest rate risk policies and limits. Our president is the chair of the committee. Other members include group heads and general managers of divisions whose operations are closely related to balance sheet management. Our president retains final decision-making authority over policy relating to asset and liability management.

Interest Rate Risk Methodology

We take an integrated approach to manage interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the basis point value, or bpv, method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses. We manage our assets and liabilities, including the mixture of fixed and variable-rate assets and liabilities, accordingly.

Bpv Method

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the value of our on-balance sheet and off-balance sheet items for the maturities shown when interest rates move 10 basis points.

Table 36. Impact of a 10 Basis Point Movement on Fair Market Value (Non-Consolidated)

	Billions of yen					
As of March 31, 2005	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	¥0.0	¥(0.0)	¥0.0	¥(0.9)	¥ 1.2	¥ 0.2
Off-balance sheet	0.0	(0.0)	0.0	0.1	0.5	0.5
Total	¥0.0	¥(0.1)	¥0.0	¥(0.8)	¥ 1.7	¥ 0.8

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value. Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Contractual Cash Obligations

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2005 and 2004:

Table 37. Contractual Cash Obligations (Consolidated)

	Billions of yen		
Payments due by period as of March 31, 2005	One year or less	Over one year	Total
Borrowed money	**¥502.5**	**¥657.7**	**¥1,160.2**
Capital lease obligations	**0.7**	**1.8**	**2.5**
Total	**¥503.2**	**¥659.5**	**¥1,162.8**

	Billions of yen		
Payments due by period as of March 31, 2004	One year or less	Over one year	Total
Borrowed money	¥110.1	¥224.3	¥334.4
Capital lease obligations	0.0	0.1	0.1
Total	¥110.1	¥224.4	¥334.6

Taxation

Tax Loss Carryforwards

Our tax loss carryforwards principally have resulted from the realization of credit losses for tax purposes. As of March 31, 2005, Shinsei had ¥423.4 billion in tax loss carryforwards. Tax reforms implemented in fiscal 2004 extended the period of tax loss carryforwards from 5 years to 7 years. As this extension was applied retroactively for the three previous tax years, the expiry dates for our tax loss carryforwards generated in fiscal year ending March 31, 2002 and 2003 have been extended to March 31, 2009 and 2010 respectively. We believe this amendment is beneficial for us as it provides more time to utilize these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards related to corporation tax and their expiration dates:

Table 38. Schedule of Tax Loss Carryforwards (Non-Consolidated)

	Billions of yen	
Year tax loss carryforward generated	Amount	Date of expiry
Fiscal year ended March 31, 2001	¥205.2	March 31, 2006
Fiscal year ended March 31, 2002	63.0	March 31, 2009
Fiscal year ended March 31, 2003	155.1	March 31, 2010
Total	¥423.4	

In addition, other important tax loss carryforwards of major subsidiaries are as follows:

	Billions of yen	
Year tax loss carryforward generated	Amount	Date of expiry
APLUS		
Fiscal year ended March 31, 2005	¥157.7	March 31, 2012
Showa Leasing		
Fiscal year ended March 31, 2005	¥42.5	March 31, 2012

Shinsei cannot add the tax loss carryforwards of APLUS and Showa Leasing to its own tax loss carryforwards because, as less than wholly-owned subsidiaries, they are not included in Shinsei's consolidated corporate-tax system.

In the event that the relevant entity generates less taxable income in a given fiscal year than the loss carryforward that will expire at year-end, we will lose the benefit of the unused portion of the expiring loss carryforward.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guidelines. See "Critical Accounting Polices—Valuation of Deferred Tax Assets."

Changes in Japanese Tax Law

A new nationwide business tax on corporations with shareholders' equity of more than ¥100 million was introduced in April 2004. The new tax is calculated based on paid-in capital, pre-tax profit, personnel expenses, net interest expense, and net office rent. This tax is categorized as a part of general and administrative expenses as it is not based on income. Corporations, including ourselves, cannot offset it against any tax loss carryforwards. Our annual general and administrative expenses in the fiscal year ended March 31, 2005 increased by ¥1.1 billion as a result of the introduction of this new tax.

We have applied to file our tax returns under the recently adopted consolidated corporate-tax system since the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries.

Capital Resources and Adequacy

Table 39. Shareholders' Equity

The following table sets forth a summary of our shareholders' equity on a consolidated basis as of March 31, 2005 and 2004:

	Millions of yen (except percentages)	
As of March 31	2005	2004
Common stock	**¥180,853**	¥180,853
Preferred stock	**270,443**	270,443
Capital surplus	**18,558**	18,558
Retained earnings	**311,039**	250,737
Net unrealized gains on securities, net of taxes	**3,043**	7,154
Foreign currency translation adjustments	**2,738**	2,255
Treasury stock, at cost	**(9)**	(1)
Total shareholders' equity	**¥786,667**	¥730,000
Ratio of total shareholders' equity to total assets	**9.2%**	11.5%

The primary reason for recent increases in our shareholders' equity has been increases in retained earnings due to our profitable operations. Shareholders' equity is also adjusted for net unrealized gains on securities available-for-sale, net of taxes. Shareholders' equity as of March 31, 2005 increased by ¥56.6 billion, or 7.8%, as compared to March 31, 2004 due primarily to an increase of ¥60.3 billion in retained earnings, offset in part by a ¥4.1 billion decrease in net unrealized gains on securities, net of taxes, that was mainly attributable to the impact of increasing interest rates on the market value of our portfolio of Japanese government bonds.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basle Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital ratios and manage our operations in light of the capital ratio requirements.

Our capital adequacy ratio as of March 31, 2005 was 11.78%, compared with 21.13% as of March 31, 2004. While Tier II capital increased, due to a new subordinated bond issued by Shinsei and perpetual preferred stock issued by APLUS, Tier I capital decreased, due to acquired goodwill and intangible assets recognized through the acquisitions of APLUS and Showa Leasing, as well as through the increase in risk assets resulting from the acquisitions. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 16.15% as of March 31, 2004 to 7.00% as of March 31, 2005. The amount of our net deferred tax assets represented 0.9% of our Tier I capital as of March 31, 2005, and 3.2% of our Tier I capital as of March 31, 2004.

Table 40. Consolidated Capital Ratios

As of March 31	Billions of yen (except percentages) 2005	2004
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Acquired goodwill and intangible assets	**(321.2)**	—
Total Tier I (A)	**463.0**	720.3
Supplementary items (Tier II):		
General reserve for loan losses	**41.3**	27.8
Perpetual preferred stocks	**49.5**	—
Perpetual subordinated debt and bonds	**196.8**	196.7
Non-perpetual subordinated debt and bonds	**51.0**	2.2
Total	**¥ 297.3**	¥ 226.8
Amount eligible for inclusion in capital (B)	**¥ 297.3**	¥ 226.8
Deduction (C)	**22.8**	4.9
Total capital (D) [(A) + (B) – (C)]	**¥ 778.9**	¥ 942.2
Risk assets:		
On-balance sheet items	**¥4,624.6**	¥3,675.0
Off-balance sheet items	**1,986.2**	783.7
Total (E)	**¥6,611.0**	¥4,458.7
Consolidated capital adequacy ratio (D) / (E) (%)	**11.78%**	21.13%
Consolidated Tier I capital ratio (A) / (E) (%)	**7.0**	16.15

Composition of Tier I Capital

Common stock and retained earnings. In conjunction with the sale of our common shares by the DIC to New LTCB Partners, the DIC contributed funds to offset the existing deficit in the accounts of LTCB and new shares of common stock were acquired by New LTCB Partners. Following this recapitalization, our shareholders' equity includes common stock in the amount of ¥180.8 billion. As a result of our recording net income in each of the past five fiscal years, retained earnings have grown to ¥311.0 billion as of March 31, 2005.

Preferred stock. Shinsei has issued two classes of preferred stock. All shares of Class A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of the sale of LTCB's common shares to the private investors in March 2000, a portion of the Class A preferred shares was redeemed without any consideration paid and cancelled. The DIC continues to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class B preferred stock to the RCC.

As holders of our preferred shares, the DIC and the RCC are entitled to receive annual dividends and distributions of residual assets of Shinsei as set out below in priority to holders of common shares but *pari passu* among themselves:

Table 41. Dividends and Distribution Amounts on Shares of Preferred Stock

Class of preferred shares	Yen per share: Amount of annual dividend	Amount of distribution of residual assets
Class A preferred shares	¥13.00	¥1,300
Class B preferred shares	4.84	400

Shinsei may pay up to one-half of the annual dividend payable on each class of preferred shares as an interim dividend. Dividends on the preferred shares are not cumulative. As long as the preferred dividend is paid, holders of preferred shares are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, preferred shares vote on a one-to-one basis with common shares on all matters.

On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The conversion prices for the Class A and Class B preferred shares described below

reflect adjustments made due to the reverse stock split.

The Class A preferred shares are convertible into common shares at the option of the holder at a conversion price of ¥360 per share. They are mandatorily convertible on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per common share during a certain period preceding April 1, 2008, with a maximum of two common shares per Class A preferred share.

The Class B preferred shares cannot be converted by their holder until August 1, 2005 and are mandatorily convertible on August 1, 2007. The Class B preferred shares shall be converted into the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable (or, if the common shares are not yet publicly traded, the total amount of shareholders' equity, excluding preferred stock, per diluted common share). At no time, however, shall the conversion price be less than ¥599.90 or more than ¥799.90.

Other material terms of the preferred shares are set forth in Note 23 to the Consolidated Financial Statements.

Holders of our preferred shares have no redemption rights, but it is possible we would seek to redeem the preferred shares in order to increase our flexibility in managing our business. We currently have no agreement with the DIC or RCC as to how or when any such redemption would be accomplished. In deciding whether to pursue a redemption of preferred shares, we would give due consideration to the maintenance of prudent capital adequacy ratios and our other funding needs.

Composition of Tier II Capital

The principal component of our Tier II capital is subordinated debt. As of March 31, 2005, we had ¥175.0 billion in subordinated debt from private lenders, which qualified as Tier II capital.

Other elements of our Tier II capital are subordinated bonds and the general reserve for loan losses. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital. Subject to that ceiling, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital.

The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital.

Table 42. Subordinated Debt and Bonds

	Billions of yen				
As of March 31, 2005	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	**¥175.0**	**¥ —**	**¥ —**	**¥175.0**	**¥175.0**
Subordinated bonds	**21.8**	**51.0**	**51.0**	**72.8**	**72.8**
Total	**¥196.8**	**¥51.0**	**¥51.0**	**¥247.8**	**¥247.8**

	Billions of yen				
As of March 31, 2004	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	¥175.0	¥19.0	¥ —	¥194.0	¥175.0
Subordinated bonds	21.7	3.5	2.2	25.2	23.9
Total	¥196.7	¥22.5	¥2.2	¥219.2	¥198.9

Interest rates on ¥91.0 billion of our subordinated debt will increase in October 2005. Interest rates on another ¥75.0 billion of subordinated debt will increase in April 2007. Interest rates on the remaining balance of our subordinated debt as of March 31, 2004, as well as all of our subordinated bonds, will increase from time to time between September 2005 and December 2008.

During the fiscal year ended March 31, 2005, we prepaid ¥2.5 billion of dated subordinated debt. Of our remaining perpetual subordinated debt, ¥84.0 billion currently may be prepaid at each semiannual interest payment date, while the rest will become prepayable in the same manner after October 2005. All but ¥4.0 billion of our perpetual subordinated bonds are currently prepayable semiannually, while the remaining ¥4.0 billion of perpetual subordinated bonds and ¥1.0 billion of our dated subordinated bonds will become prepayable at some time between 2005 and 2007. In the future, we intend to continue to prepay, redeem or purchase and cancel our subordinated debt and bonds when we can do so on favorable terms.

Shinsei issued ¥50.0 billion of dated subordinated bonds on March 25, 2005 for the first time as Shinsei, not LTCB. These dated subordinated bonds cannot be repaid until maturity, on March 25, 2015, and bears interest at a fixed rate of 1.96%.

In addition to the above new bonds, Class D perpetual preferred shares issued by APLUS on February 28, 2005 are a new component of our Tier II capital. Our "Minority interest in subsidiaries" as of March 31, 2005 includes ¥49.5 billion of the Class D perpetual preferred shares held by third parties. "Minority interest in subsidiaries" is normally a component of Tier I capital. However, the portion of the Class D preferred shares, on which dividends are cumulative, are included in Tier II capital.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements, including investments through special purpose entities, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business, including in our securitization and financing businesses, as well as to manage our own liquidity risk.

The main purposes of such off-balance sheet arrangements are to develop our institutional banking business and to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

Securitization Relating to Our Institutional Banking Business

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third parties and ourselves. We also invest in and manage portfolios of asset-backed and mortgage-backed securities. Our securitization services utilize special purpose entities, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans, installment receivables and credit-card receivables.

One aspect of our securitization business involves our repackaging assets purchased by special purpose entities that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging the assets generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors. Often the assets are repackaged into residual, or subordinated, interests, mezzanine interests and senior interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

The principal risk inherent in these repackagings is credit risk on the securitized financial instruments that are absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semiannually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to special purpose entities on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred on a contingent basis.

For the fiscal year ended March 31, 2005 and 2004, we sold ¥218.1 billion and ¥186.0 billion, respectively, of debt securities issued out of repackaging transactions to third-party investors. As of March 31, 2005 and 2004, we also held ¥10.1 billion and ¥7.8 billion of residual interests, net of valuation allowances, respectively.

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, analyzing cash-flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value. Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

As of March 31, 2005 and 2004, we temporarily held

¥42.0 billion and ¥164.4 billion, respectively, in senior securities from these transactions for the reason mentioned above.

In our subsidiaries, during the fiscal year ended March 31, 2005, APLUS securitized after our acquisition ¥11.0 billion of its loan cards related receivables of which ¥7.2 billion were sold to third parties and ¥0.6 billion of mezzanine portion were held by Shinsei Bank (included in ¥10.1 billion mentioned above), and ¥3.9 billion of subordinated portion were held by APLUS as of March 31, 2005. During the fiscal year ended March 31, 2004, Life Housing Loan securitized ¥10.8 billion of its housing loans, of which ¥10.0 billion were sold to third parties and ¥0.8 billion, net of cash reserves, of subordinated portion were held by Life Housing Loan. There was no securitization transaction concluded by Life Housing loan in the fiscal year ended March 31, 2005.

Collateralized Loan Obligations (CLO)

In order to diversify our funding sources and enhance our liquidity, we employed the financial engineering skills we developed in our securitization business to securitize our performing loans to corporate customers through a collateralized loan obligation, or CLO, program.

In the program, which we established in the fiscal year ended March 31, 2002, Shinsei entrusted a part of its performing corporate loans to a "master trust" which was established with Shinsei Trust & Banking Co., Ltd. The master trust then issued several classes of beneficial certificates, each of which represents an undivided economic interest in the underlying loans but differs in "seniority," or the priority in which it receives cash collected from the underlying loans. Shinsei sold the most senior class of certificates to special purpose entities established in order to issue debt securities backed by the certificates; these debt securities were subsequently sold to third-party investors. Shinsei has retained the two subordinated classes of beneficial certificates.

Since the sales of the debt securities backed by senior certificates satisfied criteria for transferring assets under Japanese GAAP, Shinsei derecognized a portion of the corporate loans entrusted to the master trust for the CLO program from its assets by pro rating the carrying amount of such corporate loans by the fair values of all of the beneficial certificates the trust has issued.

Shinsei's retaining the subordinated classes of beneficial certificates enhances the credit of the debt securities backed by the senior certificates, as the subordinated certificates would be the first to be affected by shortfalls in cash collections on the underlying commercial loans due to reasons such as deteriorations in the financial condition of the loan obligors. As a result, however, Shinsei is exposed to credit risk on the commercial loans entrusted to the master trust as the underlying assets for the CLO program.

A significant amount of prepayments on the underlying loans may result in a lack of sufficient cash flows to satisfy future interest or principal payment obligations on the debt securities backed by the senior certificates. In order to manage this risk, Shinsei has structured the debt securities so that they may be amortized ahead of schedule when various conditions are satisfied.

As of March 31, 2005 and 2004, respectively, ¥642.4 billion and ¥825.2 billion in loans had been placed in the trust. As of March 31, 2005 and 2004, beneficial certificates representing ¥352.1 billion and ¥355.4 billion, respectively, of such loans had been issued and remained outstanding, comprising ¥255.0 billion and ¥255.2 billion, respectively, in senior certificates securing notes issued to third-party investors and, as of March 31, 2005 and 2004, an additional ¥97.1 billion and ¥100.2 billion, respectively, in beneficial certificates retained by Shinsei and recorded in loans and bills discounted. In accordance with our self-assessment procedures and reserve policies, we have provided ¥4.9 billion and ¥9.2 billion, in the general reserve for loan losses to absorb losses on all of the entrusted loans as of March 31, 2005 and 2004, respectively.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interest in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interest nor to have any rights of repurchasing such interest. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risks on the portions of loans in which we have sold participating interests.

For the fiscal year ended March 31, 2005 and 2004, the total principal amount of participation interests in loans transferred to third parties was ¥118.1 billion and ¥176.6 billion, respectively.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we recognize fee

income that is recorded on an accrual basis for the period of the commitments. As of March 31, 2005 and 2004, we had ¥3,277.6 billion and ¥1,304.6 billion of these commitments, of which ¥3,095.2 billion and ¥1,156.7 billion of them had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of March 31, 2005 and 2004, we had ¥1,058.1 billion and ¥38.3 billion, respectively, of outstanding acceptances and guarantees.

The increase in off-balance sheet commitment and acceptances and guarantees are attributable to our acquisition of APLUS in September 2004. APLUS extends credit in the form of guarantees. The most significant component of APLUS's guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS's partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Providing guarantees allows APLUS to limit its balance sheet exposure, while continuing to maintain its relations with its partner merchants. Among the above-mentioned amount, ¥1,020.3 billion is due to this guarantee business as of March 31, 2005.

Risk Policy and Management

Corporate Governance and Risk Management

Overview

Our corporate governance and risk management framework enables us to manage all major aspects of our business through a coherent and well-integrated process. A detailed, sophisticated analytical structure, accompanied by diligent surveillance and oversight, is used to evaluate and monitor risks and returns to produce sustainable revenue, reduce earnings volatility and increase shareholder value.

We have established a corporate governance and risk management structure that separates business management function. *Our management structure is shown below:*

Corporate Governance

Board of Directors
Function:
- Appoint management to lead business operations
- Make high level decisions regarding business and strategy
- Evaluate and monitor the management team

Members:
- Two executive directors and 13 non-executive directors

Nomination Committee
Function:
- Make decisions regarding proposals submitted at shareholders' meetings for the appointment and removal of directors

Members:
- One executive director and five non-executive directors

Audit Committee
Function:
- Audit the general conduct of the business of the Bank based on the Bank's internal control systems

Members:
- Four non-executive directors

Compensation Committee
Function:
- Make decisions regarding compensation of individual directors and statutory executive officers

Members:
- Six non-executive directors

Management

Management Committee
- *Decision-making by the president for key business and operational issues*

ALM Committee
- Policy and decision-making for medium-to-long-term asset-liability management (ALM) and balance sheet structure

Compliance Committee
- Compliance issues as critical for Japan, including areas such as antitrust, information management and prevention money laundering

Risk/Investment Committee, Credit Committee
- Portfolio structure, risk/capital allocation, and investment/credit decisions

New Business/Product Committee
- New and non-standard businesses and products

SME Loan Committee
- Promotion of SME loans for fulfillment of revitalization plan

Committees

We maintain several executive committees under the leadership of our Chief Executive Officer and other statutory executive officers. The principal committees that deal with risk policy and management are listed below.

- **The ALM Committee**, as well as its subcommittee, **the Market Risk Management Committee**, reviews our balance sheet and asset/liability structure, cash liquidity and risk versus return of the trading portfolios. It also reviews and approves our analytical methodologies and parameters for liquidity and market risk analytics.
- **The Compliance Committee** reviews and resolves compliance issues relating to matters such as antitrust law, information management and prevention of money laundering.
- **The Risk/Investment Committee** establishes long-term strategy and short-term operating plans, setting overall risk appetite through capital allocation and aggregate risk levels. It also approves and reviews activities outside the normal course of our institutional and retail banking businesses. The committee reviews actual performance against plans, using established performance measures, as well as actual risk levels against forecast levels. The committee also focuses on franchise, regulatory and reputation risks.
- **The Credit Committee** establishes corporate credit practices, determines approval requirements and authority, and handles exceptions. It approves major credit transactions for institutional customers and reviews portfolio concentrations. The committee is also responsible for reviewing and approving the analytical methodologies and parameters for credit risk analytics.
- **The New Business/Product Committee** reviews proposals for new businesses and products though a rigorous process that considers the full range of quantitative and qualitative risks, and necessary mitigants or controls.

While each committee has specific objectives, the common objectives, mission and mandate of all of them are to:

- delegate authority;
- clarify definitions, policies, metrics and procedures relating to, as well as methods of measuring, specific risks;
- be highly sensitive to qualitative risks, in particular regulatory and franchise risks, offering guidance to management concerning them, and establishing procedures to mitigate them; and
- ensure a decentralized internal organization and authority structure that enables the discovery, management and mitigation of risks on a day-to-day basis, in line with our strategic objectives.

Risk Management—Governing Principles

Our *Risk Management Policy* defines risk management as the discipline of evaluating risks, defining policies and practices that balance risk and return, and implementing the infrastructure and authority to ensure compliance with principles, policies and procedures. In this sense, "risk management" encompasses the related disciplines of compliance, audit and self-assessment/inspection.

Our *Policy* states three objectives:

- to establish and enhance our credit standing;
- to optimize the use of capital; and
- to create a strategic management tool.

Risk Capital Management

We use risk capital to provide a consistent, uniform and well-understood measure of risk and performance across different activities. Generally, risk capital is defined as the worst-case economic amount by which a portfolio or business may deviate from its expected financial performance as a result of unexpected, adverse events or movements in factors that affect value. Accordingly, risk capital is the excess of the economic loss in the unexpected, worst case over the estimated "average" loss. Risk capital analysis requires two parameters: time horizon and confidence level. With respect to time horizon, the time required for a change in position differs for each category of risk. The longest time horizon, or the conceptual period required to effectively alter portfolio parameters, is that of credit risk, which we estimate at one year. To enable us to compare different businesses by using one common measure, a time horizon of one year is therefore used for the entire business. Rigorous analytical techniques are used to "normalize" different businesses to this time horizon. The confidence level is a management decision, based on our rating objective.

We presently calculate risk capital for the following six risk categories: (1) credit risk, (2) equities/investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk and (6) operational risk. We have developed specific analytical methodologies for each risk category.

Credit Risk Management

Credit risk is defined as the risk of loss due to a counterpart defaulting on contractual debt obligations.

Our model for credit risk management is focused on (1) securing adequate return on risk, (2) avoiding concentrations to particular sectors or obligors, and (3) managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

In line with this, we have established processes as follows:

- *Credit Ratings:* Our credit rating methodology assigns credit ratings to each obligor using neural network analytics that model the correlation between obligors' financial data and agency ratings. Results generated by our analytics are verified by risk management. All ratings are updated on an ongoing basis with refined models and new financial data. Neural network modeling is a methodology which emulates rating agencies' approach of labeling obligors and quantifying the default probability of each borrower. We have developed separate models for major industry groups. The score generated by the model is subject to adjustment by our credit rating committee, when determining the rating.
- *Default Analytics:* Our historical default and migration data, as well as rating agency statistics, are coupled with management's judgment to generate default probability parameters.
- *Facility Ratings:* Facility ratings enable comparisons of varying transactions based on expected loss by incorporating the full range of risk mitigants.
- *Pricing Guidelines:* Pricing thresholds are based on appropriate credit, funding and economic capital factors. These guidelines are continuously updated based on additional data and concepts.
- *Approval Process:* Our transaction approval process provides multiple levels of approval based on key credit sensitivities such as group exposure, group credit standing, amount, tenor and facility rating.
- *Risk Capital:* We have implemented a bank-wide process to measure true risk and risk/return by sector, product and transaction, thereby creating a resource monitoring and allocation tool.

Core Credit Policies

We have fully revised the core credit policies, making use of our experience since March 2000. These policies apply to our business with corporate, financial institution and government clients, and detail standards for the key components of the credit process: origination/approval, documentation, monitoring/management, problem recognition, remedial management and portfolio management.

Lending Guidelines

Our lending guidelines are a comprehensive set of recommended structures and disciplines that relationship managers and credit officers must follow when structuring new loan transactions.

The guidelines provide detailed recommendations on acceptable terms, interest rates, fees, amortization schedules, collateral, covenants and documentation for each class of credit risk, as well as specific procedures for communicating terms and conditions to customers. The guidelines also require a compelling explanation from Senior Credit Officers when our standard pricing or structures cannot be achieved. Relationship managers and officers are required to improve our risk profile at every opportunity.

Concentration Guidelines

We have implemented industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for when the guidelines are exceeded. These procedures are designed to insulate our credit portfolio against systemic shock or other events outside the normal range of occurrences.

We currently use concentration guidelines to monitor two kinds of concentration:

Industry Concentration Guidelines. The purpose of industry concentration limits is to ensure management is alerted, and appropriate questions raised, when exposure to one particular industry increases rapidly. Starting in the fiscal year ending March 31, 2005, industry concentration is managed on a risk capital basis to make the industry concentration guidelines more risk-sensitive, reflect actual portfolio conditions and account for correlation among industries.

Group Concentration Guidelines. The primary purpose of group concentration limits is to guard against "event risk," that is, to ensure that even in the case of a sudden degradation in our obligors' credit quality through rapid business deterioration, or the occurrence of a highly unexpected event, including fraud or catastrophe, our business will not be critically impaired. Event risk is defined as any unexpected loss for reasons not realistically reflected in analyses of the historic default statistics, such as events independent of risk rating, statistical estimation error in default rates and misrated obligors.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

Policies

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our President, is the senior review

and decision-making body for the management of all market risks related to asset/liability management, and the banking and trading books. The actual risk limits for asset/liability management as well as trading, such as the value-at-risk or "VaR" method are approved by the ALM committee. The VaR method is a procedure for estimating the probability of portfolio losses exceeding some specified proportion based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of Risk Management, with senior representatives from related divisions, including the chief financial officer. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

Framework and Organization

The Treasury Division manages asset/liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from trading operations in financial markets. The Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, it carries out regular risk analyses and recommendations. The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

Quantification of Market Risk

We have built a system capable of facilitating the recognition and management of risk by quantifying market risk frequently, tracking it objectively and visually, and making adjustments according to market trends.

Market risk management involves the continual repetition of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk unit. The third step is risk quantification grouped by risk characteristics and risk unit. The fourth step is risk position summarization and reporting, and the fifth step is the assessment of a reported risk position and implementation of necessary adjustments. To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. We have introduced a market risk measurement system that meets all of these requirements.

Trading Book

Methodology: We use the VaR method in our trading operations. The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back testing of the sample data for the year ended March 31, 2005 confirmed the continued reliability of our VaR model.

Table 43. Actual Daily VaR

(1 day holding period, 2.33 standard deviations)

	Millions of yen					
	2005			2004		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥298	**¥487**	**¥200**	¥455	¥882	¥181

VaR and Daily Profit or Loss


(Millions of yen)
(Year ended March 31, 2005)
900
800
700
600
500
400
300
200
100
0
-100
-200
-300
-400
-500
-600
-700
-800
-900
2004/4/1
2004/5/30
2004/7/31
2004/9/30
2004/11/28
2005/1/30
2005/3/31
Daily profit or loss
VaR (1 day)

Back-Testing on the VaR Model Applied to the Trading Division's Transactions
Back-testing involves comparing the actual losses to estimated VaR to confirm the reliability of the VaR method.

Assumptions of Shinsei's VaR Model

Method:	variance-covariance
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	one day
Number of days of observations:	250
Coverage:	trading divisions
Number of data points:	approximately 850 per day

Histogram of Daily Trading-Related Revenue (Excluding Customer Margin)


(Number of days)
(Year ended March 31, 2005)
60
50
40
30
20
10
0
1
0
0
1
5
14
31
55
56
37
18
15
6
3
1
1
1
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
Revenue (Millions of yen)

Trading Activity: Our trading activity is carried out mainly on behalf of customers, although we also engage in proprietary trading activity. The allocated risk capital for proprietary trading is less than 5% of total allocated risk capital.

Limit Setting Process: Setting limits is important for appropriate risk control within Shinsei on a consolidated basis. Loss limits and VaR limits are approved by the board of directors and delegated to the Chief Financial Officer. The Chief Financial Officer sets limits for business heads, who in turn assign limits to risk takers.

Mark-Down for Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of assets may be affected by credit risk or market liquidity risk. We use two methods to mark down the value of trading assets as necessary to reflect those risks in our financial statements.

- We record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.
- We record costs for disposing of and reconstructing market-related positions centered on bid and offer costs as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

Banking Book

Methodology: In our banking book, we use as principal risk indicators the bpv method and net interest income volatility. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. NII volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

Risk Limits for Banking Operations: Risk limits for banking operations are determined based on balance sheet structure and the profitability of our traditional banking activities.

New Products

We initiate new businesses, products and transactions under a disciplined and well defined launch and management process that is coordinated by the New Business/Product Committee. Members of this Committee include product specialists and representatives from support areas responsible for products. The New Business/Product Committee seeks to ensure that the product's strategy and potential are in balance; risk, legal, compliance, accounting, tax and other key considerations are addressed; and internal controls and procedures are in place to deliver the product.

The result of this effort is a formalized product program, which describes the policy and processes for each new product initiative. Each product program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines, ongoing monitoring procedures. The Risk/Investment Committee approves the risk limits, and designates the approval authority associated with each Product Program.

Transactions within a product program are assessed by the product specialists and reviewed by the Risk Management Group. Through the Product Program process, the product specialists and the Risk Management Group monitor all transactions. The Risk Management Group provides monthly reporting and a more detailed a quarterly update of Product Programs and transactions to the Risk/Investment Committee.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels. A liquidity gap structure and a minimum reserve are the principal management tools we use to monitor and manage liquidity.

Our *Liquidity Management Policy*, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then reserves may be reduced, but only in a way that the first stress or emergency survival test is still met, and the liquidity gap at various times is within approved gap limits. Generally, this results in some very short-term liabilities being repaid.

We also develop and maintain contingency funding plans for liquidity, including our *Liquidity Crisis Contingency Plan*, which clarifies specific policies and measures to deal with a liquidity crisis. We plan for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund

our operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. More detailed reviews are conducted monthly.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or wrongdoing. Losses due to the fraudulent acts of employees, failed transaction processing, system failures or external fraud are typical examples.

Unlike credit risk or market risk, a risk source cannot be specified for operational risk. Frequency and severity of losses will vary greatly, ranging from operational errors that may occur frequently but have low-severity loss profiles, to frauds or serious disasters that may seldom occur but have high-severity loss profiles. There is a considerable difference between the nature of risks faced by a business line that handles simple products and operates in a systematic manner and a business line that handles complicated products and depends highly on staff with specific skills. Moreover, operational conditions, including products, sales channels and customer bases, will continue to evolve.

Monitoring Operational Risk

We have developed a risk quantification framework based on the loss-distribution method. The framework has the following three steps:

(i) estimate the probability distribution for frequency that is applicable to historical loss records and loss scenarios,

(ii) estimate the probability distribution for severity that is applicable to historical loss records and loss scenarios, and

(iii) run a statistical simulation based on these two distributions to estimate an annual aggregated loss amount distribution.

Loss scenarios are established jointly by business lines and the Risk Management Group so that each business manager's perception of the relevant risk may be transformed into an appropriate source of quantitative information. This process involves all business lines, including those of our subsidiaries, and contributes to an appropriate recognition and analysis of the total risk. Senior management reviews the results of quantifying our overall operational risk capital.

Operations Risk

Operations risk is the risk of loss due to inadequate procedures or failed processing. We have established operations guidelines, reviewed and revised our organizational structure and operational procedures, and implemented training programs aimed at improving the quality of our operations. In addition, we maintain a database of operational errors that enables us to analyze the source of operations risks in order to prevent recurrences.

Systems Risk

We have designed systems to minimize the threat of disruption, and have implemented procedures for passive recovery. Key components of our system have multiple back-ups, including at an independent back-up site in Osaka. In addition, critical data is replicated. As a result, loss of part or all of any one cluster will not disrupt system operations. In addition, we have comprehensive back-up procedures to support less critical systems and allow restoration and recovery of these systems in the event of a malfunction. We continuously monitor system security as well as our continuity of business to maintain readiness. We introduce new systems and changes in a controlled manner and design new systems to run in parallel with old ones, to minimize risk of incompatibility.

Our Banking Infrastructure organization (both information technology and operations) has been certified as compliant with BS7799 and ISMS, which are international and domestic information security management system standards.

Legal and Compliance Risk

Legal and compliance risk is the risk of unexpected disputes or losses due to contracts unreasonably unfavorable to us or otherwise inadvisable, or the violation of laws, regulations, orders or contracts, whether instant monetary damages or damages to our regulatory relationship or reputation. Our Legal and Compliance Division consists of the Legal Department and the Compliance Team.

Compliance Systems Organization

The Compliance Committee, the Legal and Compliance Division and individual compliance managers within various business and support units constitute the main elements of our compliance organization.

The Compliance Committee, with our Chief Executive Officer as chairman, examines and discusses important matters such as the prevention of money laundering. Third-party monitoring of the Committee is carried out by outside counsels invited to serve as committee members. The Compliance Team plans various measures concerning

compliance risk and promotes these measures through central management. It also assigns compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch also has a compliance manager to act as the point of contact for compliance-related matters.

Compliance Activities

We produce a Compliance Program annually that outlines our compliance-related plans, including compliance promotion activities such as training programs. Programs include those concerning new laws and regulations such as the Personal Information Protection Act, as well as those on important compliance issues such as the prevention of money laundering and insider trading. Compliance materials are built directly into the training curricula for each business line.

Legal Department

The Legal Department is in charge of legal affairs, including compliance with corporate and transactional law, legal documentation and litigation supervision. The Legal Department, by providing legal analysis and advice, also supports our compliance systems, working with the Compliance Team.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint, thereby enhancing our corporate governance. The internal Audit Division reports directly to the Chief Executive Officer and the Audit Committee of the board of directors and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, information technology systems and processes.

Our Internal Audit Division practices risk audit approach, in which we first assess degree of inherent risk and adequacy of risk management and internal controls within each particular operating unit. Based on our risk assessment, we audit operating units with larger risks, new businesses, or significant changes to their organizational structure or computer systems. As part of the internal audit process, we also require operating units to perform control self-assessments and hold workshop discussions directed at addressing issues other than those relating directly to internal controls.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. In addition, we work with outside auditors to further enhance our audit standards and capabilities.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Consolidated Subsidiaries
March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
ASSETS			
Cash and due from banks (Notes 4 and 22)	¥ 277,593	¥ 312,709	$ 2,584,910
Call loans	70,000	—	651,830
Collateral related to securities borrowing transactions	3,744	18,121	34,863
Other monetary claims purchased (Note 5)	320,379	246,987	2,983,330
Trading assets (Notes 6, 22 and 33)	168,501	635,096	1,569,066
Monetary assets held in trust (Note 7)	372,224	242,750	3,466,096
Securities (Notes 8 and 22)	1,478,219	1,483,234	13,764,963
Loans and bills discounted (Notes 9, 22 and 32)	3,430,421	3,047,042	31,943,588
Foreign exchanges (Notes 17 and 22)	8,550	9,490	79,624
Other assets (Notes 10, 22 and 33)	850,440	375,088	7,919,176
Premises and equipment (Notes 11 and 22)	418,938	89,703	3,901,097
Deferred discounts on and issuance expenses for debentures	284	166	2,654
Deferred tax assets (Note 31)	24,623	22,941	229,295
Consolidation goodwill, net	244,042	—	2,272,492
Customers' liabilities for acceptances and guarantees (Note 21)	1,058,161	38,339	9,853,448
Reserve for credit losses (Note 12)	(149,799)	(177,916)	(1,394,915)
Total assets	¥8,576,328	¥6,343,755	$79,861,517
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit (Notes 13 and 22)	¥3,452,813	¥2,734,489	$32,152,099
Debentures (Note 14)	1,242,632	1,358,021	11,571,214
Call money	204,295	112,559	1,902,371
Payables under repurchase agreements (Note 22)	—	445,634	—
Collateral related to securities lending transactions (Note 22)	—	29,275	—
Commercial paper	13,300	—	123,848
Trading liabilities (Notes 15 and 33)	69,101	92,231	643,460
Borrowed money (Notes 16 and 22)	1,160,265	334,416	10,804,226
Foreign exchanges (Note 17)	20	4	193
Corporate bonds (Note 18)	88,344	30,675	822,647
Other liabilities (Notes 19, 22 and 33)	412,763	424,899	3,843,593
Accrued employees bonuses	10,276	8,722	95,690
Reserve for retirement benefits (Note 20)	3,376	629	31,444
Reserve for loss on disposition of premises and equipment	153	—	1,425
Reserve for loss on sale of bonds	—	1,918	—
Reserve under special law	2	0	19
Deferred tax liabilities (Note 31)	20,262	42	188,681
Consolidation negative goodwill	—	915	—
Acceptances and guarantees (Notes 21 and 22)	1,058,161	38,339	9,853,448
Total liabilities	7,735,769	5,612,776	72,034,358
Minority interests in subsidiaries	53,891	977	501,831
Shareholders' equity:			
Capital stock (Notes 23 and 24):			
Common stock	180,853	180,853	1,684,084
Preferred stock	270,443	270,443	2,518,328
Capital surplus (Note 23)	18,558	18,558	172,812
Retained earnings (Note 23)	311,039	250,737	2,896,354
Net unrealized gain on securities available-for-sale, net of taxes	3,043	7,154	28,341
Foreign currency translation adjustments	2,738	2,255	25,496
Treasury stock, at cost (Notes 23 and 24)	(9)	(1)	(87)
Total shareholders' equity	786,667	730,000	7,325,328
Total liabilities, minority interests in subsidiaries and shareholders' equity	¥8,576,328	¥6,343,755	$79,861,517

See accompanying "Notes to Consolidated Financial Statements" which are an integral part of these statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Interest income:			
Interest on loans and bills	¥ 77,379	¥ 64,318	$ 720,550
Interest and dividends on securities	15,862	15,917	147,706
Interest on deposits with banks	2,834	1,954	26,392
Other interest income	5,320	7,002	49,543
Total interest income	101,396	89,192	944,191
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	13,671	12,185	127,307
Interest and discounts on debentures	6,184	8,376	57,587
Interest on other borrowings	13,550	9,944	126,183
Other interest expenses	1,090	1,502	10,155
Total interest expenses	34,497	32,009	321,232
Net interest income	66,899	57,183	622,959
Fees and commissions income	57,690	26,193	537,203
Fees and commissions expenses	15,308	7,249	142,547
Net fees and commissions	42,382	18,944	394,656
Net trading income (Note 25)	23,992	2,714	223,415
Other business income (losses):			
Income on monetary assets held in trust, net	16,879	18,888	157,176
Net gain on securities and foreign exchanges	7,030	12,230	65,463
Other, net (Note 26)	20,636	13,562	192,163
Net other business income	44,545	44,680	414,802
Total revenue	177,819	123,523	1,655,832
General and administrative expenses:			
Personnel expenses	42,979	35,482	400,216
Premises expenses	14,648	8,989	136,407
Technology and data processing expenses	11,522	6,767	107,297
Advertising expenses	6,074	2,918	56,563
Consumption and property taxes	5,840	3,693	54,385
Deposit insurance premium	2,115	1,938	19,698
Other general and administrative expenses	14,136	10,389	131,637
Total general and administrative expenses	97,317	70,178	906,203
Net business profit	80,502	53,344	749,629
Net credit recoveries (Note 27)	(989)	(15,415)	(9,214)
Amortization of consolidation goodwill and other intangibles	(8,837)	(5)	(82,294)
Other (losses) gains, net (Note 28)	(7,057)	152	(65,716)
Income before income taxes and minority interests	65,597	68,907	610,833
Income tax (benefit) (Note 31):			
Current	1,438	1,463	13,395
Deferred	(3,444)	1,111	(32,074)
Minority interests in net income (loss) of subsidiaries	168	(71)	1,565
Net income	¥ 67,435	¥ 66,404	$ 627,947

	Yen		U.S. dollars (Note 1)
Basic net income per common share (Note 35)	¥ 46.78	¥ 46.03	$ 0.44
Diluted net income per common share (Note 35)	34.98	32.75	0.33
Cash dividends applicable to the year:			
Common share (Note 36)	2.58	2.22	0.02
Class A preferred share (Note 36)	13.00	13.00	0.12
Class B preferred share (Note 36)	4.84	4.84	0.05

See accompanying "Notes to Consolidated Financial Statements" which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,684,084
Balance at end of year	180,853	180,853	1,684,084
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,518,328
Balance at end of year	270,443	270,443	2,518,328
Capital surplus:			
Balance at beginning of year	18,558	18,558	172,812
Balance at end of year	18,558	18,558	172,812
Retained earnings:			
Balance at beginning of year	250,737	194,666	2,334,831
Dividends paid	(7,133)	(10,333)	(66,424)
Net income	67,435	66,404	627,947
Balance at end of year	311,039	250,737	2,896,354
Net unrealized gain on securities available-for-sale, net of taxes:			
Balance at beginning of year	7,154	13,243	66,619
Net change during the year	(4,110)	(6,089)	(38,278)
Balance at end of year	3,043	7,154	28,341
Foreign currency translation adjustments:			
Balance at beginning of year	2,255	2,071	20,999
Net change during the year	482	183	4,497
Balance at end of year	2,738	2,255	25,496
Treasury stock, at cost:			
Balance at beginning of year	(1)	(0)	(11)
Purchase of treasury stock	(8)	(1)	(76)
Balance at end of year	(9)	(1)	(87)
Total shareholders' equity	¥786,667	¥730,000	$7,325,328

See accompanying "Notes to Consolidated Financial Statements" which are an integral part of these statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 65,597	¥ 68,907	$ 610,833
Adjustments for:			
Income tax paid	(1,397)	(1,272)	(13,015)
Depreciation	3,706	3,353	34,515
Amortization of consolidation goodwill and other intangibles	8,837	5	82,294
Net change in reserve for credit losses	(28,083)	(40,105)	(261,507)
Net change in other reserves	(869)	(5,558)	(8,100)
Interest income	(101,396)	(89,192)	(944,191)
Interest expenses	34,497	32,009	321,232
Investment gains	(14,183)	(20,674)	(132,077)
Net exchange (gain) loss	(4,850)	24,452	(45,164)
Net change in trading assets	466,594	(273,920)	4,344,859
Net change in trading liabilities	(23,130)	(25,265)	(215,387)
Net change in loans and bills discounted	(506,571)	451,744	(4,717,122)
Net change in deposits, including negotiable certificates of deposit	718,324	165,063	6,688,930
Net change in debentures	(115,388)	(526,344)	(1,074,480)
Net change in borrowed money (other than subordinated debt)	56,030	35,528	521,747
Net change in corporate bonds (other than subordinated corporate bonds)	9,357	4,869	87,133
Net change in deposits with banks	136,664	(53,846)	1,272,601
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	(128,397)	(42,111)	(1,195,615)
Net change in call money, payables under repurchase agreements, collateral related to securities lending transactions and commercial paper	(386,959)	25,166	(3,603,314)
Net change in foreign exchange assets	939	783	8,752
Net change in foreign exchange liabilities	16	(8)	150
Interest received	122,569	100,640	1,141,351
Interest paid	(33,534)	(35,599)	(312,271)
Net change in securities for trading purposes	24,381	(11,848)	227,038
Net change in monetary assets held in trust for trading purposes	12,454	(66,907)	115,975
Other, net	(83,158)	(63,299)	(774,361)
Total adjustments	166,451	(412,338)	1,549,973
Net cash provided by (used in) operating activities	232,048	(343,431)	2,160,806
Cash flows from investing activities:			
Purchase of investments	(4,471,140)	(2,417,027)	(41,634,607)
Proceeds from sales of investments	652,188	705,081	6,073,082
Proceeds from maturity of investments	3,589,334	2,135,689	33,423,358
Purchase of premises and equipment	(7,301)	(5,766)	(67,991)
Proceeds from sales of premises and equipment	595	—	5,548
Payment for acquisition of new subsidiaries	(75,875)	(5,821)	(706,546)
Proceeds from acquisition of new subsidiaries	10,020	—	93,310
Other, net	1,380	22	12,853
Net cash (used in) provided by investing activities	(300,798)	412,178	(2,800,993)
Cash flows from financing activities:			
Repayment of subordinated debt	(19,000)	(38,000)	(176,925)
Proceeds from issuance of subordinated corporate bonds	50,000	—	465,593
Payment for redemption of subordinated corporate bonds	(2,570)	(2,226)	(23,931)
Proceeds from issuance of preferred shares to minority shareholders of subsidiaries	52,500	—	488,872
Dividends paid	(7,133)	(10,333)	(66,425)
Purchase of treasury stock	(3)	(1)	(32)
Net cash provided by (used in) financing activities	73,793	(50,560)	687,152
Foreign currency translation adjustments on cash and cash equivalents	3	—	37
Net change in cash and cash equivalents	5,047	18,186	47,002
Cash and cash equivalents at beginning of year	157,178	138,991	1,463,623
Cash and cash equivalents at end of year (Note 4)	¥ 162,226	¥ 157,178	$ 1,510,625

See accompanying "Notes to Consolidated Financial Statements" which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Consolidated Financial Statements

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2005 and 2004

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Deliberation Council, March 13, 1998) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles generally accepted in Japan, but is presented herein for the convenience of readers.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107.39 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the initial public offering. Following the initial public offering, the Bank also completed a secondary offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of March 31, 2005 and 2004 was as follows:

	2005	2004
Subsidiaries	**76**	51
Affiliates accounted for using the equity method	**9**	4

Unconsolidated subsidiaries as of March 31, 2005: 75

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the Tokumei Kumiai system (Silent Partnership). These subsidiaries are excluded from consolidation due to insignificance that would not mislead judgment on the financial condition or result of operations considering its total assets, operating income, net income or retained earnings etc.

Major consolidated subsidiaries for the year ended March 31, 2005 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	67.7%
Showa Leasing Co., Ltd.	Japan	96.5%
Shinsei Trust & Banking Co., Ltd.	Japan	100%
Shinsei Securities Co., Ltd.	Japan	100%
Shinsei Sales Finance Co., Ltd.	Japan	100%

All significant intercompany transactions, related account balances and unrealized profits and losses have been eliminated in consolidation. As of March 31, 2005, the fiscal year ending dates are March 31 for 59 subsidiaries, January 31 for 3 subsidiaries and December 31 for 14 subsidiaries, of which one subsidiary is consolidated using its March 31 financial statements and the other subsidiaries are consolidated using the January 31 and the December 31 financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of the fiscal year to the date of the consolidated financial statements.

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS and Showa Leasing because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period were as listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trade marks:	Straight-line	10 years
Customer relationship:	Sum-of-the-year's-digits	10 years
Merchant relationship:	Sum-of-the-year's-digits	20 years

Showa Leasing Co.,Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name:	Straight-line	10 years
Customer relationship:	Sum-of-the-year's-digits	20 years
Maintenance component contracts:	Straight-line based on individual contract	Subject to the remaining contract years
Sublease contracts:	Straight-line based on individual contract	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as consolidation goodwill and will be amortized on a straight-line basis over 20 years. The amortization period is the maximum period as defined in accounting principles generally accepted in Japan and was determined based upon the Bank's business strategy. However, both APLUS and Showa Leasing have significant tax loss carryforwards and deductible temporary differences which were not recognized by the Bank at the time of the acquisition due to uncertainty concerning their ultimate realization. Had the Bank recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of the benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) that existed at the acquisition will result in accelerated goodwill amortization. Any unamortized balances of identified intangible assets and consolidation goodwill are subject to impairment testing.

(c) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as foreign currency translation adjustments as a separate component of shareholders' equity in the accompanying consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(e) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses).

(f) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be

settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

(g) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses). Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity.

(h) Securities

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Group has positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. The cost of sale of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

Investments in unconsolidated subsidiaries without application of the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(i) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's building and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of March 31, 2005 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

Effective April 1, 2004, the Bank adopted the straight-line method of depreciation for its computer equipment (including ATMs), except for personal computers. Prior to April 1, 2004, computers equipment had been depreciated using the declining-balance method. This change was made to provide a more rational allocation of the cost of computer equipment, including ATM machines, and a better matching of revenues and expenses in our retail banking business, following the increased acquisition of ATM machines. The effect of this change was to both decrease general and administration expenses and increase income before income taxes and minority interests for the fiscal year ended March 31, 2005, by ¥374 million (U.S.$3,492 thousand).

(j) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five or eight years). Capitalized software for internal use is included in other assets.

(k) Impairment of Long-Lived Assets

In August 2002, the Business Accounting Deliberation Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan ("the ASBJ") issued ASB Guideline No. 6, "The Guidance for the Accounting Standard for Impairment of Fixed Assets." The Group has early adopted these new accounting pronouncements for impairment of long-lived assets and conducted a review for impairment as of March 31, 2004. As a result of the review, no impairment loss was recognized for the fiscal years ended March 31, 2005 and 2004.

(l) Deferred Charges

Deferred charges are amortized as follows.

The Bank's deferred issuance expenses for corporate bonds are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations.

Deferred discounts on debentures are amortized by the straight-line method over the terms of the debentures.

Deferred issuance expenses for debentures are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized by the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income in the fiscal year incurred.

(m) Reserve for Credit Losses

The reserve for loan losses of the Bank and the domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right was the existence of a defect and a 20% reduction in value. To estimate the reserve amount for the Bank up to March 31, 2004, the precondition of exercise of the cancellation right was taken into account. Where conclusions as to the exercise of the cancellation right were reached after the application deadline for exercising the cancellation right under the "Warranty" clause date of expiration, adjustments were made to reserve for credit losses in the fiscal period in which such events occurred. During the year ended March 31, 2005, all disputes with the DIC were settled and our cancellation right under the Share Purchase Agreement was entirely terminated.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the "discounted cash flow method" (hereinafter referred to as the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥8,401 million (U.S.$78,238 thousand) and ¥ 10,609 million as of March 31, 2005 and 2004, respectively.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it but the return of which the DIC has not yet accepted, as well as a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans and certain litigation claims.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

(n) Accrued Employees Bonuses

The accrued employees bonuses are provided in the amount of estimated bonuses which are attributable to each fiscal year.

(o) Reserve for Retirement Benefits

The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of its Japanese consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gain/loss and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the fiscal year of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

The funded defined benefit pension plan of the Bank, which was established under the Japanese Welfare Pension Insurance Law, covered a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. Subsequent to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from its obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government subsequent to a second application. The Bank obtained approval of its application for exemption from providing future benefit obligations from the Ministry of Health, Labour and Welfare on September 18, 2002.

As a result of the approval of its application for exemption from providing future benefits, the Bank derecognized the benefit obligation and related plan assets and recognized a gain in the amount of ¥3,019 million in the fiscal year ended March 31, 2003, in accordance with a transitional measurement rule under the accounting standard for employees' retirement benefits.

On March 1, 2004, the Bank obtained approval of its application for exemption from its obligation to pay benefits for past employee services related to the substitutional portion. No additional gain was recorded as a result of this approval. On the same date, the Bank combined its three defined benefit pension plans into one plan, which succeeds all previous plans and comprises all of the Bank's retirement benefit obligations to its employees and the related assets, including those which were contributed through the employee retirement benefit trust. During the fiscal year ended March 31, 2005, the Bank completed the return of the relevant pension assets to the government.

(p) Reserve for Loss on Disposition of Premises and Equipment

The reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated based on quotations, etc. with respect to expenses for the move of branches and/or offices.

(q) Reserve for Loss on Sale of Bonds

The reserve for loss on sale of bonds is established when the Bank officially plans a sale of specific bonds, and is determined based on the estimated loss on the sale of bonds net of the gain or loss on the cancellation of derivatives designated as hedges for those bonds.

(r) Reserve under Special Law

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law of Japan.

(s) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required as if "capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries have been accounted for as operating leases.

Leased assets held by consolidated domestic subsidiaries are amortized using the straight-line method over the leasing periods.

(t) Installment Sales Finance and Credit Guarantees

Fees from customers of installment sales finance have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or otherwise have been recognized using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, by the straight-line method, or by the credit-balance method depending on the contract terms.

(u) Income Taxes

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporate tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(v) Appropriation of Retained Earnings

Cash dividends and transfers to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and noticed at the general meeting of shareholders.

After the June 2004 annual general meeting of shareholders, the Bank adopted a Company with Committees board model as stipulated in the Code. In this model, the appropriation of retained earnings is approved by the Board of Directors with notification to shareholders at the general meeting of common shareholders while it used to require approval of the shareholders as well as the Board of Directors.

(w) Derivatives and Hedge Accounting

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized.

The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of deferral hedge accounting were ¥2,486 million (U.S.$23,150 thousand) and ¥3,726 million (U.S.$34,703 thousand) as of March 31, 2005 and ¥20,678 million and ¥8,643 million as of March 31, 2004, respectively. The net amounts were included in either other assets or other liabilities.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

(i) Hedge of interest rate risks

Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants (the "JICPA"). Effective April 1, 2003, the Bank adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the balance sheet as a result of macro hedge accounting are being amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro-hedge accounting were ¥391 million (U.S.$3,650 thousand) and ¥261 million (U.S.$2,435 thousand) as of March 31, 2005 and ¥3,400 million and ¥645 million as of March 31, 2004, respectively. The net amount is included in deferred losses on derivatives for hedging purposes in either other assets or other liabilities.

(ii) Hedge of foreign exchange fluctuation risks

Prior to April 1, 2003, the Bank accounted for fund swap and certain currency swap transactions on an accrual basis by applying the one-year transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange contracts bought or sold with regard to the corresponding fund borrowing or lending. Such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Effective April 1, 2003, these swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting by fully applying Industry Audit Committee Report No. 25. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Intracompany derivative transactions

Gains/losses on intracompany and intercompany derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains/losses on such intracompany transactions are reported in current earnings and valuation gains/losses are

deferred as assets/liabilities. On the other hand, in the trading book, realized gains/losses and valuation gains/losses on such intracompany transactions are substantially offset with covering contracts entered into with third parties.

(x) Per Share Information

Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective year, retroactively adjusted for stock splits and/or reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares, and stock acquisition rights, assuming that all preferred shares were converted into common stock at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance.

Cash dividends per common share and per Class A and Class B preferred shares presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year, which are retroactively adjusted for stock splits and/or reverse stock splits.

(y) Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2004 to conform to the presentation for the fiscal year ended March 31, 2005.

3. Acquisitions

The acquisition of both APLUS and Showa Leasing was made in line with the Bank's business strategy to expand consumer and commercial finance which is now a third pillar of Shinsei's businesses together with Institutional Banking and Retail Banking.

APLUS Co., Ltd.

On September 29, 2004, the Bank acquired a controlling interest in APLUS, a consumer credit company in Japan. The Bank acquired 129,653,631 shares, or approximately 67%, of APLUS's common stock, primarily through a third-party allotment of new shares, for ¥35.0 billion, and acquired all of APLUS's Class A, Class B and Class C preferred stock from UFJ Bank Limited for ¥30.0 billion.

Following the investment in APLUS, the Bank conducted a fair value review of APLUS's assets and liabilities, and also conducted a fair value review of its intangible assets for purposes of preparing the consolidated balance sheet as of September 30, 2004 (deemed acquisition date). The excess of our purchase price over the net asset fair value after recognized identified intangible assets and their associated deferred tax liability was accounted for as consolidation goodwill.

On February 28, 2005, APLUS issued 49,000,000 shares (¥98 billion) of Class D preferred stock and 71,500,000 shares (¥143 billion) of Class E preferred stock, of which 22,000,000 shares (¥44 billion) of Class D preferred stock and 500,000 shares (¥1 billion) of Class E preferred stock were allocated to third parties. Subsequently, 2,750,000 shares (¥5.5 billion) of Class D preferred stock and 1,000,000 shares (¥2 billion) of Class E preferred stock, were sold to third parties. As a result, 24,750,000 shares (¥49.5 billion) of Class D preferred stock and 1,500,000 shares (¥3 billion) of Class E preferred stock were held by third parties.

As the capital injection made in February 2005 was considered to be the second step in a step acquisition, the fair value of APLUS assets and liabilities, including intangible assets and goodwill, was updated and was as follows:

	Billions of yen
Cash and due from banks	¥168.8
Monetary assets held in trust	64.1
Securities	10.8
Loans	122.9
Other assets (including ¥178.7 billion of installment receivables and ¥70.9 billion of intangible assets)	330.3
Premises and equipment	14.7
Customers' liabilities for guarantees	1,200.7
Total assets acquired, excluding consolidation goodwill	1,912.4
Commercial paper	(11.0)
Borrowed money	(577.2)
Other liabilities	(241.2)
Deferred tax liabilities, net	(18.6)
Guarantees	(1,200.7)
Total liabilities assumed	(2,048.9)
Net asset fair value before capital injection	(136.4)
Capital injection	241.0
Net asset fair value after capital injection	104.5
Minority interest (Class D)	(49.5)
Minority interest (Class E)	(0.1)
Net asset fair value attributable to Shinsei	54.8
Purchase price	253.5
Consolidation goodwill	198.6
Consolidation goodwill amortization (Second half of fiscal 2004)	(4.9)
Consolidation goodwill outstanding as of March 31, 2005	¥193.6

Although approximately 33.0% of APLUS's common stock is held by minority shareholders, none of APLUS's income will be attributed to minority common shareholders until such time as the aggregate amount of APLUS's cumulative net income subsequent to September 30, 2004 (adjust for fair value of net assets at acquisition), less dividends paid on preferred stock, and net asset fair value after capital injection, exceeds the aggregate amount of the preferred stock of APLUS.

Showa Leasing Co., Ltd.

On March 23, 2005, we acquired a controlling interest in Showa Leasing, one of the largest leasing companies in Japan. In connection with our acquisition, we acquired 233,000,000 shares, or approximately 97%, of Showa Leasing's common stock, primarily through a third-party allotment of new shares and purchase of existing shares, for approximately ¥75.9 billion.

Following our investment in Showa Leasing, we conducted a fair value review of Showa Leasing's assets and liabilities, and also conducted a fair value review of its intangible assets for purposes of preparing our consolidated balance sheet as of March 31, 2005 (deemed acquisition date). The excess of our purchase price over the net asset fair value after recognized identified intangible assets and their associated deferred tax liability was accounted for as consolidation goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of March 31, 2005.

	Billions of yen
Cash and due from banks	¥ 1.9
Securities	11.5
Loans and bills discounted	0.7
Other assets (including ¥132.1 billion of installment receivables and ¥10.1 billion of intangible assets)	223.4
Premises and equipment	313.4
Total assets acquired, excluding consolidation goodwill	551.1
Consolidation goodwill	51.2
Total assets acquired	602.4
Commercial paper	(6.0)
Borrowed money	(458.8)
Other liabilities	(52.4)
Reserve for retirement benefit	(2.1)
Deferred tax liabilities	(6.1)
Total liabilities assumed	(525.5)
Minority interest	(0.9)
Net assets acquired (Total purchase price)	75.9

4. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at the end of the fiscal year and cash and due from banks in the consolidated balance sheets as of March 31, 2005 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Cash and due from banks	**¥ 277,593**	¥ 312,709	**$ 2,584,910**
Interest-bearing deposits included in due from banks	**(115,367)**	(155,531)	**(1,074,285)**
Cash and cash equivalents at end of year	**¥ 162,226**	¥ 157,178	**$ 1,510,625**

5. Other Monetary Claims Purchased

(i) Other monetary claims purchased as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trading purposes	¥189,908	¥187,601	$1,768,399
Other	130,471	59,386	1,214,931
Total	¥320,379	¥246,987	$2,983,330

(ii) Fair value and the unrealized gain of other monetary claims purchased for trading purposes as of March 31, 2005 and 2004 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Fair value	Unrealized gain	Fair value	Unrealized gain	Fair value	Unrealized gain
Trading purposes	¥189,908	¥2,137	¥187,601	¥67	$1,768,399	$19,905

The Bank reclassified other monetary claims purchased of ¥20,755 million from held for other than trading purposes to trading in the fiscal year ended March 31, 2004. This resulted in an increase in income before income taxes and minority interests of ¥55 million.

6. Trading Assets

Trading assets as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trading securities	¥ 666	¥446,722	$ 6,206
Derivatives for trading securities	799	240	7,445
Securities held to hedge trading transactions	104,657	106,844	974,551
Derivatives for securities held to hedge trading transactions	0	—	7
Trading-related financial derivatives	62,378	81,289	580,857
Total	¥168,501	¥635,096	$1,569,066

7. Monetary Assets Held in Trust

(i) Monetary assets held in trust as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trading purposes	¥218,258	¥230,713	$2,032,391
Other	153,965	12,037	1,433,705
Total	¥372,224	¥242,750	$3,466,096

(ii) Fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2005 and 2004 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥218,258	¥(6,016)	¥230,713	¥(4,370)	$2,032,391	$(56,021)

(iii) The acquisition cost and the book value of monetary assets held in trust for other than trading purposes as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Other	¥153,965	¥—	¥—	¥153,965	¥12,037	¥—	¥—	¥12,037

	Thousands of U.S. dollars			
	2005			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Other	$1,433,705	$—	$—	$1,433,705

8. Securities

Securities as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trading securities	¥ 48,550	¥ 72,932	$ 452,099
Securities being held to maturity	525	20	4,892
Securities available-for-sale:			
Marketable securities, at fair value	1,182,543	1,305,578	11,011,675
Securities whose fair value is not readily determinable, at amortized cost	223,501	100,535	2,081,212
Equity of unconsolidated subsidiaries, at cost and affiliates using the equity method	23,097	4,167	215,085
Total	¥1,478,219	¥1,483,234	$13,764,963

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral and securities purchased under resale agreements and securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2005 and 2004 were ¥13,749 million (U.S.$128,032 thousand) and ¥20,213 million, respectively.

SHINKI's securities (stocks and convertible bonds), ¥21.1 billion, category was changed from "Securities available-for-sale" to "Equity of unconsolidated subsidiaries, at cost and affiliates," according to the exercise of convertible right of the bond in the fiscal year ended March 31, 2005.

The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity								
Japanese national government bonds	¥ 25	¥ 0	¥ —	¥ 26	¥ 20	¥ 1	¥ —	¥ 21
Japanese corporate bonds	499	—	0	499	—	—	—	—
Total	¥ 525	¥ 0	¥ 0	¥ 525	¥ 20	¥ 1	¥ —	¥ 21
Securities available-for-sale:								
Equity securities	¥ 16,910	¥1,788	¥ 3	¥ 18,695	¥ 1,451	¥ 749	¥ 11	¥ 2,189
Japanese national government bonds	586,890	859	50	587,790	869,762	1,241	1,610	869,393
Japanese local government bonds	134,619	1	71	134,548	132,035	0	129	131,905
Japanese corporate bonds	354,366	170	118	354,419	143,804	148	332	143,621
Other, mainly foreign debt securities	84,260	3,494	812	87,089	146,323	13,259	1,253	158,467
Total	¥1,177,047	¥6,314	¥1,056	¥1,182,543	¥1,293,377	¥15,399	¥3,337	¥1,305,578

	Thousands of U.S. dollars			
	2005			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity				
Japanese national government bonds	$ 236	$ 6	$ —	$ 242
Japanese corporate bonds	4,656	—	0	4,656
Total	$ 4,892	$ 6	$ 0	$ 4,898
Securities available-for-sale:				
Equity securities	$ 157,467	$16,653	$ 33	$ 174,087
Japanese national government bonds	5,465,042	8,003	472	5,473,419
Japanese local government bonds	1,253,556	12	670	1,252,899
Japanese corporate bonds	3,299,813	1,592	1,099	3,300,305
Other, mainly foreign debt securities	784,619	32,542	7,567	810,965
Total	$10,960,497	$58,802	$9,841	$11,011,675

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss for the fiscal years ended March 31, 2005 and 2004 was ¥1,225 million (U.S.$11,410 thousand) and ¥5 million, respectively.

Gross unrealized gains or losses as of March 31, 2005 and 2004, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥238 million (gain) (U.S.$2,217 thousand) and ¥138 million (gain) respectively and for which the gain or loss has been recorded in other business income (losses).

The Bank changed its intent to hold certain "Securities available-for-sale" totaling ¥27,998 million and classified them as "Trading securities" in the fiscal year ended March 31, 2004. This resulted in an increase in income before income taxes and minority interests of ¥1,197 million.

Securities available-for-sale sold during the fiscal years ended March 31, 2005 and 2004 were as follows:

	Millions of yen					
	2005			2004		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	¥634,605	¥5,796	¥3,656	¥701,198	¥7,015	¥2,616

	Thousands of U.S. dollars		
	2005		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	$5,909,351	$53,980	$34,048

In addition to the above, profit and loss resulting from the cancellation of derivative instruments executed to hedge these investments was recorded in other business income (losses) for the fiscal year ended March 31, 2005.

The amortized cost of securities available-for-sale whose fair value is not readily determinable as of March 31, 2005 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Equity securities	¥ 6,214	¥ 2,204	$ 57,864
Japanese local government bonds	17,085	4	159,098
Japanese corporate bonds	174,881	86,403	1,628,473
Foreign securities	21,988	11,855	204,753
Other	3,331	67	31,024
Total	¥223,501	¥100,535	$2,081,212

Redemption schedules for held-to-maturity and available-for-sale debt securities as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	**¥225,573**	**¥321,895**	**¥5,172**	**¥35,174**	¥372,765	¥392,470	¥ 60,796	¥43,381
Japanese local government bonds	**147,819**	**3,805**	**9**	**—**	131,896	4	9	—
Japanese corporate bonds	**257,503**	**270,360**	**1,938**	**—**	120,550	94,057	15,391	26
Subtotal	**630,896**	**596,060**	**7,120**	**35,174**	625,211	486,532	76,196	43,407
Other	**6,283**	**66,555**	**28,334**	**6,282**	1,060	90,612	71,848	3,645
Total	**¥637,179**	**¥662,616**	**¥35,455**	**¥41,456**	¥626,272	¥577,145	¥148,044	¥47,053

	Thousands of U.S. dollars			
	2005			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	**$2,100,509**	**$2,997,442**	**$ 48,168**	**$327,537**
Japanese local government bonds	**1,376,472**	**35,437**	**87**	**—**
Japanese corporate bonds	**2,397,831**	**2,517,554**	**18,049**	**—**
Subtotal	**5,874,812**	**5,550,433**	**66,304**	**327,537**
Other	**58,511**	**619,756**	**263,849**	**58,504**
Total	**$5,933,323**	**$6,170,189**	**$330,153**	**$386,041**

9. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Loans on deeds	**¥2,820,518**	¥2,383,851	**$26,264,257**
Loans on bills	**171,338**	340,203	**1,595,475**
Bills discounted	**30**	288	**280**
Overdrafts	**438,535**	322,699	**4,083,576**
Total	**¥3,430,421**	¥3,047,042	**$31,943,588**

(1) Loans and bills discounted include loans to bankrupt obligors totaling ¥2,622 million (U.S.$24,424 thousand) and ¥7,960 million as of March 31, 2005 and 2004, respectively, as well as non-accrual delinquent loans totaling ¥48,181 million (U.S.$448,657 thousand) and ¥69,531 million as of March 31, 2005 and 2004, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of past due loans (three months or more) as of March 31, 2005 and 2004 were ¥5,599 million (U.S.$52,143 thousand) and ¥8,202 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or past due loans (three months or more). The outstanding balances of restructured loans as of

March 31, 2005 and 2004 were ¥23,614 million (U.S.$219,894 thousand) and ¥9,232 million, respectively.

(2) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2005 and 2004 were ¥118,143 million (U.S.$1,100,131 thousand) and ¥176,605 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA.

(3) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥252,812 million (U.S.$2,354,154 thousand) and ¥252,601 million for the fiscal years ended March 31, 2005 and 2004, respectively, with the subordinated certificates retained by the Bank totaling ¥98,091 million (U.S.$913,413 thousand) and ¥101,647 million as of March 31, 2005 and 2004, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(4) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with the JICPA Industry Audit Committee Report No. 24, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2005 and 2004 were ¥38 million (U.S.$357 thousand) and ¥293 million, respectively.

10. Other Assets

Other assets as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Accrued income	**¥ 40,850**	¥ 31,521	**$ 380,392**
Prepaid expenses	**5,365**	847	**49,962**
Fair value of derivatives	**23,846**	23,731	**222,055**
Deferred losses on derivatives for hedging purposes	**—**	12,035	**—**
Financial stabilization fund contribution	**70,239**	70,239	**654,055**
Accounts receivable	**62,524**	138,694	**582,221**
Installment receivables	**377,300**	26,754	**3,513,363**
Intangible assets	**77,229**	—	**719,153**
Other	**193,084**	71,267	**1,797,975**
Total	**¥850,440**	¥375,088	**$7,919,176**

Conventionally, although the investment share of investment limited liability association was included in "Other" in "Other assets," from this fiscal year, it is included in "securities" in relation with the investment share having been defined as securities by "The Law which Revises the Parts of the Securities Exchange Act etc." (June 9, 2004, Law No. 97). This amount is ¥16,426 million (U.S.$152,964 thousand) as of March 31, 2005.

Installment receivables in other assets include credits to bankrupt obligors totaling ¥1,442 million (U.S.$13,429 thousand), non-accrual delinquent credit totaling ¥4,256 million (U.S.$39,638 thousand), past due credits (three months or more) of ¥1,041 million (U.S.$9,702 thousand), and restructured credit of ¥18,270 million (U.S.$170,131 thousand).

11. Premises and Equipment

Premises and equipment as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Land	¥ 43,619	¥ 38,834	$ 406,182
Buildings	48,145	42,689	448,325
Equipment	324,969	10,946	3,026,069
Security deposits	16,634	7,724	154,899
Other	966	924	8,998
Subtotal	434,335	101,120	4,044,473
Accumulated depreciation	(15,397)	(11,416)	(143,376)
Net book value	¥418,938	¥ 89,703	$3,901,097

12. Reserve for Credit Losses

Reserve for credit losses as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Reserve for loan losses:			
General reserve	¥ 65,410	¥ 61,032	$ 609,092
Specific reserve	51,807	55,087	482,424
Reserve for loans to restructuring countries	5	5	52
Subtotal	117,223	116,125	1,091,568
Specific reserve for other credit losses	32,576	61,790	303,347
Total	¥149,799	¥177,916	$1,394,915

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current	¥ 42,013	¥ 35,149	$ 391,220
Ordinary	884,322	737,511	8,234,682
Notice	17,016	21,184	158,455
Time	1,785,817	1,180,634	16,629,275
Negotiable certificates of deposit	372,607	471,068	3,469,669
Other	351,036	288,940	3,268,798
Total	¥3,452,813	¥2,734,489	$32,152,099

14 Debentures

Debentures as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Coupon debentures	**¥1,214,372**	¥1,290,977	**$11,308,061**
Discount debentures	**28,260**	67,043	**263,153**
Total	**¥1,242,632**	¥1,358,021	**$11,571,214**

Annual maturities of debentures as of March 31, 2005 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	**¥ 343,732**	**$ 3,200,784**
2007	**397,304**	**3,699,643**
2008	**152,013**	**1,415,528**
2009	**178,677**	**1,663,821**
2010 and thereafter	**170,904**	**1,591,438**
Total	**¥1,242,632**	**$11,571,214**

15 Trading Liabilities

Trading liabilities as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Derivatives for trading securities	**¥ 2,091**	¥ 280	**$ 19,475**
Derivatives for securities held to hedge trading transactions	**12**	—	**114**
Trading-related financial derivatives	**66,463**	90,336	**618,898**
Other	**534**	1,614	**4,973**
Total	**¥69,101**	¥92,231	**$643,460**

16 Borrowed Money

Borrowed money as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Subordinated debt	**¥ 175,000**	¥194,000	**$ 1,629,575**
Borrowings from the Bank of Japan and other financial institutions	**985,265**	140,416	**9,174,651**
Total	**¥1,160,265**	¥334,416	**$10,804,226**

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2005 was 1.38%.

Annual maturities of borrowed money as of March 31, 2005 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	**¥ 502,550**	**$ 4,679,674**
2007	**214,071**	**1,993,406**
2008	**104,250**	**970,762**
2009	**36,478**	**339,686**
2010 and thereafter	**302,914**	**2,820,698**
Total	**¥1,160,265**	**$10,804,226**

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Foreign exchange assets:			
Foreign bills bought	¥ 8	¥ 5	$ 78
Foreign bills receivable	1,674	1,726	15,590
Due from foreign banks	6,868	7,759	63,956
Total	¥8,550	¥9,490	$79,624
Foreign exchange liabilities:			
Foreign bills payable	¥ 18	¥ 2	$ 175
Due to foreign banks	1	1	18
Total	¥ 20	¥ 4	$ 193

18. Corporate Bonds

Corporate bonds as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Corporate bonds	¥15,509	¥ 5,397	$144,425
Subordinated bonds	72,834	25,277	678,222
Total	¥88,344	¥30,675	$822,647

Annual maturities of corporate bonds as of March 31, 2005 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ —	$ —
2007	536	5,000
2008	4,541	42,291
2009	6,327	58,918
2010 and thereafter	76,938	716,438
Total	¥88,344	$822,647

19. Other Liabilities

Other liabilities as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Accrued expenses	¥ 46,326	¥ 42,679	$ 431,387
Unearned income	1,959	2,434	18,243
Income taxes payable	2,541	1,125	23,661
Fair value of derivatives	16,977	32,464	158,094
Deferred gains on derivatives for hedging purposes	1,240	—	11,552
Matured debentures, including interest	41,223	48,993	383,864
Due to trust account	39,511	15,089	367,930
Accounts payable	17,639	209,901	164,256
Deferred gains on installment receivables	56,171	5,076	523,061
Deposits payable	93,417	11,963	869,888
Other	95,755	55,170	891,657
Total	¥412,763	¥424,899	$3,843,593

20. Reserve for Retirement Benefits

The following table presents the funded status of the plans as of March 31, 2005 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	¥(68,122)	¥(53,189)	$(634,348)
Fair value of plan assets	61,539	47,812	573,049
Funded status (projected benefit obligation in excess of plan assets)	(6,582)	(5,376)	(61,299)
Unrecognized pension assets	(160)	—	(1,496)
Unrecognized prior service cost	(5,138)	(4,310)	(47,850)
Unrecognized net actuarial losses	8,667	6,911	80,710
Unrecognized obligation at transition	6,054	6,659	56,376
Net amount accrued on the balance sheets	2,839	3,884	26,441
Prepaid pension cost	6,216	4,514	57,885
Reserve for retirement benefits	¥ (3,376)	¥ (629)	$ (31,444)

The following table provides the components of net periodic retirement benefit cost for the plans included in general and administrative expenses and other losses, net, for the fiscal years ended March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Service cost	¥3,077	¥2,457	$28,655
Interest cost	1,395	1,132	12,995
Expected return on plan assets	(1,327)	(974)	(12,366)
Amortization of prior service cost	(340)	(319)	(3,175)
Amortization of net actuarial losses	934	765	8,698
Amortization of unrecognized obligation at transition	605	605	5,638
Other (extraordinary severance benefit expensed, etc.)	3,307	604	30,796
Net periodic retirement benefit cost	¥7,650	¥4,272	$71,241

Assumptions used in calculation of the above information were as follows:

	2005	2004
Discount rate	2.00–2.20%	2.20%
Expected rate of return on plan assets	2.20–3.50%	2.20%
Method of attributing the projected benefits to periods of service	Straight-line basis	Straight-line basis
Period of amortization of prior service cost	9.49–14.74 years	9.73–14.74 years
Period of amortization of net actuarial losses	9.49–14.74 years	9.73–14.74 years
Period of amortization of unrecognized obligation at transition	15 years	15 years

The table includes benefit obligations of consolidated subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the fiscal year-end.

21. Acceptances and Guarantees

Acceptances and guarantees as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Guarantees	**¥1,058,159**	¥38,209	**$9,853,426**
Letters of credit	**2**	129	**22**
Total	**¥1,058,161**	¥38,339	**$9,853,448**

The increase in guarantees is attributable to the acquisition of APLUS in September 2004. APLUS extends credit in the form of guarantees. The most significant component of APLUS's guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS's partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Among the abovementioned amount, ¥1,032,476 million (U.S.$9,614,274 thousand) is due to this guarantee business as of March 31, 2005.

22. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets:			
Cash and due from banks	**¥ 103**	¥ 2,186	**$ 959**
Trading assets	—	445,352	—
Securities	**376,310**	445,896	**3,504,145**
Loans and bills discounted	**280**	480	**2,611**
Other assets	**82,077**	—	**764,295**
Premises and equipment	**321**	—	**2,998**
Debts:			
Deposits, including negotiable certificates of deposit	**¥ 11,059**	¥ 5,860	**$ 102,986**
Payables under repurchase agreements	—	445,634	—
Collateral related to securities lending transactions	—	29,275	—
Borrowed money	**128,764**	407	**1,199,032**
Other liabilities	**921**	947	**8,577**
Acceptances and guarantees	—	2,176	—

A total of ¥38,669 million (U.S.$360,086 thousand) of unearned lease claims are pledged as collateral for the above-mentioned borrowed money as of March 31, 2005.

In addition, ¥128,356 million (U.S.$1,195,235 thousand) of securities as of March 31, 2005 and ¥162,277 million of securities and ¥52 million of foreign exchanges as of March 31, 2004, were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥4,540 million (U.S.$42,278 thousand) and ¥2,673 million of margin deposits for futures transactions outstanding were included in other assets as of March 31, 2005 and 2004, respectively.

23. Shareholders' Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2005 was as follows:

(i) 2,500,000 thousand common shares.

(ii) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The number of common shares was changed in the capital stock and capital surplus accounts for the fiscal years ended March 31, 2004 and 2005.

	Millions of yen							
	Common stock		Preferred stock Class A		Preferred stock Class B		Capital surplus	Treasury stock
	Outstanding number of shares (thousands)	Stated value	Shares (thousands)	Stated value	Shares (thousands)	Stated value	Stated value	Cost
Fiscal year ended March 31, 2004:								
Beginning of year	2,717,075	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	¥(0)
1-for-2 reverse stock split	(1,358,537)							
Increase in treasury stock	(1)							(1)
End of year	1,358,536	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	¥(1)
Fiscal year ended March 31, 2005:								
Beginning of year	**1,358,536**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥(1)**
Increase in treasury stock	**(12)**							**(8)**
End of year	**1,358,523**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥(9)**
Thousands of U.S. dollars (107.39)		**$1,684,084**		**$451,096**		**$2,067,232**	**$172,813**	**$(87)**

Japanese banks are subject to the Code and to the Japanese Banking Law (the "Banking Law").

The Code prescribes that all shares be recorded with no par value. The Code requires that at least 50% of the issue price of new shares be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital, which is included in capital surplus.

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other cash payments which are made as appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 100% of stated capital may be available for dividends. The Bank's retained earnings of ¥250,194 million (U.S.$2,329,771 thousand), exclusive of the legal reserve, as of March 31, 2005, are available for cash dividends and other cash payments which are made as an appropriation of retained earnings. The Bank's legal reserve amount totaled ¥6,249 million (U.S.$58,197 thousand) as of March 31, 2005.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general meeting of shareholders and to dispose of such treasury stock by resolution of the Board of Directors. The repurchase amount of treasury stock cannot exceed the amount available for future dividends plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general meeting of shareholders.

The Bank held 6,749 shares and 1,606 shares of treasury stock as of March 31, 2005 and 2004, respectively.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

After the June 2004 annual general meeting of common shareholders, we adopted a Company with Committees board model as stipulated in the Commercial Code. In this model, dividends are approved by the Board of Directors at a meeting held subsequent to the fiscal year to which the dividends are applicable and notified at the general meeting of shareholders. Semiannual interim dividends may also be paid upon resolution of the Board of

Directors, subject to certain limitations imposed by the Code and the Banking Law.

Holders of Class A preferred shares issued on March 31, 1998, are entitled to priority over holders of common stock as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class A preferred shares are to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Class A preferred shares are convertible on or after October 1, 1998, and up to and including March 31, 2008, at the option of the shareholders, into fully paid shares of common stock of the Bank at an initial exchange price of ¥326, which was subsequently adjusted to ¥180 on or after October 1, 1999.

Unless previously converted at the option of Class A preferred shareholders, all outstanding Class A preferred shares will be mandatorily exchanged for fully paid shares of common stock on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a specified period preceding April 1, 2008, with a maximum cap of four common shares per one Class A preferred share.

Holders of Class B preferred shares issued on April 1, 2000, are entitled to priority over holders of common stock and an equal ranking with holders of Class A preferred shares regarding any payment of dividends and distributions upon liquidation. Holders of Class B preferred shares are to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation. Class B preferred shares are convertible on or after August 1, 2005, and up to and including July 31, 2007, at the option of shareholders, into fully paid shares of common stock of the Bank. On August 1, 2007, Class B preferred shares become mandatorily convertible.
The conversion shall be for the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable, or "net asset value," as defined, per common share if the shares are not publicly traded. At no time, however, shall the conversion price be less than ¥300 or more than ¥400.

The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the capital stock of the Bank consisted of 1,358,537 thousand shares of common stock, 74,528 thousand shares of Class A preferred stock and 600,000 thousand shares of Class B preferred stock.

The Bank's common shareholders approved the amendment of the conversion conditions of preferred stock simultaneously at the general meeting of shareholders held on June 25, 2003. Consequently, as of June 29, 2003, the conversion conditions of preferred stock were amended as follows:

- For Class A preferred shares, the conversion price is changed to ¥360 from ¥180, and the maximum number of shares of common stock to one share of preferred stock is changed to two shares from four shares at the time of simultaneous conversion to common stock.
- For Class B preferred shares, the minimum conversion price is changed to ¥600 from ¥300, and the maximum conversion price is changed to ¥800 from ¥400. The maximum number of share of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is changed to 2/3 shares from 4/3 shares, and the minimum is changed to 1/2 share from one share.

In addition, due to the issuance of stock options as of July 1, 2004, the minimum conversion price is changed to ¥599.90 from ¥600, and the maximum conversion price is changed to ¥799.90 from ¥800 for Class B preferred shares as per the market price methodology in the terms and conditions.

24. Stock Acquisition Rights and Acquisition of Treasury Stock

At the general meeting of shareholders on June 24, 2004, the Bank obtained approval for the issuance of stock acquisition rights as stock options plan to directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries. Stock acquisition rights were issued to eligible individuals free of charge as shown in the following schedule.

Date of issuance	Total number of stock acquisition rights issued	Total number of directors and employees	Exercisable period	Exercise price
July 1, 2004	9,455	2,185	July 1, 2006–June 23, 2014	¥684
October 1, 2004	161	3	July 1, 2006–June 23, 2014	¥646
December 10, 2004	25	1	July 1, 2006–June 23, 2014	¥697
June 1, 2005	250	1	July 1, 2006–June 23, 2014	¥551

At the general meeting of shareholders on June 24, 2005, the Bank obtained approval for the issuance of stock acquisition rights as stock options plan to directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries. Stock acquisition rights will be issued to eligible individuals free of charge. In order to implement the stock option plan, and in order to conduct flexible capital management in response to changes in the business environment, the Bank also obtained approval for acquisitions of treasury stock for authorized maximum aggregate acquisition prices. Stock acquisition rights and relevant acquisitions of treasury stock are outlined as follows:

(a) Stock acquisition rights
Stock acquisition rights provide directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries (the "holders") to purchase common stock of the Bank without any considerations up to a total of 24,000,000 common shares for up to 24,000 units of stock acquisition rights at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share as stipulated below (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. The exercise price of stock acquisition rights shall be the average value of the closing price of the Bank's common shares on the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of issuance of stock acquisition rights, excluding days on which no transactions were concluded, and rounded up to the nearest yen. However, if the said value is lower than the closing price on the issuance date, the closing price of the issuance date itself shall be the exercise price.

The exercise period for the stock acquisition rights is from July 1, 2005 to June 23, 2015 and, within this period, the holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only one-half of the number of stock acquisition rights granted to them. Stock acquisition rights may not be pledged as collateral or disposed of in any other way. Other conditions shall be stipulated in the "Agreement on the Grant of Stock Acquisition Rights" to be entered into between the Bank and the eligible directors, statutory executive officers and employees of the Bank and its wholly owned subsidiaries to whom stock acquisition rights are to be allotted based on the resolution of this general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights. The number of common shares to be purchased by exercise of stock acquisition rights and the exercise price described above will be adjusted due to a stock split or reverse stock split in the subsequent periods in accordance with a predetermined formula. If stock acquisition rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company, if the Bank exchanges shares with another company to become its 100% parent company, or if the Bank spins off its business to establish a new company, the Bank may adjust the number of common shares to be purchased by exercise of stock acquisition rights and the exercise price as considered necessary.

(b) Acquisitions of treasury stock
At the annual general meeting of shareholders on June 24, 2005, the Bank obtained approval to acquire up to 25 million common shares of the Bank at an aggregate acquisition price of ¥17.5 billion as treasury stock. The acquisitions can be made during the period from the closing of the annual general meeting of shareholders on June 24, 2005, to the closing of the immediately following annual general meeting of shareholders.

25. Net Trading Income

Net trading income for the fiscal years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Income from trading securities	¥ 1,870	¥ 364	$ 17,422
Income from (loss on) securities held to hedge trading transaction	2,197	(203)	20,467
Income from trading-related financial derivatives	19,845	2,715	184,803
Other, net	77	(161)	723
Total	¥23,992	¥2,714	$223,415

26. Other Business Income (Losses)

"Other, net" in other business income (losses) for the fiscal years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net gain on other monetary claims purchased for trading purposes	¥15,098	¥10,564	$140,591
(Losses) income from derivatives for banking purposes, net	(1,182)	2,494	(11,015)
Equity in net income of affiliates	1,762	506	16,413
Income (losses) from equity related derivatives	600	(551)	5,593
Amortization of deferred issuance cost for debentures	(301)	(193)	(2,895)
Other, net	4,659	741	43,476
Total	¥20,636	¥13,562	$192,163

27. Net Credit Recoveries

Net credit recoveries for the fiscal years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Losses on write-off of loans	¥ 10,076	¥ 2,071	$ 93,828
Losses on sale of loans	—	7	—
Net reversal of reserve for loan losses:			
Net reversal of general reserve for loan losses	(2,780)	(19,740)	(25,893)
Net reversal of specific reserve for loan losses	(7,759)	(12,200)	(72,254)
Net reversal of reserve for loan losses to restructuring countries	(0)	(46)	(0)
Subtotal	(10,539)	(31,987)	(98,147)
Net (reversal) provision of specific reserve for other credit losses	(234)	12,961	(2,180)
(Reversal) provision of reserve for losses on sale of bonds	(291)	1,532	(2,715)
Total	¥ (989)	¥(15,415)	$ (9,214)

28. Other (Losses) Gains, Net

Other (losses) gains, net, for the fiscal years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net loss on disposal of premises and equipment	¥ (517)	¥(1,674)	$ (4,815)
Pension-related costs	(3,253)	(865)	(30,299)
Gain on prescription of debentures	334	198	3,118
Recoveries of written-off claims	779	1,514	7,256
Provision for loss on disposition of premises and equipment	(153)	—	(1,425)
Refund of Tokyo regional bank tax	—	2,699	—
Other, net	(4,247)	(1,719)	(39,551)
Total	¥(7,057)	¥ 152	$(65,716)

29. Lease Transactions

(1) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, as of March 31, 2005 and 2004 consisted of the following:

As Lessee

Acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2005	2004	2005
Acquisition cost:			
Equipment	**¥2,799**	¥209	**$26,068**
Other	**248**	182	**2,315**
Total	**¥3,048**	¥392	**$28,383**
Accumulated depreciation:			
Equipment	**¥ 285**	¥117	**$ 2,660**
Other	**126**	109	**1,174**
Total	**¥ 411**	¥226	**$ 3,834**
Net balance:			
Equipment	**¥2,513**	¥ 92	**$23,407**
Other	**122**	73	**1,141**
Total	**¥2,636**	¥166	**$24,548**

Lease obligations as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Obligations:			
Due within one year	**¥ 759**	¥ 78	**$ 7,073**
Due after one year	**1,957**	115	**18,229**
Total	**¥2,717**	¥193	**$25,302**

For the fiscal years ended March 31, 2005 and 2004, total lease payments were ¥444 million (U.S.$4,139 thousand) and ¥86 million, depreciation expenses were ¥410 million (U.S.$3,822 thousand) and ¥98 million, and interest expenses were ¥45 million (U.S.$422 thousand) and ¥4 million, respectively.

Depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the acquisition cost of leased assets is charged to interest expense, and is allocated to each fiscal year using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased property as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2005	2004	2005
Acquisition cost:			
Equipment	¥283,416	¥—	$2,639,135
Other	50,318	—	468,561
Total	¥333,735	¥—	$3,107,696
Accumulated depreciation:			
Equipment	¥ 898	¥—	$ 8,369
Other	116	—	1,081
Total	¥ 1,014	¥—	$ 9,450
Net balance:			
Equipment	¥282,518	¥—	$2,630,766
Other	50,202	—	467,480
Total	¥332,720	¥—	$3,098,246

Future lease payment receivables as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Receivables:			
Due within one year	¥120,555	¥—	$1,122,594
Due after one year	226,576	—	2,109,848
Total	¥347,131	¥—	$3,232,442

Total lease revenues were ¥1,256 million (U.S.$11,702 thousand), depreciation expenses were ¥1,017 million (U.S.$9,471 thousand), and interest income was ¥193 million (U.S.$1,806 thousand) for the fiscal year ended March 31, 2005.

Depreciation expense is calculated using the straight-line method over the lease term. The differences between total lease revenues and acquisition cost of leased assets were charged to interest income, and were allocated to each period using the interest method.

(2) Non-cancelable operating leases obligations as lessee and future lease payment receivables as lessor as of March 31, 2005 and 2004 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Obligations:			
Due within one year	¥1,367	¥1	$12,736
Due after one year	5,728	1	53,346
Total	¥7,096	¥2	$66,082

As Lessor

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Future lease payment receivables:			
Due within one year	¥163	¥—	$1,522
Due after one year	765	—	7,127
Total	¥928	¥—	$8,649

30. Segment Information

(a) Business Segment Information
The Group is engaged in banking and other related activities such as securities, trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information
Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income
Foreign operating income comprises transactions at the Bank's overseas branch and income from the consolidated overseas subsidiaries. The composition of this volume of transactions did not reach 10% of operating income, therefore foreign operating income segment information is not presented.

31. Income Taxes

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitants tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% and 43.9% for the fiscal years ended March 31, 2005 and 2004, respectively.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2005 and 2004 is as follows:

	2005	2004
Normal effective statutory tax rate	**40.7%**	43.9%
Increase (decrease) in taxes resulting from:		
Permanently tax-exempt income	**(1.6)**	(0.5)
Amortization of consolidation goodwill	**3.0**	0.0
Other non-deductible expenses	**1.0**	0.8
Change in valuation allowance	**(46.2)**	(293.9)
Change in enacted tax rate	**—**	(32.1)
Expiration of tax loss carryforwards	**—**	288.3
Other	**0.0**	(2.8)
Actual effective tax rate	**(3.1)%**	3.7%

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Tax loss carryforwards	**¥ 250,481**	¥ 177,044	**$ 2,332,444**
Reserve for credit losses	**104,118**	76,712	**969,536**
Deferred income on installment receivables	**14,358**	—	**133,702**
Losses on impairment of premises and equipment	**14,015**	—	**130,508**
Reserve for retirement benefits	**9,491**	7,406	**88,386**
Securities	**7,575**	7,611	**70,546**
Accrued employees bonuses	**4,018**	2,791	**37,422**
Deferred gains on installment receivables	**3,920**	—	**36,510**
Other	**15,959**	12,956	**148,611**
Subtotal	**423,939**	284,523	**3,947,665**
Valuation allowance	**(382,631)**	(256,594)	**(3,563,004)**
Total deferred tax assets	**41,308**	27,929	**384,661**
Offset with deferred tax liabilities	**(16,684)**	(4,987)	**(155,366)**
Net deferred tax assets	**¥ 24,623**	¥ 22,941	**$ 229,295**

Deferred tax liabilities:			
Temporary differences due to application of overall fair value adjustments (mainly related to identified intangible assets)	¥ 33,344	¥ —	$ 310,497
Net unrealized gain on securities available-for-sale	2,128	4,908	19,821
Other	1,474	122	13,728
Total deferred tax liabilities	36,947	5,030	344,047
Offset with deferred tax assets	(16,684)	(4,987)	(155,366)
Net deferred tax liabilities	¥ 20,262	¥ 42	$ 188,681

Effective on April 1, 2004, the normal effective statutory tax rate was changed from 43.9% to 40.7%, as a result of the abolition of the additional tax related to initial filings of consolidated tax returns which was partially offset by the introduction of a new nationwide local tax on gross corporate profits.

As a result of these changes, the normal effective statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities changed from 43.9% for the fiscal year ended March 31, 2003 to 40.7% for the fiscal year ended March 31, 2004. As a result, deferred tax assets decreased by ¥1,714 million (U.S.$16,221 thousand) and the debit amount of income tax (deferred) increased by ¥2,095 million (U.S.$19,820 thousand) for the fiscal year ended March 31, 2004.

The Bank had ¥423,435 million (U.S.$3,942,969 thousand) of tax loss carryforwards related to corporation tax as of March 31, 2005. The schedule of tax loss carryforwards and their expiration dates was as follows:

	Amount		
Fiscal year ended March 31,	Millions of yen	Thousands of U.S. dollars	Date of expiry
2001	¥205,209	$1,910,882	March 31, 2006
2002	63,096	587,540	March 31, 2009
2003	155,129	1,444,547	March 31, 2010
Total	¥423,435	$3,942,969	

In addition, other important tax loss carryforwards of major subsidiaries are as follows:

APLUS	Fiscal year ended March 31, 2005 .... ¥157.7		March 31, 2012
Showa Leasing	Fiscal year ended March 31, 2005 .... ¥ 42.5		March 31, 2012

The Bank cannot add the tax loss carryforwards of APLUS and Showa Leasing to its own tax loss carryforwards because, as less than wholly owned subsidiaries, they are not included in the Bank's consolidated corporate tax system.

32. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issues commitments to extend credit and establishes credit lines for overdrafts to meet the financing needs of its customers. The unfunded amounts of these commitments were ¥3,277,644 million (U.S.$30,520,947 thousand) and ¥1,304,633 million as of March 31, 2005 and 2004, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥3,095,283 million (U.S.$28,822,831 thousand) and ¥1,156,713 million as of March 31, 2005 and 2004, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

33. Related Party Transactions

Related party transactions for the fiscal years ended March 31, 2005 and 2004 were as follows:

			Amounts of the transactions		
			Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transa[illegible]s	2005	2004	2005
JCF Services Co., LLC (*1)	Companies in which a majority of the voting rights are owned by directors	Expense for advisory service on M&A(*4) Income from sublease of office rent, including office space, office equipment and sharing of administrative expenses(*5)	¥59	¥ 53	$557
Ripplewood Holdings Management LLC (*2)	Companies in which a majority of the voting rights are owned by directors	Expense for advisory service(*6)	—	334	—
JCF Management LP (*3)	Companies in which a majority of the voting rights are owned by directors	Expense for advisory service(*6)	—	326	—

Notes: (*1) A director of the Bank, J. Christopher Flowers, holds a majority of the voting interests and serves concurrently as the managing member of the company.
(*2) A director of the Bank, Timothy C. Collins, essentially holds a majority of the voting interests and serves concurrently as the senior managing director and chief executive officer of the company.
(*3) A director of the Bank, J. Christopher Flowers, holds a majority of the voting interests of JCF Management LLC and JCF Management LLC serves as the general partner of the partnership.
(*4) The terms and conditions for the advisory service were decided based on the negotiation with the party referring to the terms and conditions generally used in the public.
(*5) The contract was terminated in July 2004.
(*6) The contracts were terminated in December 2003.

34. Derivative Financial Instruments

Purposes

The Bank uses derivative financial instruments primarily to hedge risk for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR"), modeling to quantify the maximum total exposure. In its internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a ten-days holding period and a 99% confidence interval. According to this model, the maximum VaR due to general market risk in the Bank's trading account, including derivatives, was ¥1,540 million (U.S.$14,343 thousand) in the fiscal year ended March 31, 2005 and the average was ¥941 million (U.S.$8,764 thousand). In the fiscal year ended March 31, 2004, the maximum VaR was ¥2,788 million and the average was ¥1,436 million. Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts. The consolidated credit risk asset under the capital adequacy ratio for domestic banking was calculated as ¥46,845 million (U.S.$436,217 thousand) and ¥34,435 million as of March 31, 2005 and 2004, respectively. In addition, we adjust the fair value estimates for derivatives for credit and liquidity risks by reducing ¥791 million (U.S.$7,372 thousand) and ¥2,878 million (U.S.$26,807 thousand) as of March 31, 2005, although the amounts in the following tables are not adjusted for both risks.

Risk Management System

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the whole Bank. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the directors in charge. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Contractual value or notional principal amount				Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):								
Sold	¥ 2,453	¥ 1,414	¥ 11	¥ 11	¥ —	¥ —	¥ —	¥ —
Bought	—	—	—	—	118,300	—	249	249
Interest rate options (listed):								
Sold	—	—	—	—	156,387	—	(410)	(225)
Bought	—	—	—	—	44,307	—	1	(88)
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	2,865,019	2,223,459	34,033	34,033	2,546,578	1,826,174	56,440	56,440
Receive floating and pay fixed	2,413,627	1,728,094	(27,130)	(27,130)	2,379,439	1,735,899	(48,443)	(48,443)
Receive floating and pay floating	696,218	625,548	6,965	6,965	552,559	527,760	1,041	1,041
Receive fixed and pay fixed	5,460	5,222	1	1	54,135	53,515	(949)	(949)
Interest rate swaptions (over-the-counter):								
Sold	689,806	679,306	(13,698)	(465)	66,690	56,690	(2,481)	(1,036)
Bought	1,410,626	1,207,276	13,590	12,716	555,568	542,468	11,753	10,082
Interest rate options (over-the-counter):								
Sold	460,636	298,114	(724)	4,594	462,895	398,719	(1,200)	3,847
Bought	337,349	212,381	266	(1,632)	267,034	232,534	857	(1,212)
Total			¥ 13,314	¥29,093			¥ 16,859	¥ 19,706

	Thousands of U.S. dollars			
	2005			
	Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):				
Sold	$ 22,847	$ 13,175	$ 106	$ 106
Bought	—	—	—	—
Interest rate options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	26,678,643	20,704,528	316,913	316,913
Receive floating and pay fixed	22,475,347	16,091,760	(252,637)	(252,637)
Receive floating and pay floating	6,483,085	5,825,016	64,859	64,859
Receive fixed and pay fixed	50,844	48,631	13	13
Interest rate swaptions (over-the-counter):				
Sold	6,423,381	6,325,607	(127,555)	(4,331)
Bought	13,135,549	11,241,983	126,555	118,411
Interest rate options (over-the-counter):				
Sold	4,289,380	2,775,995	(6,750)	42,786
Bought	3,141,349	1,977,668	2,481	(15,205)
Total			$ 123,985	$ 270,915

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using discounted present values or option pricing models.

(b) Currency-Related Transactions

Currency-related transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Notional principal amount				Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)	¥232,477	¥156,265	¥(3,038)	¥(3,038)	¥191,402	¥180,088	¥(1,337)	¥(1,337)
Forward foreign exchange contracts (over-the-counter):								
Sold	189,052	26,369	(839)	(839)	117,729	13,124	1,220	1,220
Bought	72,297	31,331	(108)	(108)	65,049	10,369	(2,237)	(2,237)
Currency options (over-the-counter):								
Sold	91,918	21,300	(1,909)	438	82,842	8,371	(2,683)	(721)
Bought	92,382	11,412	1,597	84	74,950	5,454	2,165	1,022
Total			¥(4,297)	¥(3,462)			¥(2,873)	¥(2,053)

	Thousands of U.S. dollars			
	2005			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)	$2,164,793	$1,455,125	$(28,294)	$(28,294)
Forward foreign exchange contracts (over-the-counter):				
Sold	1,760,428	245,550	(7,816)	(7,816)
Bought	673,223	291,750	(1,006)	(1,006)
Currency options (over-the-counter):				
Sold	855,936	198,349	(17,780)	4,086
Bought	860,248	106,270	14,874	784
Total			$(40,022)	$(32,246)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of JICPA were excluded in the table above.

(2) Market Values:

The market values were calculated mainly by using the discounted present values or option pricing models.

(c) Equity-Related Transactions

Equity-related transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Contractual value				Contractual value			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Equity index futures (listed):								
Sold	¥14,987	¥—	¥ (192)	¥ (192)	¥ 226	¥—	¥ (9)	¥ (9)
Bought	—	—	—	—	—	—	—	—
Equity index options (listed):								
Sold	1,279	—	(653)	(626)	—	—	—	—
Bought	2,593	—	463	69	—	—	—	—
Equity options (over-the-counter):								
Sold	44,165	—	(2,246)	386	1,610	—	(1)	(1)
Bought	13,125	—	341	53	1,610	—	241	241
Equity index swaps (over-the-counter):								
Receive index and pay floating	—	—	—	—	—	—	—	—
Receive floating and pay index	—	—	—	—	4,982	—	(280)	(280)
Other (over-the-counter):								
Sold	—	—	—	—	—	—	—	—
Bought	91,876	90,376	1,367	1,367	—	—	—	—
Total			¥ (919)	¥1,056			¥ (49)	¥ (49)

	Thousands of U.S. dollars			
	2005			
	Contractual value			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Equity index futures (listed):				
Sold	$139,560	$—	$ (1,796)	$(1,796)
Bought	—	—	—	—
Equity index options (listed):				
Sold	11,918	—	(6,081)	(5,837)
Bought	24,150	—	4,319	646
Equity options (over-the-counter):				
Sold	411,263	—	(20,917)	3,599
Bought	122,218	—	3,175	497
Equity index swaps (over-the-counter):				
Receive index and pay floating	—	—	—	—
Receive floating and pay index	—	—	—	—
Other (over-the-counter):				
Sold	—	—	—	—
Bought	855,537	841,569	12,734	12,734
Total			$ (8,566)	$ 9,842

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(d) Bond-Related Transactions

Bond-related transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Contractual value				Contractual value			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Bond futures (listed):								
Sold	¥ 963	¥—	¥(12)	¥(12)	¥—	¥—	¥—	¥—
Bought	1,670	—	2	2	—	—	—	—
Total			¥ (9)	¥ (9)			¥—	¥—

	Thousands of U.S. dollars			
	2005			
	Contractual value			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Bond futures (listed):				
Sold	$ 8,974	$—	$(113)	$(113)
Bought	15,552	—	25	25
Total			$ (88)	$ (88)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Commodity Derivatives Transactions

Commodity derivatives transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Notional principal amount				Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Commodity swaps (over-the-counter):								
Receive floating and pay fixed	¥26	¥—	¥ 0	¥ 0	¥—	¥—	¥—	¥—
Receive fixed and pay floating	26	—	(0)	(0)	—	—	—	—
Total			¥ 0	¥ 0			¥—	¥—

	Thousands of U.S. dollars			
	2005			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Commodity swaps (over-the-counter):				
Receive floating and pay fixed	$250	$—	$ 9	$ 9
Receive fixed and pay floating	250	—	(5)	(5)
Total			$ 4	$ 4

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values are calculated by using factors such as price of the relevant commodity and contract term.

(3) Commodity derivatives are transaction on fuel.

(f) Credit Derivatives Transactions

Credit derivatives transactions as of March 31, 2005 and 2004 were as follows:

	Millions of yen							
	2005				2004			
	Notional principal amount				Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	¥439,368	¥422,203	¥ 1,516	¥ 1,516	¥ 93,956	¥ 70,956	¥ 835	¥ 835
Bought	399,875	373,375	(1,452)	(1,452)	158,540	157,540	(730)	(730)
Total			¥ 64	¥ 64			¥ 104	¥ 104

	Thousands of U.S. dollars			
	2005			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	$4,091,334	$3,931,495	$ 14,124	$ 14,124
Bought	3,723,585	3,476,821	(13,524)	(13,524)
Total			$ 601	$ 601

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statement of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Market Values:
The market values were calculated by using the discounted present value of estimated cash flows or other models.

(3) "Sold" stands for accepting credit risk and "Bought" stands for transferring credit risk.

35. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal years ended March 31, 2005 and 2004 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	EPS
For the fiscal year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥63,562	1,358,529	¥46.78	$0.44
Effect of dilutive securities				
Preferred stock	3,872	569,128		
Stock acquisition rights	—	1		
Diluted EPS				
Net income for computation	¥67,435	1,927,658	¥34.98	$0.33
For the fiscal year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥62,531	1,358,537	¥46.03	
Effect of dilutive securities				
Preferred stock	3,872	669,128		
Diluted EPS				
Net income for computation	¥66,404	2,027,666	¥32.75	

36. Subsequent Events

(1) The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2005 was approved at the Board of Directors meeting held on May 24, 2005:

	Millions of yen	Thousands of U.S. dollars
Transfer to legal reserve	¥ 738	$ 6,872
Dividends:		
Class A preferred share (¥6.50 per share)	484	4,511
Class B preferred share (¥2.42 per share)	1,452	13,521
Common share (¥1.29 per share)	1,752	16,319
Total	¥4,426	$41,223

(2) On June 27, 2005, the Bank issued 9,626 of the stock acquisition rights with an exercise price of ¥601 per share of common stock. See Note 24 for the stock acquisition rights.

Independent Auditors' Report

Deloitte.

To the Board of Directors and Shareholders of
Shinsei Bank, Limited

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 24, 2005
(June 27, 2005 as to Note 36)

Non-Consolidated Balance Sheets

Shinsei Bank, Limited
March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note)
	2005	2004	2005
ASSETS			
Cash and due from banks	¥ 162,208	¥ 305,563	$ 1,510,466
Call loans	70,000	—	651,830
Collateral related to securities borrowing transactions	3,744	18,121	34,864
Other monetary claims purchased	108,410	91,286	1,009,502
Trading assets	166,817	633,488	1,553,381
Monetary assets held in trust	415,395	355,327	3,868,107
Securities	1,820,753	1,508,204	16,954,592
Loans and bills discounted	3,443,721	3,217,804	32,067,436
Foreign exchanges	8,550	9,490	79,624
Other assets	220,972	334,547	2,057,660
Premises and equipment	26,499	24,123	246,763
Deferred discounts on and issuance expenses for debentures	285	166	2,660
Deferred tax assets	23,543	21,790	219,235
Customers' liabilities for acceptances and guarantees	49,896	64,358	464,633
Reserve for credit losses	(124,499)	(177,960)	(1,159,318)
Total assets	¥6,396,302	¥6,406,313	$59,561,435
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit	¥3,528,879	¥2,778,482	$32,860,408
Debentures	1,246,862	1,362,261	11,610,603
Call money	204,295	112,559	1,902,371
Payables under repurchase agreements	—	445,634	—
Collateral related to securities lending transactions	—	29,275	—
Trading liabilities	64,296	90,336	598,717
Borrowed money	325,394	335,311	3,030,022
Foreign exchanges	289	280	2,697
Corporate bonds	50,000	—	465,593
Other liabilities	128,663	449,169	1,198,093
Accrued employees bonuses	7,616	6,971	70,928
Reserve for retirement benefits	1,010	473	9,405
Reserve for loss on disposition of premises and equipment	153	—	1,425
Reserve for loss on sale of bonds	—	1,918	—
Acceptances and guarantees	49,896	64,358	464,632
Total liabilities	5,607,357	5,677,033	52,214,894
Shareholders' equity:			
Capital stock:			
Common stock	180,853	180,853	1,684,084
Preferred stock	270,443	270,443	2,518,328
Capital surplus	18,558	18,558	172,812
Retained earnings:			
Legal reserve	6,249	4,823	58,197
Unappropriated retained earnings	307,022	247,485	2,858,947
Net unrealized gain on securities available-for-sale, net of taxes	5,822	7,118	54,216
Treasury stock, at cost	(4)	(1)	(43)
Total shareholders' equity	788,945	729,280	7,346,541
Total liabilities and shareholders' equity	¥6,396,302	¥6,406,313	$59,561,435

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥107.39=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2005.

Non-Consolidated Statements of Income

Shinsei Bank, Limited
For the fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note)
	2005	2004	2005
Interest income:			
Interest on loans and bills	¥ 58,595	¥ 63,584	$ 545,636
Interest and dividends on securities	15,551	16,467	144,816
Interest on deposits with banks	2,775	1,957	25,844
Other interest income	4,903	5,824	45,658
Total interest income	81,826	87,833	761,954
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	13,713	12,230	127,697
Interest and discounts on debentures	6,201	8,397	57,748
Interest on other borrowings	8,896	10,345	82,841
Other interest expenses	316	742	2,944
Total interest expenses	29,127	31,715	271,230
Net interest income	52,698	56,118	490,724
Fees and commissions income	20,516	18,883	191,046
Fees and commissions expenses	8,859	7,138	82,495
Net fees and commissions	11,657	11,745	108,551
Net trading income	22,192	2,154	206,649
Other business income (losses):			
Income on monetary assets held in trust, net	29,361	25,819	273,414
Net gain on securities and foreign exchanges	3,168	11,743	29,507
Other, net	3,992	6,474	37,177
Net other business income	36,523	44,037	340,098
Total revenue	123,071	114,055	1,146,022
General and administrative expenses:			
Personnel expenses	29,805	27,407	277,547
Premises expenses	11,152	12,662	103,851
Technology and data processing expenses	8,120	6,183	75,614
Advertising expenses	3,358	2,782	31,271
Consumption and property taxes	3,393	2,563	31,604
Deposit insurance premium	2,115	1,938	19,698
Other general and administrative expenses	12,142	11,924	113,070
Total general and administrative expenses	70,088	65,462	652,655
Net business profit	52,982	48,592	493,367
Net credit recoveries	(16,364)	(16,722)	(152,381)
Other (losses) gains, net	(4,487)	878	(41,791)
Income before income taxes	64,859	66,193	603,957
Income tax (benefit):			
Current	(2,374)	(1,095)	(22,110)
Deferred	(864)	1,968	(8,045)
Net income	¥ 68,097	¥ 65,320	$ 634,112
	Yen		U.S. dollars (Note)
Basic net income per common share	¥ 47.27	¥ 45.23	$ 0.44
Diluted net income per common share	35.32	32.21	0.33

Non-Consolidated Statements of Retained Earnings

Shinsei Bank, Limited
For the fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note)
	2005	2004	2005
Legal reserve:			
Balance at beginning of year	¥ 4,823	¥ 2,756	$ 44,911
Transfer from unappropriated retained earnings	1,426	2,066	13,286
Balance at end of year	¥ 6,249	¥ 4,823	$ 58,197
Unappropriated retained earnings:			
Balance at beginning of year	¥247,485	¥194,564	$2,304,544
Appropriation:			
Transfer to legal reserve	(1,426)	(2,066)	(13,286)
Dividends paid	(7,133)	(10,333)	(66,424)
Net income	68,097	65,320	634,113
Balance at end of year	¥307,022	¥247,485	$2,858,947

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥107.39=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2005.

Organization

As of July 15, 2005


Board of Directors
CEO
Management Committee
Internal Audit Division
(Investigation Department)
Nomination Committee
Office of Corporate Secretary
Audit Committee
Office of Audit Committee
Compensation Committee
Institutional Banking Group (IBG)
IB Business Division
New York Representative Office
Process Control Division
Corporate Banking Business Sub-Group
Corporate Advisory Division
Asset Management Division
Strategic Business Unit I ~ V
Priority Business Unit I ~ IV
Corporate Business Unit I ~ V
Finance Company Business Unit
Business Solution Unit
Loan Management Unit
Osaka Strategic Business Unit
Osaka Corporate Business Unit
Osaka Business Solution Unit
(Unit at Specific Branch)*1
Real Estate Finance Sub-Group
Public Sector Finance Sub-Group
Corporate Business Solutions Sub-Group
International Principal Finance Division
Corporate Revitalization Division
Private Equity Division
Credit Trading Division
Real Estate Principal Investment Division
Specialty Finance Division
Financial Institutions and Capital Markets Sub-Group
Capital Markets Division
FIBD I
FIBD II
FIBD III
Osaka FIBD
(Unit at Specific Branch)*1
Non Bank Financial Services Sub-Group
Credit Risk Division
*2
Retail Banking Group (RBG)
Retail Business Division
Marketing Division
Direct Marketing Division
Customer Growth and Development Division
(Customer Service Department)
Wealth Management Division
Platinum Banking Division
Direct Banking Division
Channel Planning Division
Products and Retail ALM Division
Loan Products Division—Housing Loan Center Tokyo
Insurance Products Division
Excellence in Banking Division
Retail Services Sub-Group
Retail Services Division
Channel Management Division
Retail Technology Division
Head Office SFC
(Ginza Annex)
(Ginza Corridor Street Annex)
(Kyobashi Annex)
Sapporo SFC
Sendai SFC
Kanazawa SFC
Omiya SFC
LaLaport SFC
Tokyo SFC
Ikebukuro SFC
Ueno SFC
Kichijoji SFC
Shinjuku SFC
Shiodome SIO-SITE SFC
Roppongi Hills SFC
(Keyakizakadori Annex)
Shibuya SFC
Hiroo SFC
Meguro SFC
Futakotamagawa SFC
Hachioji SFC
Yokohama SFC
Fujisawa SFC
Nagoya SFC
Kyoto SFC
Osaka SFC
Umeda SFC
(Hankyu-Umeda Annex)
Namba SFC
Kobe SFC
Hiroshima SFC
Takamatsu SFC
Fukuoka SFC
Finance Group (FNG)
Management Accounting Division
Regulatory Accounting Division
Financial Accounting Division
Treasury Division
Financial Projects Division
Banking Infrastructure Group (BIG)
Information Technology Division
Operations Planning and Administration Division
Trading and Securities Operations Division
Grand Cayman Branch
Business Operations Division
Operations Services Division
Technology Support Division
Operation Support Division
*2
Risk Management Group (RMG)
Portfolio and Risk Management Division
Market Risk Management Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Corporate Affairs Group (CAG)
Human Resources Division
Corporate Communications Division
Social and Cultural Contribution Promotion Department
General Services Division
Corporate Strategy Division
Legal and Compliance Division
(Legal Department)
Credit Assessment Division

*1 Sapporo, Sendai, Kanazawa, Nagoya, Hiroshima, Takamatsu and Fukuoka

*2 Credit Risk Division is attached to IBG, but also reports to Head of RMG.

Abbreviations:
FIBD: Financial Institutions Business Division
SFC: Shinsei Financial Center

Directors and Executives

As of July 1, 2005

Board of Directors

Masamoto Yashiro	Chairman of the Board, Shinsei Bank, Limited
Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Vice Chairman, Shinsei Bank, Limited
Akira Aoki*	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
Timothy C. Collins*	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Takashi Imai*	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobile Corporation
Nobuaki Ogawa*	Lawyer
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley
Teruaki Yamamoto	President, APLUS Co., Ltd.

Senior Advisors

John S. Reed	Former Chairman, Citigroup Inc.
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Vice Chairman	Junji Sugiyama
Senior Managing Executive Officer, Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Institutional Banking Group	Clark Graninger
Senior Managing Executive Officer, Chief Financial Officer, Finance Group	John E. Mack
Senior Managing Executive Officer, Risk Management Group	Janak Raj
Senior Managing Executive Officer, Retail Banking Group	K. Sajeeve Thomas
Managing Executive Officer, Deputy Head, Retail Banking Group	Satoru Katayama
Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
Managing Executive Officer, Corporate Banking Business Sub-Group	Junzo Tomii
Statutory Executive Officer, Corporate Affairs Group	Kazumi Kojima

Notes: 1. * Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, Lucio A. Noto, Thierry Porté, Masamoto Yashiro
Audit Committee: Akira Aoki (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Fred H. Langhammer, Minoru Makihara, John S. Wadsworth, Jr.
3. Shinsei Bank adopted a Company with Committees board model after its annual general meeting of shareholders on June 24, 2004.

Employees

As of March 31, 2005, 2004 and 2003

	2005	2004	2003
Number of Employees	**2,041**	2,122	2,055
Male	**1,165**	1,235	1,177
Female	**876**	887	878
Average age	**37 years 4 months**	36 years 9 months	36 years 2 months
Average years of service	**10 years 6 months**	10 years 8 months	10 years 5 months

Major Subsidiaries and Affiliates

As of March 31, 2005

Major Domestic Subsidiaries

Name	Location	Main business	Capital (Millions of yen)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	¥5,000	100.00%	100.00%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	100.00	100.00	—
Shinsei Business Services Co., Ltd.	Tokyo, Japan	Administrative support	54	100.00	100.00	—
Shinsei Real Estate Valuation Services Co., Ltd.	Tokyo, Japan	Real estate valuation	50	100.00	100.00	—
The Shinsei Card Co., Ltd.	Tokyo, Japan	Credit card	725	100.00	100.00	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	5,500	100.00	100.00	—
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advising	495	100.00	100.00	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	100.00	100.00	—
Life Housing Loan Co., Ltd.	Tokyo, Japan	Housing loan	1,000	100.00	—	100.00
Shinsei Sales Finance Co., Ltd.	Tokyo, Japan	Installment credit	350	100.00	100.00	—
Shinsei Property Finance Co., Ltd.	Tokyo, Japan	Real estate collateral finance	250	100.00	100.00	—
Shinsei Business Finance Co., Ltd.	Tokyo, Japan	Small business lending	734	75.00	75.00	—
BM Finance Co., Ltd.	Tokyo, Japan	Finance	10	100.00	100.00	—
BM Enterprise Co., Ltd.	Tokyo, Japan	Finance	10	—	—	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	100.00	—	100.00
APLUS Co., Ltd.	Osaka, Japan	Consumer sales finance	15,000	67.70	0.60	67.10
Showa Leasing Co., Ltd.	Tokyo, Japan	Leasing	42,149	96.50	96.50	—

Major Overseas Subsidiaries

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2.1 million	100.00%	100.00%	—%
Shinsei Capital (USA), Ltd.	Wilmington, Delaware, USA	Finance	0	100.00	100.00	—
Shinsei International Limited	London, UK	Securities	£1 million	100.00	100.00	—

Affiliates Accounted for Using the Equity Method

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
SHINKI Co., Ltd.	Tokyo, Japan	Finance	¥12,665 million	39.10%	39.10%	—%
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥10 million	50.00	50.00	—
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$12,000	17.50	17.50	—
BlueBay Asset Management Limited	London, UK	Asset management	£12,000	25.00	25.00	—

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares(*2, 3):
1,358,537,606
Preferred Shares:
Class A 74,528,000
Class B 600,000,000

Ten Largest Shareholders(*4)
Mellon Bank Treaty Clients Omnibus
(17.37% of common shares)
J. Christopher Flowers
(6.49% of common shares)
State Street Bank and Trust Company
(3.93% of common shares)
The Master Trust Bank of Japan, Ltd.
(2.95% of common shares)
Morgan Stanley and Company Inc.
(2.73% of common shares)
Japan Trustee Services Bank, Ltd.
(Trust Account)
(2.64% of common shares)
Mellon Bank N.A.A. AFIC ST1 New LTCB Partners C.V. Shinsei Bank
(2.53% of common shares)
The Chase Manhattan Bank N.A. London
(1.93% of common shares)
Timothy C. Collins
(1.86% of common shares)
Japan Securities Finance Co., Ltd.
(Trust Account)
(1.49% of common shares)

(As of March 31, 2005)

Network
Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Marunouchi Annex
(Housing Loan Center Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of July 1, 2005)

Domestic Sub-Branches (ATM only):
Shinsei Bank
27 locations
Keikyu Station Bank
37 locations
Tokyo Metro stations
4 locations
Shinsei Daily Bank
34 locations

(As of July 1, 2005)

Co-managed under a tie-up with IY Bank Co., Ltd.
9,845 locations

(As of March 31, 2005)

Number of Shinsei Bank's own ATMs
252

(As of July 1, 2005)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common stock has been listed on the First Section of the Tokyo Stock Exchange.
(*4) 1. Actual shareholdings have been reported to the full extent to which the Bank is aware.
2. Mr. J. Christopher Flowers and Mr. Timothy C. Collins are directors of the Bank.
3. New LTCB Partners C.V., which was the main shareholder of the Bank as of the end of fiscal 2003, was not the main shareholder as of the end of fiscal 2004.

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our *PowerFlex* account, free ATM network and internet banking service, along with our customer friendly financial centers, have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html

Web Site

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations.



Retail
http://www.shinseibank.com/english/
The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site.



Institutional
http://www.shinseibank.com/institutional/en/
Our Institutional web site provides information for our institutional customers on our solutions and products and services. It also contains details of our branches and affiliates.



Small Business
http://www.shinseibank.com/nonbank/en/
The Small Business web site provides information on unsecured loans and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.



About Shinsei Bank
http://www.shinseibank.com/investors/en/about/
This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information.



Investor Relations
http://www.shinseibank.com/investors/en/ir/
The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results.

For further information, please contact:
Corporate Communications Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome,
Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: webmaster@shinseibank.com

SHINSEI BANK